UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

FIRST FOUNDATION INC.

State or other jurisdiction of incorporation or organization: California

 I.R.S. Employer Identification Number: 20-8639702

18101 Von Karman Avenue, Suite 700

Irvine, CA 92612

Phone: (949) 202-4160

_________________________________________________

(Address and telephone number of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

None

(Title of each class)

N/A

(Name of each exchange on which to be registered)

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, par value $0.001 per share

(Title of class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☒

(i)

NOTE REGARDING FORWARD-LOOKING STATEMENTS

In addition to historical information, this document contains forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements are those that predict or describe future events or trends and that do not relate solely to historical matters. However, actual results and financial performance in the future will be affected by known and currently unknown risks, uncertainties and other factors that may cause actual results or financial performance in the future to differ materially from the results or financial performance that may be expressed, predicted or implied by such forward-looking statements. Such risks, uncertainties and other factors include, among others, those set forth below in ITEM 1A. RISK FACTORS. In some cases, you can identify forward-looking statements by words like “may,” “will,” “should,” “could,” “believes,” “intends,” “expects,” “anticipates,” “plans,” “estimates,” “predicts,” “potential,” “project” and “continue” and similar expressions. Readers of this document are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the respective dates on which such statements were made and which are subject to risks, uncertainties and other factors that could cause actual results and the timing of certain events to differ materially from future results expressed or implied by such forward-looking statements.

First Foundation Inc. expressly disclaims any intent or any obligation to release publicly any revisions or updates to any such forward-looking statements to reflect events or circumstances after the date of this document or the occurrence of unanticipated events or developments or to conform such forward-looking statements to actual results or to changes in its opinions or expectations, except as may be required by applicable law.

This Form 10 registration statement does not constitute an offer or solicitation to sell our shares or any other securities. Any such offer or solicitation will be made in accordance with the terms of all applicable securities laws.

“First Foundation Inc.,” “First Foundation Advisors,” “First Foundation Bank,” and “First Foundation Insurance Services,” and their respective logos are trademarks and/or service marks of First Foundation Inc. and its subsidiaries. All other trademarks, service marks and trade names referred to in this Form 10 registration statement are the property of their respective owners.

(ii)

IMPLICATIONS OF BEING AN EMERGING GROWTH COMPANY

As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an "emerging growth company" as defined in the Jumpstart our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. As an emerging growth company:

•	we are permitted to present only two years of audited financial statements and only two years of related Management's Discussion and Analysis of Financial Condition and Results of Operations;
•	we are exempt from the requirement to obtain an attestation and report from our auditors on the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;
•	we are permitted to provide less extensive disclosure about our executive compensation arrangements;
•	we are not required to give our stockholders non-binding advisory votes on executive compensation or golden parachute arrangements; and
•	we have elected to use an extended transition period for complying with new or revised accounting standards.

We may take advantage of these provisions for up to five years subsequent to the effective date of this Form 10 registration statement or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company upon the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1.0 billion, (ii) December 31 of the fiscal year that we become a "large accelerated filer" as defined in Rule 12b-2 under the Securities Exchange Act of 1934, or the Exchange Act, which would occur if the market value of our common stock held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter and we have been publicly reporting for at least 12 months, or (iii) the date on which we have issued more than $1.0 billion in non-convertible debt during the preceding three-year period.

We may choose to take advantage of some but not all of these reduced burdens. We have taken advantage of reduced reporting requirements in this Form 10 registration statement. Accordingly, the information contained herein may be different from the information reported by our competitors that are public companies, or by other public companies in which you have made an investment.

(iii)

ITEM 1.	BUSINESS

Overview

We are a financial services company that provides comprehensive financial services, including investment management, wealth planning, consulting, banking and trust services, though an integrated platform. First Foundation Inc., (“we,” “our,” “us,” the “Company” or “FFI”), is a California corporation which is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended (Holding Company Act”). We conduct our business through our wholly owned subsidiaries, First Foundation Advisors (“FFA”) and First Foundation Bank (“FFB” or the “Bank”). FFA, which is a registered investment adviser under the Investment Advisers Act of 1940, as amended (the “Investment Advisors Act”), conducts our investment advisory and wealth management business. FFA provides investment advisory services, financial consulting and and related services predominantly to high-net-worth individuals and their families, family businesses, and other organizations. As of June 30, 2013, FFA had assets under management (“AUM”) of $2.36 billion. FFB, which is a California state chartered bank, conducts our banking and trust operation. The deposits held by FFB are insured to the maximum extent permitted by law by the Federal Deposit Insurance Corporation (“FDIC”). As of June 30, 2013, FFB had total assets of $891 million. The operations of FFA and FFB are conducted through a total of seven wealth management offices (at which we provide investment management, wealth planning, consulting, banking and trust services), six of which are in Southern California and one of which is in Las Vegas, Nevada and through our corporate and administrative offices located in Irvine, California.

As a bank holding company, we are subject to regulation and examination by the Board of Governors of the Federal Reserve System (the “Federal Reserve Board” or the “FRB”) and the Federal Reserve Bank of San Francisco (the “FRBSF”) under delegated authority from the FRB. As an FDIC-insured, California state chartered bank, FFB is subject to regulation and examination by the FDIC and the California Department of Business Oversight (“DBO”). FFB also is a member of the Federal Home Loan Bank of San Francisco (“FHLB”), which provides it with a source of funds in the form of short-term and long-term borrowings. FFA, as a registered investment adviser under the Investment Advisors Act, is subject to regulation by the Securities and Exchange Commission (the “SEC” or the “Commission”).

We were organized in October 2006 under the name “Keller Financial Group” to become the holding company for FFA, which commenced its operations in 1990. In June, 2007, the then shareholders of FFA (which was incorporated under the name Keller Investment Management Inc. in 2007), exchanged all of their FFA shares for a total of 2,000,000 shares of our common stock, as a result of which, FFA became a wholly-owned subsidiary of the Company. Prior to June 2007, the Company had no material assets and had conducted no business operations.

In 2007, we organized FFB and filed an application with the U.S. Office of Thrift Supervision (the “OTS”), to become an FDIC-insured federal savings bank. In September 2007, we sold 3,200,000 shares of our common stock, at a price of $10.00 per share, solely to accredited investors in a private offering, raising gross proceeds of $32.0 million. On September 17, 2007, FFB received its banking charter from the OTS and we contributed $25.0 million to FFB in exchange for 100% of its shares. FFB commenced its banking operations in October 2007. Effective June 28, 2012, FFB was converted from a federal savings bank to a California state chartered, FDIC insured bank, subject to regulation by the FDIC and the DBO.

In February 2009, we amended our articles of incorporation to change our name to First Foundation Inc.. In September 2009, the the company that was previously known as Keller Investment Management Inc. changed its names to First Foundation Advisors.

Our headquarters offices are located at 18101 Von Karman Avenue, Suite 700, Irvine, California 92612, where our phone number is (949) 202-4160.

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Overview of our Investment Advisory and Wealth Management Business.

FFA is a fee-only investment adviser which provides investment advisory services primarily to high net worth individuals, their families and their family businesses. In addition, FFA provides fee-only wealth management services predominantly to high-net-worth individuals and their families, family businesses, and non-profit organizations. FFA strives to provide its clients with a high level of personalized service by its staff of experienced relationship managers and consultants. As of June 30, 2013, FFA had approximately 1,300 clients, located primarily in Southern California, and had AUM of $2.36 billion. For segment reporting purposes, FFA's operations are referred to as Wealth Management.

Overview of Our Banking Business.

FFB is engaged in private and commercial banking, offering a broad range of personal and business banking and trust services to its clients. Its private banking services include a variety of deposit products, including personal checking, savings and money market deposits and certificates of deposit, and single family real estate loans, consumer loans and online and other personal banking services. FFB's business banking products and services include multifamily and commercial real estate loans, commercial term loans and lines of credit, transaction and other deposit accounts, online banking and enhanced business services. FFB's client base is comprised primarily of mid-to-high net worth individuals and their families, small to moderate sized businesses and professional firms.

We have grown and extended FFB's banking franchise from a single banking office, which opened in October 2007, in the City of Irvine, in Orange County California, to a total of seven offices located in the cities of: El Centro, La Jolla, Newport Beach, Palm Desert, Pasadena, and West Los Angeles, California and Las Vegas, Nevada.

At June 30, 2013, FFB had $891 million of total assets, $798 million of loans and $727 million of deposits. By comparison, at December 31, 2011 and 2010, FFB had total assets of $549 million and $404 million, respectively, loans of $523 million and $337 million, respectively, and total deposits of $410 million and $290 million, respectively. FFB generated net interest income of $27.7 million in the year ended December 31, 2012, as compared to $20.1 million and $11.9 million in the years ended December 31, 2011 and 2010, respectively. In the six months ended June 30, 2013, net interest income totaled $17.7 million, as compared to $12.3 million for the same six months of 2012. For segment reporting purposes, our banking operations are referred to as Banking.

FFB was organized and commenced operations in October 2007, as a federal savings bank subject to regulation and examination by the OTS, pursuant to the Home Owners' Loan Act of 1933, as amended ("HOLA") and, as a result, we registered as a unitary savings and loan holding company, also regulated by the OTS. In May 2012, the Bank filed applications with the FDIC and DBO to become a California state chartered bank and the Company filed an application with the Federal Reserve Board to become a bank holding company registered under the Holding Company Act. In June 2012, following the approval of those applications, the Bank became a California state-chartered bank subject to regulation and examination by the DBO pursuant to the California Financial Code and by the FDIC under the Federal Deposit Insurance Act, ("FDIA") , and ceased to be a federal savings bank subject to regulation under HOLA. At that same time, the Company became a one-bank holding company subject to regulation by the Federal Reserve Board under the Holding Company Act, and ceased to be a savings and loan holding company. For information regarding the banking laws and regulations to which the Company and the Bank are subject, see "Supervision and Regulation" in this item 1 in this Form 10.

Recent Developments

Term Loan. In April 2013, we borrowed a total of $7.5 million under a term loan from an unaffiliated bank lender. The principal amount of the loan bears interest at a rate of Libor plus 4.0% per annum. The term of the loan is five years. The loan agreement requires us to make monthly payments of principal and interest the amounts of which are based on a 10 year amortization schedule, with a final payment of the unpaid principal balance, in the amount of approximately $3.8 million, plus accrued but unpaid interest, at the maturity date of the loan, which will be in May 2018. We have the right, in our discretion, to prepay all or a portion of the loan at any time, without any penalties or premium. We have pledged all of the common stock of the Bank to the lender as security for the performance of our payment and other obligations under the loan agreement. The loan agreement obligates us to meet certain financial covenants with which we were in compliance at June 30, 2013. For additional information regarding the term loan, see “FINANCIAL INFORMATION - Management’s Discussion and Analysis of Financial Condition and Results of Operations - Financial Condition - Term Loan” included in Item 2 in this Form 10.

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Private Offering of Common Stock. Earlier in 2013, we commenced a private offering of up to 500,000 shares of our common stock at a price of $18 per share in cash pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended ("Regulation D"). Shares are being offered and sold only to "accredited investors" as defined in Rule 501 of Regulation D. As of September 30, 2013, no stock has been issued in this offering pending the receipt of subscriptions for at least 275,000 of the shares.

Acquisition of Desert Commercial Bank. On August 15, 2012, we completed the acquisition of Desert Commercial Bank, a California state-chartered bank headquartered in Palm Desert, California ("DCB"), in exchange for our issuance to the former DCB shareholders of a total of 815,447 shares of our common stock, valued at $15.00 per share for their shares of DCB common stock. The acquisition was accomplished by means of a merger of DCB with and into FFB, in which FFB was the surviving bank and the separate existence of DCB ceased (the "DCB Acquisition"). As a result of the DCB Acquisition, FFB acquired from DCB approximately $35.0 million of cash, $90 million of loans, $9 million of investment securities, and $6 million of deferred taxes and other assets, and assumed approximately $127 million of deposits. We also converted DCB's two banking offices, located in Palm Desert and El Centro, California, respectively, to wealth management offices and we consolidated one of our then existing offices, located in La Quinta, California, into the Palm Desert office. Pursuant to the merger agreement with DCB, the number of shares that we issued in the DCB Acquisition gave effect to a downward adjustment of $4.5 million in the consideration that we would have otherwise paid, in shares of our common stock, to the former shareholders of DCB to offset possible losses we might incur on certain assets that we acquired from DCB in the merger. The merger agreement provides that if, as of the second anniversary of the consummation of the DCB Acquisition, actual losses on those assets total less than $4.5 million, we will issue to the former DCB shareholders a number of additional shares of our common stock determined by dividing the price per share of $15.00 into 90% of the amount, if any, by which $4.5 million exceeds the losses incurred on those assets. As of June 30, 2013, we do not expect to pay out any additional consideration to the former DCB shareholders.

Our Business

Through FFB and FFA, we offer our clients a full range of financial services from a single platform. Our broad range of products and services are more typical of those offered by larger financial institutions, while our high level of personalized service and responsiveness is more typical of the service offered by boutique financial service firms and community banks. We believe that this combination of a comprehensive financial platform and personalized service differentiates us from many of our competitors and has contributed to the growth of our client base and our wealth management, investment advisory, banking and trust business. Our client base includes high net worth individuals, their families, foundations and businesses, small to moderate sized businesses and professional firms.

Bank Products and Services

Through FFB, we offer a wide range of deposit products, lending products, business and personal banking services, including online banking and trust services.

The interest earned on loans in excess of a bank’s funding costs (net interest income) is usually the principal source of revenue for a bank. The amount of interest charged on a loan is based on market factors, credit risk evaluations and the term of the loan. When making a loan, a bank takes on credit risk as well as interest rate risk. Our loan products are designed to meet the needs of our clients in a manner that allows us to effectively manage the credit and interest rate risks inherent in the loans we make. Deposits are a bank’s principal source of funds for making loans and investments and acquiring other interest-earning assets. Additionally, the interest expense that a bank must incur to attract and maintain deposits has a significant impact on its operating results. A bank’s interest expense, in turn, will be determined primarily by prevailing interest rates and the types of deposits that it offers to and is able to attract from its clients.

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Generally, banks seek to attract “core deposits” which consist of non-interest bearing and low cost interest-bearing demand, deposits, and savings and money market deposits. By comparison, time deposits (also sometimes referred to as “certificates of deposit”), including those in denominations of $250,000 or more, usually bear much higher rates of interest and are more interest-rate sensitive and volatile than core deposits. A bank that is not able to attract significant amounts of core deposits must rely on more expensive time deposits or alternative sources of cash, such as FHLB borrowings, to fund interest-earning assets, which means that its costs of funds are likely to be higher and, as a result, its net interest margin is likely to be lower than a bank with higher proportion of core deposits.

Our trust services are an integral part of our platform as they allow us to provide services to trusts held by or set up for the benefit of our clients. Recurring trust fees provide an additional source of noninterest income for our operations.

Bank Deposit Products

We offer a wide range of deposit products, including personal and business checking, savings accounts, interest-bearing negotiable order of withdrawal accounts, money market accounts and time certificates of deposit. The following table sets forth information regarding the type of deposits which our clients maintained with us and the average interest rates on those deposits as of December 31, 2012 and June 30, 2013, respectively:

	June 30, 2013		December 31, 2012
(dollars in thousands)	Amount	Weighted Average Rate	Amount	Weighted Average Rate

Demand deposits:
Noninterest-bearing	$185,092	-	$131,827	-
Interest-bearing	164,217	0.501%	103,085	0.558%
Money market and savings deposits	91,365	0.378%	91,278	0.488%
Certificates of deposit	279,257	0.693%	323,551	0.732%
Total	$719,931	0.431%	$649,741	0.522%

Bank Loan Products

We offer our clients a number of different loan products, consisting primarily of multi-family and single family residential real estate loans, commercial real estate loans, commercial term loans and lines of credit, and consumer loans. The Bank handles all loan processing, underwriting and servicing at its corporate office. The following table sets forth information regarding the types of loans that we make, by amounts and as a percentage of our total loans outstanding at December 31, 2012 and June 30, 2013:

	June 30, 2013		December 31, 2012
(dollars in thousands)	Balance	% of Total	Balance	% of Total
Outstanding principal balance:
Loans secured by real estate:
Residential properties:
Multifamily	$373,485	46.8%	$367,412	49.4%
Single family	186,536	23.3%	155,864	21.0%
Total loans secured by residential properties	560,021	70.1%	523,276	70.4%
Commercial properties	144,781	18.1%	132,217	17.8%
Land	5,748	0.7%	7,575	1.0%
Total real estate loans	710,550	89.0%	663,068	89.2%
Commercial and industrial loans	72,074	9.0%	67,920	9.1%
Consumer loans	15,875	2.0%	12,585	1.7%
Total loans	$798,499	100.0%	$743,573	100.0%

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Residential Mortgage Loans – Multi-family: We make multi-family residential mortgage loans for terms up to 30 years primarily for properties located in Southern California. These loans generally are adjustable rate loans with interest rates tied to a variety of independent indexes; although in some cases these loans have fixed interest rates for periods ranging from 3 to 7 years and adjust thereafter based on an applicable index. These loans generally have interest rate floors, payment caps, and prepayment penalties. The loans are underwritten based on a variety of underwriting criteria, including loan-to-value and debt service coverage ratios, borrower liquidity and credit history. We typically require personal guarantees from the owners of the entities to which we make such loans.

Residential Mortgage Loans – Single-family: We offer single family residential mortgage loans primarily as an accommodation to our existing clients. In most cases, these take the form of non-conforming loans and FFB does not sell or securitize any of its single family residential mortgage loan originations. The Bank does not originate loans defined as high cost by state or federal banking regulators. The majority of the Bank’s single family residential loan originations are collateralized by first mortgages on real properties located in Southern California. These loans are generally adjustable rate loans with fixed terms ranging from 3 to 7 years terms.

Commercial Real Estate Loans: Our commercial real estate loans are secured by first trust deeds on nonresidential real property. These loans generally are adjustable rate loans with interest rates tied to a variety of independent indexes; although in some cases these loans have fixed interest rates for periods ranging from 3 to 7 years and adjust thereafter based on an applicable index. These loans generally have interest rate floors, payment caps, and prepayment penalties. The loans are underwritten based on a variety of underwriting criteria, including loan-to-value and debt service coverage ratios, borrower liquidity and credit history. We typically require personal guarantees from the owners of the entities to which we make such loans.

Commercial Loans: We offer commercial term loans and commercial lines of credit to our clients. Commercial loans generally are made to businesses that have demonstrated a history of profitable operations. To qualify for such loans, prospective borrowers generally must have operating cash flow sufficient to meet their obligations as they become due, and good payment histories. Commercial term loans are either fixed rate loans or adjustable rate loans with interest rates tied to a variety of independent indexes and are made for terms ranging from one to five years. Commercial lines of credit are adjustable rate loans with interest rates usually tied to the Wall Street Journal prime rate, are made for terms ranging from one to two years, and contain various covenants, including a requirement that the borrower reduce its credit line borrowings to zero for specified time periods during the term of the line of credit.

Consumer Loans: We offer a variety of consumer loans and credit products, including personal installment loans and lines of credit, and home equity lines of credit designed to meet the needs of our clients. Consumer loans are either fixed rate loans or adjustable rate loans with interest rates tied to a variety of independent indexes and are made for terms ranging from one to ten years. Consumer loan collections are dependent on the borrower’s ongoing cash flows and financial stability and, as a result, generally pose higher credit risks than the other loans that we make.

Wealth Management Products and Services

FFA provides investment advisory services on a fee-only basis and consulting services for individuals, retirement plans, charitable institutions and private foundations. FFA also provides ultra-high net worth clients with personalized services designed to enable them to reach their personal and financial goals and by coordinating FFA’s investment advisory and wealth management services with risk management and estate and tax planning services available from outside service providers, for which FFA does not receive commissions or referral fees. FFA’s clients benefit from certain cost efficiencies available to institutional managers, such as block trading, access to institutionally priced no-load mutual funds, ability to seek competitive bid/ask pricing for bonds, low transaction costs and investment management fees charged as a percentage of the assets managed, with tiered pricing for larger accounts.

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FFA strives to create diversified investment portfolios for its clients that are individually designed, monitored and adjusted based on the discipline of fundamental investment analysis. FFA focuses on creating investment portfolios that are commensurate with a client’s objectives, risk preference and time horizon, using traditional investments such as individual stocks and bonds and mutual funds. FFA also provides comprehensive and ongoing advice and coordination regarding estate planning, retirement planning, charitable and business ownership issues, including issues faced by executives of publicly-traded companies and by owners of privately-held companies.

FFA does not provide custodial services for its clients. Instead, it client investment accounts are maintained under custodial arrangements with large, well established brokerage firms, either directly or through FFB. However, FFA advises its clients that they are not obligated to use those services and that they are free to select securities brokerage firms and custodial service providers of their own choosing.

FFA also provides wealth management services, consisting of financial, investment and economic advisory and related services, to high-net-worth individuals and their families, family businesses, and other organizations (including public and closely-held corporations, family foundations and private charitable organizations). Those services include education, instruction and consultation on financial planning and management matters, and Internet-based data processing administrative support services involving the processing and transmission of financial and economic data primarily for charitable organizations.

Competition

The banking and investment and wealth management businesses in California, generally, and in FFI’s market area, in particular, are highly competitive. A relatively small number of major national and regional banks, operating over a wide geographic area, including Wells Fargo, JP Morgan Chase, US Bank, Comerica, Union Bank, City National and Bank of America, dominate the Southern California banking market. Those banks, or their affiliates, also offer private banking and investment and wealth management services in our market area. We also compete with large, well known private banking and wealth management firms, including City National, First Republic, Northern Trust and Boston Private. Those banks and investment and wealth management firms generally have much greater financial and capital resources than we do and as a result of their ability to conduct extensive advertising campaigns and their relatively long histories of operations in Southern California, are generally better known than we are. In addition, by virtue of their greater total capitalization, the large banks have substantially higher lending limits than we do, which enables them to make much larger loans and to offer loan products that we are not able to offer to our clients.

We compete with these much larger banks and investment and wealth management firms primarily on the basis of the personal and “one-on-one” service that we provide to our clients, which many of these competitors are unwilling or unable to provide, other than to their wealthiest clients, due to costs involved or their “one size fits all” approaches to providing financial services to their clients. We believe that our principal competitive advantage is our ability to offer our banking, trust, and investment and wealth management services through one integrated platform, enabling us to provide our clients with the efficiencies and benefits of dealing with a cohesive group of individuals working together to assist our clients to meet their personal investment and financial goals. We believe that only the largest financial institutions in our area provide similar integrated platforms of products and services, which they sometimes reserve for their wealthiest and institutional clients. In addition, while we also compete with many local and regional banks and numerous local and regional investment advisory and wealth management firms, we believe that only a very few of these banks offer investment or wealth management services and that a very few of these investment and wealth management firms offer banking services and, therefore, are not able to provide such an integrated platform of services to their clients. This enables us to compete effectively for clients who are dissatisfied with the level of service provided at larger financial institutions, yet are not able to receive an integrated platform of services from other regional or local financial service providers.

While we provide our clients with the convenience of technological access services, such as remote deposit capture and internet banking, we compete primarily by providing a high level of personal service associated with our private banking focus. As a result, we do not try to compete exclusively on pricing. However, because we are located in a highly competitive market place and because we are seeking to grow our business, we attempt to maintain our pricing in line with our primary competitors.

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Impact of Economic Conditions, Government Policies and Legislation on our Business

Impact of Economic Conditions and Government Monetary Policies.

Our profitability, like that of most financial institutions, is affected to a significant extent by our net interest income, which is the difference between the interest income we generate on interest-earning assets, such as loans and investment securities, and the interest we pay on deposits and other interest-bearing liabilities, such as borrowings. Our interest income and interest expense, and hence our net interest income, depends to a great extent on prevailing market rates of interest, which are highly sensitive to many factors that are beyond our control, including inflation, recession and unemployment. Moreover, it is often difficult to predict, with any assurance, how changes in economic conditions of this nature will affect our future financial performance.

Our net interest income and operating results also are affected by monetary and fiscal policies of the federal government and the policies of regulatory agencies, particularly the FRB. The FRB implements national monetary policies to curb inflation, or to stimulate borrowing and spending in response to economic downturns, through its open-market operations by adjusting the required level of reserves that banks and other depository institutions must maintain, and by varying the target federal funds and discount rates on borrowings by banks and other depository institutions. These actions affect the growth of bank loans, investments and deposits and the interest earned on interest-earning assets and paid on interest-bearing liabilities. The nature and impact of any future changes in monetary and fiscal policies on us cannot be predicted with any assurance.

Legislation and Governmental Actions.

From time to time, federal and state legislation is enacted which can affect our operations and our operating results by materially increasing the costs of doing business, limiting or expanding the activities in which banks and other financial institutions may engage, or altering the competitive balance between banks and other financial services providers.

The recent economic recession and credit crisis that, among other measures, required the federal government to provide substantial financial support to the largest of the banks and other financial service organizations in the United States, led the U.S. Congress to adopt a number of new laws, and the U.S. Treasury Department and the federal banking regulators, including the FRB and the FDIC, to take broad actions, to address systemic risks and volatility in the U.S. banking system. Set forth below are summaries of such recently adopted laws and regulatory actions, which are not intended to be complete and which are qualified in their entirety by reference to those laws and regulations.

New Basel III Capital Rules. U.S. banks and bank holding companies are required to maintain certain amounts of capital and meet certain risk-based capital ratios primarily for the purposes of managing credit risk and providing a buffer against losses inherent in the banking business. The current risk-based capital rules are based on the 1988 capital accord of the International Basel Committee on Banking Supervision (the “Basel Committee”), which is comprised of central banks and bank supervisors and regulators from the major industrialized countries. The Basel Committee develops broad policy guidelines for use by each country’s banking regulators in determining the banking supervisory policies and rules they apply. In December 2010, the BCBS issued a new set of more stringent international guidelines for determining regulatory capital, known as “Basel III” largely in response to the credit crisis which began in 2008 and which led to government “bail-outs” of troubled banks and other financial institutions.

In July 2013, the FRB adopted final rules (the “New Capital Rules”) establishing a new comprehensive capital framework for U.S. banking organizations based on the Basel III guidelines, and the FDIC adopted substantially identical rules on an interim basis. The rules not only implement the Basel Committee’s December 2010 framework for strengthening international capital standards, but also certain provisions of the Dodd-Frank Act. The New Capital Rules substantially revise and heighten the risk-based capital requirements applicable to U.S. banking organizations, including the Company and the Bank, from the current U.S. risk-based capital rules and replace the existing approach used in risk-weighting of a banking organization’s assets with a more risk-sensitive approach. The New Capital Rules will become effective for the Company and the Bank on January 1, 2015 (subject in the case of certain of those Rules to phase-in periods).

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Among other things, the New Capital Rules (i) introduce a new capital measure called “Common Equity Tier 1” (“CET-1”), and (ii) specify that Tier 1 capital consists of common equity and “Additional Tier 1 capital” instruments meeting specified requirements, thus potentially requiring banking organizations to achieve and maintain higher levels of CET-1 in order to meet minimum capital ratios.

In addition, when fully phased-in on January 1, 2019, the New Capital Rules will require the Company and the Bank, as well as most other U.S. based bank holding companies and banks, to maintain a 2.5% “capital conservation buffer,” comprised entirely of CET-1 capital, on top of heighted minimum capital to risk-weighted asset ratios mandated by Basel III, thereby further increasing the capital ratios that banks and bank holding companies will be required to meet. For additional information regarding these new capital requirements, see “Supervision and Regulation - First Foundation Bank – New Basel III Capital Rules” in this Item 1 in this Form 10.

The Dodd-Frank Act: On July 21, 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) was signed into law. The Dodd-Frank Act significantly changes federal banking regulation. Among other things, the Dodd-Frank Act created a new Financial Stability Oversight Council to identify systemic risks in the banking and financial system and gives federal regulators new authority to take control of and liquidate banking institutions and other financial firms facing the prospect of imminent failure that would create systemic risks to the U.S. financial system. The Dodd-Frank Act also created the Consumer Financial Protection Bureau (“CFPB”), which is a new independent federal regulator with broad powers and authority to administer and regulate federal consumer protection laws.

The Dodd-Frank Act is expected to have a significant impact on banks and bank holding companies and we expect that many of its provisions will impact our business operations as they take effect. However, many aspects of the Dodd-Frank Act are subject to further rulemaking and will take effect over several years, making it difficult to anticipate the overall impact of that Act on the Company and the Bank. Set forth below is a summary description of some of the key provisions of the Dodd-Frank Act that may affect us. The description does not purport to be complete and is qualified in its entirety by reference to the Dodd-Frank Act itself.

Imposition of New Capital Standards on Bank Holding Companies. The Dodd-Frank Act required the FRB to apply consolidated capital requirements to bank holding companies that are no less stringent than those currently applied to depository institutions, such as the Bank. The FRB implemented this requirement by its adoption of the new Basel III capital rules in June 2013. See “Supervision and Regulation - First Foundation Bank – New Basel III Capital Rules” below.

Increase in Deposit Insurance and Changes Affecting the FDIC Insurance Fund. The Dodd-Frank Act permanently increased the maximum deposit insurance amount for banks, savings institutions and credit unions to $250,000 per depositor. Additionally, the Dodd-Frank Act eliminates the federal statutory prohibition against the payment of interest on business checking accounts, which is likely to increase the competition for and interest that banks pay on such accounts. The Dodd-Frank Act also broadens the base for FDIC insurance assessments, which will now be based on the average consolidated total assets, less tangible equity capital, of an insured financial institution and which may result in increases in FDIC insurance assessments for many FDIC insured banks. The Dodd-Frank Act requires the FDIC to increase the reserve ratio of the Deposit Insurance Fund from 1.15% to 1.35% of insured deposits by 2020 and eliminates the requirement that the FDIC pay dividends to insured depository institutions when the reserve ratio exceeds certain thresholds.

Executive Compensation Provisions. The Dodd-Frank Act directs federal banking regulators to promulgate rules prohibiting the payment of excessive compensation to executives of depository institutions and their holding companies with assets in excess of $1.0 billion.

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Limitations on Conversion of Bank Charters. The Dodd-Frank Act prohibits a bank or other depository institution from converting from a state to federal charter or vice versa while it is subject to a cease and desist order or other formal enforcement action or a memorandum of understanding with respect to a significant supervisory matter, unless the appropriate federal banking agency gives notice of the conversion to the federal or state regulatory agency that issued the enforcement action and that agency does not object within 30 days.

Interstate Banking. The Dodd-Frank Act authorizes national and state banks to establish branches in other states to the same extent as a bank chartered by that state would be permitted to branch. Previously, banks could only establish branches in other states if the host state expressly permitted out-of-state banks to establish branches in that state. Accordingly, banks will be able to enter new markets more freely.

Restrictions on Derivative Transactions. The Dodd-Frank Act prohibits state-chartered banks from engaging in derivatives transactions unless the legal lending limits of the state in which the bank is chartered take into consideration credit exposure to derivatives transactions. For this purpose, derivative transactions include any contract, agreement, swap, warrant, note or option that is based in whole or in part on the value of, any interest in, or any quantitative measure or the occurrence of any event relating to, one or more commodities, securities, currencies, interest or other rates, indices or other assets.

Extension of Limitations on Banking Transactions by Banks with their Affiliates. The Dodd-Frank Act applies Section 23A and Section 22(h) of the Federal Reserve Act (governing transactions with insiders of banks and other depository institutions) to derivative transactions, repurchase agreements and securities lending and borrowing transactions that create credit exposure to an affiliate or an insider of a bank. Any such transactions with any affiliates must be fully secured. In addition, the exemption from Section 23A for transactions with financial subsidiaries has been eliminated. The Dodd-Frank Act also expands the definition of affiliate for purposes of quantitative and qualitative limitations of Section 23A of the Federal Reserve Act to include mutual funds advised by a depository institution or any of its affiliates.

Debit Card Fees. The Dodd-Frank Act provides that the amount of any interchange fee charged by a debit card issuer with respect to a debit card transaction must be reasonable and proportional to the cost incurred by the card issuer and requires the FRB to establish standards for reasonable and proportional fees which may take into account the costs of preventing fraud. As a result, the FRB adopted a rule, effective October 1, 2011, which limits interchange fees on debit card transactions to a maximum of 21 cents per transaction plus 5 basis points of the transaction amount. A debit card issuer may recover an additional one cent per transaction for fraud prevention purposes if the issuer complies with certain fraud-related requirements prescribed by the FRB. Although, as a technical matter, this new limitation applies only to institutions with assets of more than $10 billion, it is expected that many smaller institutions will reduce their interchange fees in order to remain competitive with the larger institutions that are required to comply with this new limitation.

Consumer Protection Provisions of the Dodd-Frank Act. The Dodd-Frank Act creates a new, independent federal agency, called the Consumer Financial Protection Bureau (“CFPB”), which has been granted broad rulemaking, supervisory and enforcement powers under various federal consumer financial protection laws, including the Equal Credit Opportunity Act, Truth in Lending Act, Real Estate Settlement Procedures Act, Fair Credit Reporting Act, Fair Debt Collection Act, the Consumer Financial Privacy provisions of the Gramm-Leach-Bliley Act and certain other statutes. The CFPB has examination and primary enforcement authority with respect to the compliance by depository institutions with $10 billion or more in assets with federal consumer protection laws and regulations. Smaller institutions are subject to rules promulgated by the CFPB, but continue to be examined and supervised by federal banking regulators for consumer compliance purposes. The CFPB has authority to prevent unfair, deceptive or abusive practices in connection with the offering of consumer financial products. The Dodd-Frank Act also (i) authorizes the CFPB to establish certain minimum standards for the origination of residential mortgages, including a determination of the borrower’s ability to repay, and (ii) will allow borrowers to raise certain defenses to foreclosure if they receive any loan other than a “qualified mortgage” as defined by the CFPB. The Dodd-Frank Act permits states to adopt consumer protection laws and standards that are more stringent than those adopted at the federal level and, in certain circumstances, permits state attorneys general to enforce compliance with both the state and federal financial consumer protection laws and regulations.

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In January 2013, the CFPB approved certain mortgage lending reform regulations impacting the Truth in Lending Act (the “TILA”) and the Real Estate Settlement Procedures Act (“RESPA”). Among other things, those reforms:

•	expand the population of loans that are subject to higher cost loan regulations and additional disclosures;
•	prohibit the payment of compensation to mortgage brokers based on certain fees or premiums, such as yield spread premiums, payable by or charged to home borrowers;
•	increase the regulation of mortgage servicing activities, including with respect to error resolution, forced-placement insurance and loss mitigation and collection activities;
•	require financial institutions to make a reasonable and good faith determination that the borrower has the ability to repay the residential mortgage loan before it is approved for funding and provides that the failure of a financial institution to make such a determination will entitle the borrower to assert that failure as a defense to any foreclosure action on the mortgage loan; and
•	impose appraisal requirements for high cost loans and loans secured by first mortgage liens on residential real estate.

Although most of these regulations are scheduled to become effective as of January 1, 2014, some became effective beginning in 2013.

The CFPB also has proposed other regulatory changes that have not yet become final, including regulations that would require mortgage loan disclosures under TILA and RESPA to be simplified and integrated, and regulations that would govern electronic transfers of foreign currency.

Supervision and Regulation

Both federal and state laws extensively regulate bank holding companies and banks. Such regulation is intended primarily for the protection of depositors and the FDIC’s deposit insurance fund and is not for the benefit of shareholders. Set forth below are summary descriptions of the material laws and regulations that affect or bear on our operations. Those summaries are not intended, and do not purport, to be complete and are qualified in their entirety by reference to the laws and regulations that are summarized below.

First Foundation Inc.

General. First Foundation Inc. is a registered bank holding company subject to regulation under the Bank Holding Company Act of 1956, as amended (the “Holding Company Act”). Pursuant to that Act, we are subject to supervision and periodic examination by, and are required to file periodic reports with the FRB.

As a bank holding company, we are allowed to engage, directly or indirectly, only in banking and other activities that the FRB has determined, or in the future may deem, to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. Business activities designated by the FRB to be closely related to banking include securities brokerage and insurance brokerage services and products and data processing services, among others.

As a bank holding company, we also are required to obtain the prior approval of the FRB for the acquisition of more than 5% of the outstanding shares of any class of voting securities, or of substantially all of the assets, by merger or purchase, of (i) any bank or other bank holding company and (ii) any other entities engaged in banking-related businesses or that provide banking-related services.

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Under FRB regulations, a bank holding company is required to serve as a source of financial and managerial strength to its subsidiary banks and may not conduct its operations in an unsafe or unsound manner. In addition, it is the FRB’s policy that a bank holding company, in serving as a source of strength to its subsidiary banks, should stand ready to use available resources to provide adequate capital funds to its subsidiary banks during periods of financial stress or adversity and should maintain the financial flexibility and capital-raising capacity to obtain additional resources for assisting its subsidiary banks. For that reason, among others, the FRB requires all bank holding companies to maintain capital at or above certain prescribed levels. A bank holding company’s failure to meet these requirements will generally be considered by the FRB to be an unsafe and unsound banking practice or a violation of the FRB’s regulations or both, which could lead to the imposition of restrictions on the offending bank holding company, including restrictions on its further growth.

Additionally, among its powers, the FRB may require any bank holding company to terminate an activity or terminate control of, or liquidate or divest itself of, any subsidiary or affiliated company that the FRB determines constitutes a significant risk to the financial safety, soundness or stability of the bank holding company or any of its banking subsidiaries. The FRB also has the authority to regulate provisions of a bank holding company’s debt, including authority to impose interest ceilings and reserve requirements on such debt. Subject to certain exceptions, bank holding companies also are required to file written notice and obtain approval from the FRB prior to purchasing or redeeming their common stock or other equity securities. A bank holding company and its non-banking subsidiaries also are prohibited from implementing so-called tying arrangements whereby clients may be required to use or purchase services or products from the bank holding company or any of its non-bank subsidiaries in order to obtain a loan or other services from any of the holding company’s subsidiary banks.

Because FFB is a California state chartered bank, the Company also is a bank holding company within the meaning of Section 3700 of the California Financial Code. As such, we are subject to examination by, and may be required to file reports with, the DBO.

Financial Services Modernization Act. The Financial Services Modernization Act, which also is known as the Gramm-Leach-Bliley Act, was enacted into law in 1999. The principal objectives of that Act were to establish a comprehensive framework to permit affiliations among commercial banks, insurance companies, securities and investment banking firms, and other financial service providers. Accordingly, the Act revised and expanded the Bank Holding Company Act to permit a bank holding company system meeting certain specified qualifications to engage in a broader range of financial activities to foster greater competition among financial services companies both domestically and internationally. To accomplish those objectives, among other things, the Act repealed the two affiliation provisions of the Glass-Steagall Act that had been adopted in the early 1930s during the Great Depression: Section 20, which restricted the affiliation of Federal Reserve Member Banks with firms “engaged principally” in specified securities activities; and Section 32, which restricted officer, director, or employee interlocks between a member bank and any company or person “primarily engaged” in specified securities activities.

The Financial Services Modernization Act also contains provisions that expressly preempt and make unenforceable any state law restricting the establishment of financial affiliations, primarily related to insurance. That Act also:

•	broadened the activities that may be conducted by national banks, bank subsidiaries of bank holding companies, and their financial subsidiaries;
•	provided an enhanced framework for protecting the privacy of consumer information;
•	adopted a number of provisions related to the capitalization, membership, corporate governance, and other measures designed to modernize the Federal Home Loan Bank system;
•	modified the laws governing the implementation of the Community Reinvestment Act (“CRA”), which is described in greater detail below; and
•	addressed a variety of other legal and regulatory issues affecting both day-to-day operations and long-term activities of banking institutions.

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Before a bank holding company may engage in any of the financial activities authorized by the Financial Services Modernization Act, it must file an application with its Federal Reserve Bank that confirms that it meets certain qualitative eligibility requirements established by the FRB. A bank holding company that meets those qualifications and files such an application will be designated as a “financial holding company,” in which event it will become entitled to affiliate with securities firms and insurance companies and engage in other activities, primarily through non-banking subsidiaries, that are financial in nature or are incidental or complementary to activities that are financial in nature. According to current FRB regulations, activities that are financial in nature and may be engaged in by financial holding companies, through their non-bank subsidiaries, include:

•	securities underwriting, dealing and market making;
•	sponsoring mutual funds and investment companies;
•	engaging in insurance underwriting; and
•	engaging in merchant banking activities.

A bank holding company that does not qualify as a financial holding company may not engage in such financial activities. Instead, as discussed above, it is limited to engaging in banking and such other activities that have been determined by the FRB to be closely related to banking.

Privacy Provisions of the Financial Services Modernization Act. As required by the Financial Services Modernization Act, federal banking regulators have adopted rules that limit the ability of banks and other financial institutions to disclose nonpublic information about consumers to nonaffiliated third parties. Pursuant to the rules, financial institutions must provide:

•	initial notices to clients about their privacy policies, describing the conditions under which banks and other financial institutions may disclose non-public personal information about their clients to non-affiliated third parties and affiliates;
•	annual notices of their privacy policies to current clients; and
•	a reasonable method for clients to “opt out” of disclosures to nonaffiliated third parties.

Acquisitions of Control of Banks. The Holding Company Act and the Change in Bank Control Act of 1978, as amended, together with regulations of the FRB, require FRB approval before any person or company may acquire “control” of a bank holding company, subject to exemptions for some transactions. Control is conclusively presumed to exist if an individual or company (i) acquires 25% or more of any class of voting securities of a bank holding company or (ii) has the direct or indirect power to direct or cause the direction of the management and policies of a bank holding company, whether through ownership of voting securities, by contract or otherwise; provided that no individual will be deemed to control a bank holding company solely on account of being a director, officer or employee of the bank holding company. Control is presumed to exist if a person acquires 10% or more but less than 25% of any class of voting securities of a bank holding company with securities registered under Section 12 of the Exchange Act or if no other person will own a greater percentage of that class of voting securities immediately after the transaction.

Dividends. It is the policy of FRB that bank holding companies should generally pay dividends on common stock only out of income available over the past year, and only if prospective earnings retention is consistent with the organization’s expected future needs for capital and liquidity and to maintain its financial condition. It is also an FRB policy that bank holding companies should not maintain dividend levels that undermine their ability to be a source of financial strength for their banking subsidiaries. Additionally, due to the current financial and economic environment, the FRB has indicated that bank holding companies should carefully review their dividend policies and has discouraged dividend payment ratios that are at maximum allowable levels unless both asset quality and capital are very strong.

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First Foundation Bank

General. The Bank is subject to primary supervision, periodic examination and regulation by (i) the FDIC, which is its primary federal banking regulator, and (ii) the DBO, because the Bank is a California state chartered bank.

Various requirements and restrictions under Federal and California banking laws affect the operations of the Bank. These laws and the implementing regulations, which are promulgated by federal and state bank regulatory agencies, can determine the extent of supervisory control to which a bank will be subject by its federal and state bank regulators. These laws and regulations cover most aspects of a bank’s operations, including:

•	the reserves a bank must maintain against deposits and for possible loan losses and other contingencies;
•	the types of deposits it obtains and the interest it is permitted to pay on different types of deposit accounts;
•	the loans and investments that a bank may make;
•	the borrowings that a bank may incur;
•	the number and location of wealth banking offices that a bank may establish;
•	the rate at which it may grow its assets;
•	the acquisition and merger activities of a bank;
•	the amount of dividends that a bank may pay; and
•	the capital requirements that a bank must satisfy.

If, as a result of an examination of a federally regulated bank, a bank’s primary federal bank regulatory agency, such as the FDIC, were to determine that the financial condition, capital resources, asset quality, earnings prospects, management, liquidity, or other aspects of a bank’s operations had become unsatisfactory or that the bank or its management was in violation of any law or regulation, that agency has the authority to take a number of different remedial actions as it deems appropriate under the circumstances. These actions include the power:

•	to enjoin “unsafe or unsound” banking practices;
•	to require that affirmative action be taken to correct any conditions resulting from any violation or practice;
•	to issue an administrative order that can be judicially enforced;
•	to require the bank to increase its capital;
•	to restrict the bank’s growth;
•	to assess civil monetary penalties against the bank or its officers or directors;
•	to remove officers and directors of the bank; and
•	if the federal agency concludes that such conditions cannot be corrected or there is an imminent risk of loss to depositors, to terminate a bank’s deposit insurance, which in the case of a California state chartered bank would result in revocation of its charter and require it to cease its banking operations.

Additionally, under California law the DBO has many of these same remedial powers with respect to the Bank.

Permissible Activities and Subsidiaries. California law permits state chartered commercial banks to engage in any activity permissible for national banks. Those permissible activities include conducting many so-called “closely related to banking” or “nonbanking” activities either directly or through their operating subsidiaries.

Interstate Banking and Branching. Under the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994, bank holding companies and banks generally have the ability to acquire or merge with banks in other states; and, subject to certain state restrictions, banks may also acquire or establish new branches outside their home states. Interstate branches are subject to certain laws of the states in which they are located. Besides its operations in California, we have recently established a wealth management office in Las Vegas, Nevada.

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Federal Home Loan Bank System. The Bank is a member of the FHLB. Among other benefits, each regional Federal Home Loan Bank serves as a reserve or central bank for its members within its assigned region and makes available loans or advances to its member banks. Each regional Federal Home Loan Bank is financed primarily from the sale of consolidated obligations of the overall Federal Home Loan Bank system. As an FHLB member, the Bank is required to own a certain amount of capital stock in the FHLB. At December 31, 2012, the Bank was in compliance with the FHLB’s stock ownership requirement. Historically, the FHLB has paid dividends on its capital stock to its members.

Federal Reserve Board Deposit Reserve Requirements. The FRB requires all federally-insured depository institutions to maintain reserves at specified levels against their transaction accounts. At December 31, 2012, the Bank was in compliance with these requirements.

Dividends and Other Transfers of Funds. Cash dividends from the Bank are one of the principal sources of cash (in addition to any cash dividends that might be paid to us by FFA) that is available to the Company for its operations and to fund any cash dividends that our board of directors might declare in the future. We are a legal entity separate and distinct from the Bank and the Bank is subject to various statutory and regulatory restrictions on its ability to pay cash dividends to us. Those restrictions would prohibit the Bank, subject to certain limited exceptions, from paying cash dividends in amounts that would cause the Bank to become undercapitalized. Additionally, the FDIC and the DBO have the authority to prohibit the Bank from paying cash dividends, if either of those agencies deems the payment of dividends by the Bank to be an unsafe or unsound practice.

The FDIC also has established guidelines with respect to the maintenance of appropriate levels of capital by banks under its jurisdiction. Compliance with the standards set forth in those guidelines and the restrictions that are or may be imposed under the prompt corrective action provisions of federal law could limit the amount of dividends which the Bank may pay. Also, until September 2014, we are required to obtain the prior approval of the FDIC before the Bank may pay any dividends.

Single Borrower Loan Limitations. With certain limited exceptions, the maximum amount of obligations, secured or unsecured, that any borrower (including certain related entities) may owe to a California state bank at any one time may not exceed 25% of the sum of the shareholders’ equity, allowance for loan losses, capital notes and debentures of the bank. Unsecured obligations may not exceed 15% of the sum of the shareholders’ equity, allowance for loan losses, capital notes and debentures of the bank.

Restrictions on Transactions between the Bank and the Company and its other Affiliates. The Bank is subject to restrictions imposed by federal law on any extensions of credit to, or the issuance of a guarantee or letter of credit on behalf of, the Company or any of its other subsidiaries; the purchase of, or investments in, Company stock or other Company securities, the taking of such securities as collateral for loans; and the purchase of assets from the Company or any of its other subsidiaries. These restrictions prevent the Company and any of its subsidiaries from borrowing from the Bank unless the borrowings are secured by marketable obligations in designated amounts, and such secured loans and investments by the Bank in the Company or any of its subsidiaries are limited, individually, to 10% of the Bank’s capital and surplus (as defined by federal regulations) and, in the aggregate, for all loans made to and investments made in the Company and its other subsidiaries, to 20% of the Bank’s capital and surplus. California law also imposes restrictions with respect to transactions involving the Company and any other persons that may be deemed under that law to control the Bank.

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Safety and Soundness Standards. Banking institutions may be subject to potential enforcement actions by the federal regulators for unsafe or unsound practices or for violating any law, rule, regulation, or any condition imposed in writing by its primary federal banking regulatory agency or any written agreement with that agency. The federal banking agencies have adopted guidelines designed to identify and address potential safety and soundness concerns that could, if not corrected, lead to deterioration in the quality of a bank’s assets, liquidity or capital. Those guidelines set forth operational and managerial standards relating to such matters as:

•	internal controls, information systems and internal audit systems;
•	risk management;
•	loan documentation;
•	credit underwriting;
•	asset growth;
•	earnings; and
•	compensation, fees and benefits.

In addition, federal banking agencies have adopted safety and soundness guidelines with respect to asset quality. These guidelines provide six standards for establishing and maintaining a system to identify problem assets and prevent those assets from deteriorating. Under these standards, an FDIC-insured depository institution is expected to:

•	conduct periodic asset quality reviews to identify problem assets, estimate the inherent losses in problem assets and establish reserves that are sufficient to absorb those estimated losses;
•	compare problem asset totals to capital;
•	take appropriate corrective action to resolve problem assets;
•	consider the size and potential risks of material asset concentrations; and
•	provide periodic asset quality reports with adequate information for the bank’s management and the board of directors to assess the level of asset risk.

These guidelines also establish standards for evaluating and monitoring earnings and for ensuring that earnings are sufficient for the maintenance of adequate capital and reserves.

Capital Standards and Prompt Corrective Action. The Federal Deposit Insurance Act (“FDIA”) provides a framework for regulation of federally insured depository institutions, including banks, and their parent holding companies and other affiliates, by their federal banking regulators. Among other things, the FDIA requires the relevant federal banking regulator to take “prompt corrective action” with respect to a depository institution if that institution does not meet certain capital adequacy standards, including requiring the prompt submission of an acceptable capital restoration plan if the depository institution’s bank regulator has concluded that it needs additional capital.

Supervisory actions by a bank’s federal regulator under the prompt corrective action rules generally depend upon an institution’s classification within one of five capital categories, which is determined on the basis of a bank’s Tier 1 leverage ratio, Tier 1 capital ratio and total capital ratio. Tier 1 capital consists principally of common stock and nonredeemable preferred stock and retained earnings.

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A depository institution’s capital category under the prompt corrective action regulations will depend upon how its capital levels compare with various relevant capital measures and the other factors established by the relevant federal banking regulations. Those regulations provide that a bank will be:

•	“well capitalized” if it has a Tier 1 leverage ratio of 5.0% or greater, a Tier 1 risk-based capital ratio of 6.0% or greater and a total risk-based capital ratio of 10.0% or greater, and is not subject to any order or written directive by any such regulatory agency to meet and maintain a specific capital level for any capital measure;
•	“adequately capitalized” if it has a total risk-based capital ratio of 8.0% or greater, a Tier 1 risk-based capital ratio of 4.0% or greater, and a leverage ratio of 4.0% or greater and is not “well capitalized”;
•	“undercapitalized” if it has a total risk-based capital ratio that is less than 8.0%, a Tier 1 risk-based capital ratio of less than 4.0% or a leverage ratio of less than 4.0%;
•	“significantly undercapitalized” if it has a total risk-based capital ratio of less than 6.0%, a Tier 1 risk-based capital ratio of less than 3.0% or a leverage ratio of less than 3.0%; and
•	“critically undercapitalized” if its tangible equity is equal to or less than 2.0% of average quarterly tangible assets.

If a bank that is classified as a well-capitalized institution is determined (after notice and opportunity for hearing), by its federal regulatory agency to be in an unsafe or unsound condition or to be engaging in an unsafe or unsound practice, that agency may, under certain circumstances, reclassify the bank as adequately capitalized. If a bank has been classified as adequately capitalized or undercapitalized, its federal regulatory agency may nevertheless require it to comply with bank supervisory provisions and restrictions that would apply to a bank in the next lower capital classification, if that regulatory agency has obtained supervisory information regarding the bank (other than with respect to its capital levels) that raises safety or soundness concerns. However, a significantly undercapitalized bank may not be treated by its regulatory agency as critically undercapitalized.

The FDIA generally prohibits a bank from making any capital distributions (including payments of dividends) or paying any management fee to its parent holding company if the bank would thereafter be “undercapitalized.” “Undercapitalized” banks are subject to growth limitations and are required to submit a capital restoration plan. The federal regulatory agency for such a bank may not accept the bank’s capital restoration plan unless the agency determines, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring the bank’s capital. In addition, for a capital restoration plan to be acceptable, the bank’s parent holding company must guarantee that the bank will comply with its capital restoration plan. The bank holding company also is required to provide appropriate assurances of performance. Under such a guarantee and assurance of performance, if the bank fails to comply with its capital restoration plan, the parent holding company may become subject to liability for such failure in an amount up to the lesser of (i) 5.0% of the its bank subsidiary’s total assets at the time it became undercapitalized, and (ii) the amount which is necessary (or would have been necessary) to bring the bank into compliance with all applicable capital standards as of the time it failed to comply with the plan.

If an undercapitalized bank fails to submit an acceptable capital restoration plan, it will be treated as if it is “significantly undercapitalized.” In that event, the bank’s federal regulatory agency may impose a number of additional requirements and restrictions on the bank, including orders or requirements (i) to sell sufficient voting stock to become “adequately capitalized,” (ii) to reduce its total assets, and (iii) cease the receipt of deposits from correspondent banks. “Critically undercapitalized” institutions are subject to the appointment of a receiver or conservator.

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New Basel III Capital Rules: The current risk-based capital rules applicable to domestic banks and bank holding companies are based on the 1988 capital accord of the International Basel Committee on Banking Supervision (the “Basel Committee”), which is comprised of central banks and bank supervisors and regulators from the major industrialized countries. The Basel Committee develops broad policy guidelines for use by each country’s banking regulators in determining the banking supervisory policies and rules they apply. In December 2010, the Basel Committee issued a new set of international guidelines for determining regulatory capital, known as “Basel III”. In June 2012, the FRB issued, for public comment, three notices of proposed rulemaking which, if adopted, would have made significant changes to the regulatory risk-based capital and leverage requirements for banks and bank holding companies (“banking organizations”) in the United States consistent with the Basel III guidelines.

In July 2013, the FRB adopted final rules (the “New Capital Rules”) establishing a new comprehensive capital framework for U.S. banking organizations, and the FDIC adopted substantially identical rules on an interim basis. The rules implement the Basel Committee’s December 2010 framework for strengthening international capital standards as well as certain provisions of the Dodd-Frank Act. The New Capital Rules substantially revise the risk-based capital requirements applicable to U.S. banking organizations, including the Company and the Bank, from the current U.S. risk-based capital rules, define the components of capital and address other issues affecting the capital ratios applicable to banking organizations. The New Capital Rules also replace the existing approach used in risk-weighting of a banking organization’s assets with a more risk-sensitive approach. The New Capital Rules will become effective for the Company and the Bank on January 1, 2015 (subject in the case of certain of those Rules to phase-in periods).

Among other things, the New Capital Rules (i) introduce a new capital measure called “Common Equity Tier 1” (“CET-1”), (ii) specify that Tier 1 capital consists of CET-1 and “Additional Tier 1 capital” instruments meeting specified requirements, (iii) apply most deductions and adjustments to regulatory capital measures to CET-1 and not to the other components of capital, thus potentially requiring banking organizations to achieve and maintain higher levels of CET-1 in order to meet minimum capital ratios, and (iv) expand the scope of the deductions and adjustments from capital as compared to existing capital rules.

Under the New Capital Rules, as of January 1, 2015 the minimum capital ratios will be:

CET-1 to risk-weighted assets	4.5%
Tier 1 capital (i.e., CET-1 plus Additional Tier 1) to risk-weighted assets	6.0%
Total capital (i.e., Tier 1 plus Tier 2) to risk-weighted assets	8.0%
Tier 1 capital to average consolidated assets as reported on consolidated financial statements (1)	4.0%

(1)	Commonly referred to as a banking institution’s “leverage ratio”.

When fully phased in on January 1, 2019, the New Capital Rules also will require the Company and the Bank, as well as most other bank holding companies and banks, to maintain a 2.5% “capital conservation buffer,” composed entirely of CET-1, on top of the minimum risk-weighted asset ratios set forth in the above table. This capital conservation buffer will have the effect of increasing (i) the CET-1-to-risk-weighted asset ratio to 7.0%, (ii) the Tier 1 capital-to-risk-weighted asset ratio to 8.5%, and (iii) the Total capital-to-risk weighted asset ratio to 10.5%.

The capital conservation buffer is designed to absorb losses during periods of economic stress. Banking organizations with a ratio of CET-1 to risk-weighted assets above the minimum, but below the capital conservation buffer, will face constraints on dividends, equity repurchases and executive compensation based on the amount of the shortfall. The implementation of the capital conservation buffer will begin on January 1, 2016 at 0.625%, and will increase by 0.625% on each subsequent January 1, until it reaches 2.5% on January 1, 2019.

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The New Capital Rules provide for a number of deductions from and adjustments to CET-1. These include, for example, the requirement that mortgage servicing rights, deferred tax assets dependent upon future taxable income, and significant investments in common equity issued by nonconsolidated financial entities be deducted from CET-1 to the extent that any one such category exceeds 10% of CET-1 or all such categories, in the aggregate, exceed 15% of CET-1. The deductions and other adjustments to CET-1 will be phased in incrementally between January 1, 2015 and January 1, 2018. Additionally, the impact may be mitigated prior to or during the phase-in period by the determination of other than temporary impairments (“OTTI”) and additional accumulation of retained earnings. Under current capital standards, the effects of certain items of Accumulated Other Comprehensive Income (“AOCI”) included in capital are excluded for purposes of determining regulatory capital ratios. By contrast, under the New Capital Rules, the effects of certain items of AOCI will not be excluded. However, most banking organizations, including the Company and the Bank, may make a one-time permanent election, not later than January 1, 2014, to continue to exclude these items from capital. We have not yet determined whether to make this election.

The New Capital Rules require that trust preferred securities be phased out from Tier 1 capital by January 1, 2016, except in the case of banking organizations with total consolidated assets of less than $15 billion, which will be permitted to include trust preferred securities issued prior to May 19, 2010 in Tier 2 capital, without any limitations.

In the case of the Bank, the New Capital Rules also revise the “prompt corrective action” regulations under the Federal Deposit Insurance Act, by (i) introducing a CET-1 ratio requirement at each capital quality level (other than critically undercapitalized), with a minimum ratio of 6.5% for a bank to qualify for well-capitalized status; (ii) increasing the minimum Tier 1 capital ratio for each category, with the minimum Tier 1 capital ratio for well-capitalized status being 8% (as compared to the current 6%); and (iii) requiring a leverage ratio of 4% to be adequately capitalized (as compared to the current 3% leverage ratio for a bank with a composite supervisory rating of 1) and a leverage ratio of 5% to be well-capitalized. The New Capital Rules do not, however, change the total risk-based capital requirement for any “prompt corrective action” category.

The New Capital Rules prescribe a standardized approach for calculating risk-weighted assets that expand the risk-weighting categories from the current four Basel I-derived categories (0%, 20%, 50% and 100%) to a larger and more risk-sensitive number of categories, depending on the nature of the assets, generally ranging from 0% for U.S. Government and agency securities, to 600% for certain equity exposures, and resulting in higher risk weights for a variety of asset categories. In addition, the New Capital Rules also provide more advantageous risk weights for derivatives and repurchase-style transactions cleared through a qualifying central counterparty and increase the scope of eligible guarantors and eligible collateral for purposes of credit risk mitigation.

Federal Deposit Insurance Corporation Deposit Insurance. In addition to supervising and regulating state chartered non-member banks, the FDIC insures deposits, up to prescribed statutory limits, of all federally insured banks and savings institutions in order to safeguard the safety and soundness of the banking and savings industries. The FDIC insures client deposits through the Deposit Insurance Fund (the “DIF”) up to prescribed limits for each depositor. The Dodd-Frank Act increased the maximum deposit insurance amount from $100,000 to $250,000. The DIF is funded primarily by FDIC assessments paid by each DIF member institution. The amount of each DIF member’s assessment is based on its relative risk of default as measured by regulatory capital ratios and other supervisory factors. Pursuant to the Federal Deposit Insurance Reform Act of 2005, the FDIC is authorized to set the reserve ratio for the DIF annually at between 1.15% and 1.50% of estimated insured deposits. The FDIC may increase or decrease the assessment rate schedule on a semi-annual basis. The Dodd-Frank Act increased the minimum reserve ratio from 1.15% of estimated deposits to 1.35% of estimated deposits (or a comparable percentage of the asset-based assessment base described above). The Dodd-Frank Act requires the FDIC to offset the effect of the increase in the minimum reserve ratio when setting assessments for insured depository institutions with less than $10 billion in total consolidated assets, such as the Bank. The FDIC has until September 30, 2020 to achieve the new minimum reserve ratio of 1.35%.

Additionally, all FDIC-insured institutions are required to pay assessments to the FDIC to fund interest payments on bonds issued by the Financing Corporation (“FICO”), an agency of the Federal government established to recapitalize the predecessor to the DIF. The FICO assessment rates, which are determined quarterly, averaged 0.066% of insured deposits in fiscal 2012. These assessments will continue until the FICO bonds mature in 2017.

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The FDIC may terminate a depository institution’s deposit insurance upon a finding that the institution’s financial condition is unsafe or unsound or that the institution has engaged in unsafe or unsound practices that pose a risk to the DIF or that may prejudice the interest of the bank’s depositors. Pursuant to California law, the termination of a California state chartered bank’s FDIC deposit insurance would result in the revocation of the bank’s charter, forcing it to cease conducting banking operations.

Community Reinvestment Act and Fair Lending Developments. Like all other federally regulated banks, the Bank is subject to fair lending requirements and the evaluation of its small business operations under the CRA. The CRA generally requires the federal banking agencies to evaluate the record of a bank in meeting the credit needs of its local communities, including those of low and moderate income neighborhoods in its service area. A bank’s compliance with its CRA obligations is based on a performance-based evaluation system which determines the bank’s CRA ratings on the basis of its community lending and community development performance. A bank may have substantial penalties imposed on it and generally will be required to take corrective measures in the event it violates its obligations under the CRA. Federal banking agencies also may take compliance with the CRA and other fair lending laws into account when regulating and supervising other activities of a bank or its bank holding company. Moreover, when a bank holding company files an application for approval to acquire a bank or another bank holding company, the FRB will review the CRA assessment of each of the subsidiary banks of the applicant bank holding company, and a low CRA rating may be the basis for denying the application.

USA Patriot Act of 2001 and Bank Secrecy Act. In October 2001, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA Patriot Act) of 2001 was enacted into law in response to the September 11, 2001 terrorist attacks. The USA Patriot Act was adopted to strengthen the ability of U.S. law enforcement and intelligence agencies to work cohesively to combat terrorism on a variety of fronts. Of particular relevance to banks and other federally insured depository institutions are the USA Patriot Act’s sweeping anti-money laundering and financial transparency provisions and various related implementing regulations that:

•	establish due diligence requirements for financial institutions that administer, maintain, or manage private bank accounts and foreign correspondent accounts;
•	prohibit U.S. institutions from providing correspondent accounts to foreign shell banks;
•	establish standards for verifying client identification at account opening; and
•	set rules to promote cooperation among financial institutions, regulatory agencies and law enforcement entities in identifying parties that may be involved in terrorism or money laundering.

Under implementing regulations issued by the U.S. Treasury Department, banking institutions are required to incorporate a client identification program into their written money laundering plans that includes procedures for:

•	verifying the identity of any person seeking to open an account, to the extent reasonable and practicable;
•	maintaining records of the information used to verify the person’s identity; and
•	determining whether the person appears on any list of known or suspected terrorists or terrorist organizations.

The Company and the Bank also are subject to the federal Bank Secrecy Act of 1970, as amended, which establishes requirements for recordkeeping and reporting by banks and other financial institutions designed to help identify the source, volume and movement of currency and monetary instruments into and out of the United States to help detect and prevent money laundering and other illegal activities. The Bank Secrecy Act requires financial institutions to develop and maintain a program reasonably designed to ensure and monitor compliance with its requirements, to train employees to comply with and to test the effectiveness of the program. Any failure to meet the requirements of the Bank Secrecy Act can involve substantial penalties and result in adverse regulatory action. FFI and FFB have each adopted policies and procedures to comply with the Bank Secrecy Act.

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Consumer Laws and Regulations. The Company and the Bank are subject to a broad range of federal and state consumer protection laws and regulations prohibiting unfair or fraudulent business practices, untrue or misleading advertising and unfair competition. Those laws and regulations include:

•	The Home Ownership and Equity Protection Act of 1994, or HOEPA, which requires additional disclosures and consumer protections to borrowers designed to protect them against certain lending practices, such as practices deemed to constitute “predatory lending.”
•	Laws and regulations requiring banks to establish privacy policies which limit the disclosure of nonpublic information about consumers to nonaffiliated third parties.
•	The Fair Credit Reporting Act, as amended by the Fair and Accurate Credit Transactions Act, or the FACT Act, which requires banking institutions and financial services businesses to adopt practices and procedures designed to help deter identity theft, including developing appropriate fraud response programs, and provides consumers with greater control of their credit data.
•	The Truth in Lending Act, or TILA, which requires that credit terms be disclosed in a meaningful and consistent way so that consumers may compare credit terms more readily and knowledgeably.
•	The Equal Credit Opportunity Act, or ECOA, which generally prohibits, in connection with any consumer or business credit transactions, discrimination on the basis of race, color, religion, national origin, sex, marital status, age (except in limited circumstances), or the fact that a borrower is receiving income from public assistance programs.
•	The Fair Housing Act, which regulates many lending practices, including making it unlawful for any lender to discriminate in its housing-related lending activities against any person because of race, color, religion, national origin, sex, handicap or familial status.
•	The Home Mortgage Disclosure Act, or HMDA, which includes a “fair lending” aspect that requires the collection and disclosure of data about applicant and borrower characteristics as a way of identifying possible discriminatory lending patterns and enforcing anti-discrimination statutes.
•	The Real Estate Settlement Procedures Act, or RESPA, which requires lenders to provide borrowers with disclosures regarding the nature and cost of real estate settlements and prohibits certain abusive practices, such as kickbacks.
•	The National Flood Insurance Act, or NFIA, which requires homes in flood-prone areas with mortgages from a federally regulated lender to have flood insurance.
•	The Secure and Fair Enforcement for Mortgage Licensing Act of 2008, or SAFE Act, which requires mortgage loan originator employees of federally insured institutions to register with the Nationwide Mortgage Licensing System and Registry, a database created by the states to support the licensing of mortgage loan originators, prior to originating residential mortgage loans.

Regulation W. The FRB has adopted Regulation W to comprehensively implement Sections 23A and 23B of the Federal Reserve Act. Sections 23A and 23B and Regulation W limit transactions between a bank and its affiliates and limit a bank’s ability to transfer to its affiliates the benefits arising from the bank’s access to insured deposits, the payment system and the discount window and other benefits of the Federal Reserve System. The statute and regulation impose quantitative and qualitative limits on the ability of a bank to extend credit to, or engage in certain other transactions with, an affiliate (and a non-affiliate if an affiliate benefits from the transaction). However, certain transactions that generally do not expose a bank to undue risk or abuse the safety net are exempted from coverage under Regulation W.

Historically, a subsidiary of a bank was not considered an affiliate for purposes of Sections 23A and 23B, since their activities were limited to activities permissible for the bank itself. However, the Gramm-Leach-Bliley Act authorized “financial subsidiaries” that may engage in activities not permissible for a bank. These financial subsidiaries are now considered affiliates that are subject to Sections 23A and 23B. Certain transactions between a financial subsidiary and another affiliate of a bank are also covered by Sections 23A and 23B and under Regulation W.

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First Foundation Advisors

Registered Investment Adviser Regulation. FFA is a registered investment adviser under the Investment Advisers Act of 1940, and the U.S. Securities and Exchange Commission’s regulations promulgated thereunder. The Investment Advisers Act imposes numerous obligations on registered investment advisers, including fiduciary, recordkeeping, operational, and disclosure obligations. FFA is also subject to regulation under the securities laws and fiduciary laws of certain states and to the Employee Retirement Income Security Act of 1974 (“ERISA”), and to regulations promulgated thereunder, insofar as it is a “fiduciary” under ERISA with respect to certain of its clients. ERISA and the applicable provisions of the Internal Revenue Code of 1986, as amended, impose certain duties on persons who are fiduciaries under ERISA, and prohibit certain transactions by the fiduciaries (and certain other related parties) to such plans. The foregoing laws and regulations generally grant supervisory agencies broad administrative powers, including the power to limit or restrict FFA from conducting its business in the event that it fails to comply with such laws and regulations. Possible sanctions that may be imposed in the event of such noncompliance include the suspension of individual employees, limitations on the business activities for specified periods of time, revocation of registration as an investment adviser and/or other registrations, and other censures and fines. Changes in these laws or regulations could have a material adverse impact on the profitability and mode of operations of FFI and its subsidiaries.

Employees

As of August 30, 2013, First Foundation Inc. and its subsidiaries had a total of 185 employees, 179 of whom worked full time. None of our employees are represented by labor unions and we believe that employee relations are good.

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ITEM 1A. RISK FACTORS

This Form 10 registration statement contains forward-looking statements, as described at page (ii) under the caption “Note Regarding Forward-Looking Statements.” We believe that the risks described below are the most important factors which may cause our actual results of operations in the future to differ materially from the results set forth in the forward-looking statements contained in this Form 10. However, our businesses and financial performance could be materially and adversely affected in the future by other risks or developments that either are not known to us at the present time or are currently immaterial to our business. Such risks could include, but are not necessarily limited to, unexpected changes in government regulations, unexpected adverse changes in local, national or global economic or market conditions and the commencement of litigation against us.

Risks Affecting our Business

We could incur losses on the loans we make.

Loan defaults and the incurrence of losses on loans are inherent risks of the banking business. The incurrence of loan losses necessitate loan charge-offs and write-downs in the carrying values of a bank’s assets and, therefore, can adversely affect a bank’s results of operations and financial condition. As a result, our results of operations will be directly affected by the volume and timing of loan losses, which for a number of reasons can vary from period to period. The risks of loan losses are exacerbated by economic recessions and downturns, as evidenced by the substantial magnitude of the loan losses which many banks incurred as a result of the economic recession that commenced in 2008 and continued into 2010, or by other events that can lead to local or regional business downturns. Although an economic recovery in the U.S. has begun, unemployment remains high and there continue to be uncertainties about the strength and sustainability of the recovery. If the economic recovery were to remain weak or economic conditions were again to deteriorate, loan charge-offs and asset write-downs could increase, which could have a material adverse effect on our future operating results, financial condition and capital.

If our allowance for loan and lease losses is not adequate to cover actual or estimated future loan losses, our earnings may decline.

On a quarterly basis we conduct various analyses to estimate the losses inherent in our loan portfolio. However, this evaluation requires us to make a number of estimates and judgments regarding the financial condition of our borrowers, the fair value of the properties collateralizing the loans we have made to them and economic trends that could affect the ability of borrowers to meet their loan payment obligations to us and our ability to offset or mitigate loan losses by foreclosing and reselling the real properties collateralizing many of those loans. Based on those estimates and judgments, we make determinations, which are necessarily subjective, with respect to the adequacy of our allowance for loan and lease losses, or ALLL, and the extent to which it is necessary to increase our ALLL by making additional provisions for loan losses through a charge to income. If, due to events or other circumstances outside of our control or otherwise, those estimates or judgments prove to have been incorrect, economic conditions worsen unexpectedly or our banking regulators conclude that our ALLL is not adequate, we would have to increase the provisions we make for loan losses in order to increase our ALLL, which would reduce our income or could cause us to incur operating losses in the future.

Adverse changes in economic conditions in Southern California could disproportionately harm us.

The substantial majority of our clients and the properties securing a large proportion of the loans we have made and will continue to make are located in Southern California, where foreclosure rates and unemployment have remained high relative to most other regions of the country. A downturn in economic conditions, or even the continued weakness of the economic recovery in California, or the occurrence of natural disasters, such as earthquakes or fires, which are more common in Southern California than in other parts of the country, could harm our business by:

•	reducing loan demand which, in turn, would lead to reductions in our net interest margins and net interest income;

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•	adversely affecting the financial capability of borrowers to meet their loan obligations to us, which could result in increases in loan losses and require us to make additional provisions for possible loan losses, thereby adversely affecting our operating results or causing us to incur losses in the future; and
•	causing reductions in real property values that, due to our reliance on real properties to collateralize many of our loans, could make it more difficult for us to prevent losses from being incurred on non-performing loans through the foreclosure and sale of those real properties.

Adverse changes in the economic and market conditions, and changes in government regulations and government monetary policies could materially and negatively affect our business and results of operations.

Our business and results of operations are directly affected by factors such as political, economic and market conditions, broad trends in industry and finance, legislative and regulatory changes, changes in government monetary and fiscal policies and inflation, all of which are beyond our control. A deterioration in economic conditions, whether caused by global, national, regional or local concerns or problems, or a further downgrade in the United States debt rating, which could occur if the President and Congress are not able to resolve their differences over the U.S. budget, could result in the following consequences, any of which could materially harm our business and operating results:

•	a deterioration in the credit quality of our banking clients;
•	an increase in loan delinquencies and losses;
•	an increase in problem assets and foreclosures;
•	declines in the values of real properties collateralizing the loans we make;
•	the need to increase our ALLL;
•	fluctuations in the value of, or impairment losses which may be incurred with respect to, FFB’s investment securities;
•	decreases in the demand for our products and services;
•	increases in competition for low cost or non-interest bearing deposits; and
•	decreases in the investment management and advisory fees we generate which can be adversely affected by declines in the values of, or changes in the mix of securities to a higher proportion of non-equity securities in, the securities portfolios of our investment advisory clients.

Changes in interest rates could reduce our net interest margin and net interest income.

Like other banks, our income and cash flows depend to a great extent on the difference or “spread” between the interest we earn on interest-earning assets, such as loans and investment securities, and the interest rates we pay on interest-bearing liabilities, such as deposits and borrowings. Interest rates are highly sensitive to many factors that are beyond our control, including general economic conditions, the monetary policies of the Federal Reserve Board, and competition from other banks and financial institutions. Changes in monetary policy, including changes in interest rates, will influence the origination and market value of and our yields on loans and investment securities and the interest we pay on deposits and on our borrowings. If we are unable to adjust our interest rates on loans and deposits on a timely basis in response to such changes in economic conditions or monetary policies, our earnings could be adversely affected. In addition, if the rates of interest we pay on deposits, borrowings and other interest-bearing liabilities increase faster than we are able to increase the rates of interest we charge on loans or the yields we realize on investments and other interest-earning assets, our net interest income and, therefore, our earnings will decrease. Rising interest rates also generally result in a reduction in loan originations, declines in loan repayment rates and reductions in the ability of borrowers to repay their current loan obligations, which could result in increased loan defaults and charge-offs and could require increases to our ALLL. Additionally, we could be prevented from increasing the interest rates we charge on loans or from reducing the interest rates we offer on deposits due to price competition from other banks and financial institutions with which FFB competes. Conversely, in a declining interest rate environment, our earnings could be adversely affected if the interest rates we are able to charge on loans or other investments decline more quickly than those we pay on deposits and borrowings.

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Residential real estate loans represent a high percentage of FFB’s loans, making our results of operations vulnerable to downturns in the real estate market.

At June 30, 2013, loans secured by multifamily and single family residences represented 70% of FFB’s outstanding loans. The repayment of residential real estate loans is highly dependent on the market values of the real properties that collateralize these loans and on the ability of the borrowers to meet their loan repayment obligations to us, which can be negatively affected by economic downturns that lead to increases in unemployment, or by rising interest rates which can increase the amount of the interest borrowers are required to pay on their loans. As a result, our operating results are more vulnerable to adverse changes in the real estate market or economic downturns than banks with more diversified loan portfolios and we could incur losses in the event of changes in economic conditions that disproportionately affect the real estate markets.

Liquidity risk could adversely affect our ability to fund operations and hurt our financial condition.

Liquidity is essential to our banking business, as we use cash to make loans and purchase investment securities and other interest-earning assets and to fund deposit withdrawals that occur in the ordinary course of our business. FFB’s principal sources of liquidity include earnings, deposits, FHLB borrowings, sales of loans or investment securities held for sale, and repayments by clients of loans we have made to them, and capital contributions that we may make to FFB with proceeds from sales of our common stock or from borrowings that we may incur. If the ability to obtain funds from these sources becomes limited or the costs of those funds increase, whether due to factors that affect us specifically, including our financial performance, or due to factors that affect the financial services industry in general, including weakening economic conditions or negative views and expectations about the prospects for the financial services industry as a whole, then our ability to grow our banking and investment advisory and wealth management businesses would be adversely affected and our financial condition and results of operations could be harmed.

Although we plan to grow our business by acquiring other banks, there is no assurance that we will succeed in doing so.

One of the key elements of our business plan is to grow our banking franchise and increase our market share, and for that reason, we intend to take advantage of opportunities to acquire other banks. However, there is no assurance that we will succeed in doing so, because this may require us to raise additional cash and to increase FFB’s capital to support the growth of its banking franchise, and will also depend on market conditions, over which we have no control. Moreover, any bank acquisitions will require the approval of our bank regulators and there can be no assurance that we will be able to obtain such approvals on acceptable terms, if at all.

Expansion of our banking franchise might not achieve our goals or increase our profitability and may adversely affect our future operating results.

Since we commenced our banking business in October 2007, we have grown our banking franchise by establishing three new wealth management offices in Southern California, one in Las Vegas, Nevada and acquiring two new offices in Palm Desert and El Centro, California as part of the DCB Acquisition. We plan to continue to grow our banking franchise. However, the implementation of our growth strategy, either through organic growth or the acquisition of other banks, will pose a number of risks, including:

•	the risk that any newly established wealth management offices will not generate revenues in amounts sufficient to cover the start-up costs of those offices, which would reduce our income or possibly cause us to incur operating losses;
•	the risk that any bank acquisitions we might consummate in the future will prove not to be accretive to or may reduce our earnings if we do not realize anticipated cost savings or if we incur unanticipated costs in integrating the acquired banks into our operations or if a substantial number of the clients of the acquired banks move their banking business to our competitors;
•	the risk that such expansion efforts will divert management time and effort from our existing banking operations, which could adversely affect our future financial performance; and
•	the risk that the additional capital which we may need to support our growth or the issuance of shares in any bank acquisitions will be dilutive of the share ownership of our existing shareholders.

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We recently obtained a $7.5 million five year term loan that is secured by a pledge of all of FFB’s shares, which could have a material adverse effect on our business if we are not able to meet certain financial covenants or to repay the loan.

In April 2013, we entered into a five year term loan agreement pursuant to which we obtained $7.5 million of funds from another bank. We are using the proceeds of the loan to fund the growth of our businesses, which includes the contribution of equity to FFB. In order to obtain that loan, however, we were required to pledge all of the shares of FFB stock to the bank lender as security for our payment and other obligations under that loan agreement. Additionally, the loan agreement contains a number of financial and other covenants which we are required to meet over the five year term of the loan. As a result, such borrowings may make us more vulnerable to general economic downturns and competitive pressures, which could cause us to fail to meet one or more of those financial covenants. If we were unable to meet any of those covenants, we could be required to repay the loan sooner than its maturity date in May 2018. If we are unable to repay the loan when due, whether at maturity or earlier, the lender would have the right to sell our FFB shares to recover the amounts that are due it by us under the loan agreement. Since the stock of FFB comprises one of our most important assets on which our success is dependent, an inability on our part to repay the loan would have a material adverse effect on our business, financial condition and results of operations and cause us to incur significant losses. See “ITEM 2 FINANCIAL INFORMATION - Management’s Discussion and Analysis of Financial Condition and Results of Operations - Financial Condition - Term Loan” for additional information about this loan.

We face intense competition from other banks and financial institutions and other investment management firms that could hurt our business.

We conduct our business operations primarily in Southern California, where the banking business is highly competitive and is dominated by large multi-state and in-state banks with operations and offices covering wide geographic areas. We also compete with other financial service businesses, including investment advisory and wealth management firms, mutual fund companies, and securities brokerage and investment banking firms that offer competitive banking and financial products and services as well as products and services that we do not offer. The larger banks and many of those other financial service organizations have greater financial and marketing resources that enable them to conduct extensive advertising campaigns and to shift resources to regions or activities of greater potential profitability. They also have substantially more capital and higher lending limits, which enable them to attract larger clients and offer financial products and services that we are unable to offer, putting us at a disadvantage in competing with them for loans and deposits and investment management clients. If we are unable to compete effectively with those banking and financial services businesses, we could find it more difficult to attract new and retain existing clients and our net interest margins and net interest income and our investment management advisory fees could decline, which would adversely affect our results of operations and could cause us to incur losses in the future.

Government regulations may adversely affect our operations, restrict our growth or increase our operating costs.

We are subject to extensive supervision and regulation by federal and California state bank regulatory agencies. The primary objective of these agencies is to protect bank depositors and not shareholders, whose respective interests often differ. These regulatory agencies have the legal authority to impose restrictions which they believe are needed to protect depositors, even if those restrictions would adversely affect the ability of a banking institution to expand its business, restrict its ability to pay cash dividends, cause its costs of doing business to increase, or hinder its ability to compete with less regulated financial services companies. Additionally, due to the complex and technical nature of many of the government regulations to which we are subject, inadvertent violations of those regulations may and sometimes do occur. In such an event, we would be required to correct or implement measures to prevent a recurrence of such violations which could increase our operating costs. If more serious violations were to occur, the regulatory agencies could limit our activities or growth, fine us or ultimately put FFB out of business in the event it was to encounter severe liquidity problems or a significant erosion of capital below the minimum amounts required under applicable bank regulations.

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The enactment of the Dodd-Frank Act and the new Basel III Capital Rules pose uncertainties for our business and are likely to increase our costs of doing business in the future.

On July 21, 2010, the President signed the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) into law. Changes made by the Dodd-Frank Act include, among others: (i) the establishment of new requirements on banking, derivative and investment activities, including modified capital requirements, (ii) the repeal of the prohibition on the payment of interest on business demand deposit accounts, (iii) the imposition of limitations on debit card interchange fees, (iv) the promulgation of enhanced financial institution safety and soundness regulations, (v) increases in assessment fees and deposit insurance coverage, and (vi) the establishment of new regulatory bodies, such as the Bureau of Consumer Financial Protection (the “BCFP”). The BCFP has been granted rulemaking authority over several federal consumer financial protection laws and, in some instances, has the authority to examine and supervise and enforce compliance by banks and other financial service organizations with these laws and regulations. Certain provisions of the Dodd-Frank Act were made effective immediately; however, much of the Dodd-Frank Act is subject to further rulemaking and/or studies. As a result, we are not able to fully assess the impact that the Dodd-Frank Act will have on us until final rules are adopted and implemented. However, we expect that the Dodd-Frank Act and its implementing regulations will increase the costs of doing business for us and other banking institutions. We also expect that the repeal of the prohibition on the payment by banks of interest on business demand deposits will result in increased “price” competition among banks for such deposits, which could increase the costs of funds to us (as well as to other banks) and result in a reduction in our net interest margins and income in the future.

In July 2013, the FRB adopted final rules (the “New Capital Rules”) establishing a new comprehensive capital framework for U.S. banking organizations based on capital guidelines adopted by the International Basel Committee on Banking Supervision (the “Basel Committee”), and the FDIC adopted substantially identical rules on an interim basis. The rules not only implement the Basel Committee’s December 2010 framework for strengthening international capital standards, but also certain provisions of the Dodd-Frank Act. The New Capital Rules substantially revise and heighten the risk-based capital requirements applicable to U.S. banking organizations, including the Company and the Bank, from the current U.S. risk-based capital rules and replace the existing approach used in risk-weighting of a banking organization’s assets with a more risk-sensitive approach. The New Capital Rules will become effective for the Company and the Bank on January 1, 2015 (subject in the case of certain of those Rules to phase-in periods). These new Capital Rules will increase the amount of capital which both the Company and the Bank will have to maintain and it is expected that it will also increase the costs of capital for bank holding companies and banks in the United States. See “Supervision and Regulation - First Foundation Bank – New Basel III Capital Rules” above for additional information regarding these new capital requirements.

Premiums for federal deposit insurance have increased and may increase even more.

The FDIC uses the Deposit Insurance Fund, or DIF, to cover insured deposits in the event of bank failures, and maintains that Fund by assessing insurance premiums on FDIC-insured banks and other depository institutions. The increase in bank failures during the three years ended December 31, 2010 caused the DIF to fall below the minimum balance required by law, forcing the FDIC to raise the insurance premiums assessed on FDIC-insured banks in order to rebuild the DIF. Depending on the frequency and severity of bank failures in the future, the FDIC may further increase premiums or assessments. In addition, our FDIC insurance premiums will increase as we grow our banking business. Such increases in FDIC insurance premiums would increase our costs of doing business and, therefore, could negatively affect our financial performance and earnings in the future.

The loss of key personnel could hurt our future financial performance.

We are dependent on key personnel and the loss of one or more of those key personnel may materially and adversely affect our future operating results and prospects. We currently depend heavily on the services of our Chairman, Rick Keller, who also is the Chief Executive of FFA, our investment advisory subsidiary, and on our Chief Executive Officer, Scott Kavanaugh, who also is Chief Executive Officer of FFB, as well as a number of other key management personnel. There is no assurance that we will be able to retain the services of Mr. Keller or Mr. Kavanaugh or other key personnel and the loss of any of them could materially and adversely affect our results of operations and future prospects.

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In addition, our future success will depend, in part, on our ability to attract and retain additional qualified management and banking personnel and investment advisors and wealth managers. Competition for such personnel is intense and we may not succeed in attracting or retaining the personnel we need, which could adversely affect our ability to attract new and maintain our existing clients, which would hurt our results of operations and our ability to grow our businesses in the future.

Technology and marketing costs may negatively impact our future operating results.

The financial services industry is constantly undergoing technological changes in the types of products and services provided to clients to enhance client convenience. Our future success will depend upon our ability to address the changing technological needs of our clients. The costs of implementing technological changes, new product development and marketing costs may increase our operating expenses without a commensurate increase in our business or revenues, in which event our operating results would be harmed.

We rely on communications, information, operating and financial control systems technology from third-party service providers, and we could suffer an interruption in those systems.

We rely heavily on third-party service providers for much of our communications, information, operating and financial control systems technology, including our internet banking services and data processing systems. Any failure or interruption, or breaches in security, of these systems could result in failures or interruptions in our client relationship management, general ledger, deposit, servicing and/or loan origination systems and, therefore, could harm our business, operating results and financial condition. Additionally, interruptions in service and security breaches could lead existing clients to terminate their business relationships with us and could make it more difficult for us to attract new clients.

Our ability to attract and retain clients and employees could be adversely affected if our reputation is harmed.

The ability of FFB and FFA to attract and retain clients and key employees could be adversely affected if our reputation is harmed. Any actual or perceived failure to address various issues could cause reputational harm, including a failure to address any of the following types of issues: legal and regulatory requirements; the proper maintenance or protection of the privacy of client and employee financial or other personal information; record keeping; money-laundering; potential conflicts of interest and ethical issues. Moreover, any failure to appropriately address any issues of this nature could give rise to additional regulatory restrictions, and legal risks, which could lead to costly litigation or subject us to enforcement actions, fines, or penalties and cause us to incur related costs and expenses. In addition, our banking, investment advisory and wealth management businesses are dependent on the integrity of our banking personnel and our investment advisory and wealth managers. Lapses in integrity could cause reputational harm to our businesses which could result in the loss of clients and, therefore, could have a material adverse effect on our results of operations and financial condition.

We are exposed to risk of environmental liabilities with respect to real properties that we may acquire.

From time to time, in the ordinary course of our business we acquire, by or in lieu of foreclosure, real properties which collateralize nonperforming loans (often referred to as “Other Real Estate Owned” or “OREO”). As an owner of such properties, we could become subject to environmental liabilities and incur substantial costs for any property damage, personal injury, investigation and clean-up that may be required due to any environmental contamination that may be found to exist at any of those properties, even if we did not engage in the activities that led to such contamination and those activities took place prior to our ownership of the properties. In addition, if we are the owner or former owner of a contaminated site, we may be subject to common law claims by third parties seeking damages for environmental contamination emanating from the site. If we were to become subject to significant environmental liabilities or costs, our business and results of operations could be adversely affected.

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We may incur significant losses as a result of ineffective risk management processes and strategies.

We seek to monitor and control our risk exposure through a risk and control framework encompassing a variety of separate but complementary financial, credit, operational, compliance systems, and internal control and management review processes. However, those systems and review processes and the judgments that accompany their application may not be effective and, as a result, we may not anticipate every economic and financial outcome in all market environments or the specifics and timing of such outcomes, particularly in the event of the kinds of dislocations in market conditions experienced over the last several years, which highlight the limitations inherent in using historical data to manage risk. If those systems and review processes prove to be ineffective in identifying and managing risks, our results of operations could be adversely affected.

Our investment advisory and wealth management business may be negatively impacted by changes in economic and market conditions.

Our investment advisory and wealth management businesses may be negatively impacted by changes in general economic and market conditions because the performance of those businesses is directly affected by conditions in the financial and securities markets. The financial markets and businesses operating in the securities industry are highly volatile (meaning that performance results can vary greatly within short periods of time) and are directly affected by, among other factors, domestic and foreign economic conditions and general trends in business and finance, and by the threat, as well as the occurrence of global conflicts, all of which are beyond our control. We cannot assure you that broad market performance will be favorable in the future. Declines in the financial markets or a lack of sustained growth may result in a decline in our performance and may adversely affect the market value and performance of the investment securities that we manage, which would lead to reductions in our investment fees, because they are based primarily on the market value of the securities we manage and could lead some of our clients to reduce their assets under management by us, either of which could adversely affect the financial performance of our investment advisory and wealth management business.

The investment management contracts we have with our clients are terminable without cause and on relatively short notice by our clients, which makes us vulnerable to short term declines in the performance of the securities under our management.

Like most other investment and wealth management companies, the investment and wealth management contracts we have with our clients are typically terminable by the client without cause upon less than 30 days’ notice. As a result, even short term declines in the performance of the securities we manage, which can result from adverse changes in market or economic condition outside our control or the poor performance of some of the investments we have recommended to our clients, could lead some of our clients to move assets under our management into broad index funds or treasury securities or to investment advisors which have investment strategies different than ours. Therefore, our operating results are heavily dependent on the financial performance of our investment advisors and wealth managers and the investment strategies we employ in our investment advisory businesses and even short-term declines in the performance of the investment portfolios we manage for our clients, whatever the cause, could result in a decline in assets under management and a corresponding decline in investment management fees, which would adversely affect our results of operations.

The market for investment mangers is extremely competitive and the loss of a key investment manager to a competitor could adversely affect our investment advisory and wealth management business.

We believe that investment performance is one of the most important factors that affect the amount of assets under our management. As a result, we rely heavily on our investment managers to produce attractive investment returns for our clients. However, the market for investment managers is extremely competitive and is increasingly characterized by frequent movement of investment managers among different firms. In addition, our individual investment managers often have regular direct contact with particular clients, which can lead to a strong client relationship based on the client’s trust in that individual manager. As a result, the loss of a key investment manager to a competitor could jeopardize our relationships with some of our clients and lead to the loss of client accounts. Losses of such accounts could have a material adverse effect on our results of operations and financial condition.

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FFA faces significant competition in its business.

Due to intense competition, FFA may not be able to attract and retain clients at current levels. Competition is especially strong in our geographic market areas, because there are numerous well-established, well-resourced, well-capitalized, and successful investment advisory and wealth management firms in these areas. Our ability to successfully attract and retain investment advisory and wealth management clients is dependent on our ability to compete with competitors’ investment products, level of investment performance, client services and marketing and distribution capabilities. If FFA is not successful in attracting new and retaining existing clients, our results of operations and financial condition may be negatively impacted.

FFA’s business is highly regulated, and the regulators have the ability to limit or restrict our activities and impose fines or other sanctions on FFA’s business.

FFA is registered as an investment adviser with the SEC under the Investment Advisers Act, and its business is highly regulated primarily, at the federal level, under that Act. That Act imposes numerous obligations on registered investment advisers, including fiduciary, record keeping, operational and disclosure obligations. Moreover, the Investment Advisers Act grants broad administrative powers to regulatory agencies such as the SEC. If the SEC or other government agencies believe that FFA has failed to comply with applicable laws or regulations, these agencies have the power to impose fines, suspensions of individual employees or other sanctions, which could include revocation of FFA’s registration under the Investment Advisers Act. Changes in legal, regulatory, accounting, tax and compliance requirements also could adversely affect FFA’s operations and financial results, by, among other things, increasing its operating expenses and placing restraints on the marketing of certain investment products. Like other investment management companies, FFA also faces the risks of lawsuits by clients. The outcome of regulatory proceedings and lawsuits is uncertain and difficult to predict. An adverse resolution of any regulatory proceeding or lawsuit against FFA could result in substantial costs or reputational harm to FFA and, therefore, could have an adverse effect on the ability of FFA to retain key investment managers and existing clients or attract new clients, which would harm FFA’s businesses and our results of operations.

We are also subject to the provisions and regulations of ERISA to the extent that we act as a “fiduciary” under ERISA with respect to certain of our clients. ERISA and the applicable provisions of the federal tax laws, impose a number of duties on persons who are fiduciaries under ERISA and prohibit certain transactions involving the assets of each ERISA plan which is a client, as well as certain transactions by the fiduciaries (and certain other related parties) to such plans.

Risks related to Ownership of our Common Stock

We do not plan to pay dividends for the foreseeable future. Additionally, our ability to pay dividends is subject to regulatory and other restrictions.

In order to implement our growth strategy, it is our policy to retain cash for our businesses and, as a result, we have never paid any cash dividends and we have no plans to pay cash dividends at least for the foreseeable future. Additionally, our ability to pay dividends to our shareholders is restricted by California law. Moreover, the term loan agreement we entered into in April 2013 prohibits us from paying cash dividends to our shareholders without the lender’s prior written consent. See “ITEM 2 FINANCIAL INFORMATION - Management’s Discussion and Analysis of Financial Condition and Results of Operations - Financial Condition - Term Loan” for additional information about this loan.

Our ability to pay dividends is also dependent on the payment to us of dividends by FFB and FFA, which are subject to statutory and regulatory restrictions as well. FFA’s ability to pay cash dividends to us is restricted under California law. FFB’s ability to pay dividends to us is limited by various banking statutes and regulations. Moreover, based on their assessment of the financial condition of FFB or other factors, the FDIC or the DBO could find that the payment of cash dividends to us by FFB would constitute an unsafe or unsound banking practice and, therefore, prohibit FFB from paying cash dividends to us, even if FFB meets the statutory requirements to do so. See “ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS - Dividend Policy and Restrictions on the Payment of Dividends.”

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No public market presently exists, and there is no assurance that an active trading market will develop, for our common stock.

Our common stock is not listed and does not trade on any securities exchange or in the over-the-counter market. As a result, the ability of our shareholders to sell, and for other investors to purchase, shares of our common stock is quite limited. Consequently, investors and our existing shareholders may be unable to liquidate their investments in our shares if the need or desire to do so arises and, as a result, may be required to hold their shares indefinitely. In connection with the DCB Acquisition, we agreed that we would use our commercially reasonable efforts to list our common stock on the NASDAQ® Stock Market or on another national securities exchange by October 31, 2013. However, there is no assurance that we will succeed in doing so. Additionally, even if we are able to list our shares on NASDAQ or another national securities exchange, there is no assurance that an active trading market will develop for our shares that would enable our shareholders to readily sell their shares if or when the need or desire to do so arises. Moreover, if the trading market for our common stock ultimately proves to be limited, even after our shares are listed on an exchange, then, the limited trading market may cause fluctuations in the market prices of our common stock to be exaggerated, leading to price volatility in excess of that which would occur in a more active trading market for our common stock.

The market prices and trading volume of our common stock may be volatile.

Even if a market develops for our common stock, the market prices of our common stock may be volatile and the trading volume may fluctuate and cause significant price variations to occur. We cannot assure you that, if a market does develop for our common stock, the market prices of our common stock will not fluctuate or decline significantly in the future. Some of the factors that could negatively affect the prices of ours shares or result in fluctuations in those prices or in trading volume of our common stock could include the following, many of which are outside of our control:

•	quarterly variations in our operating results or the quality of our earnings or assets;
•	operating results that vary from the expectations of management, securities analysts, and investors;
•	changes in expectations as to our future financial performance;
•	the operating and securities price performance of other companies that investors believe are comparable to us;
•	our implementation of our growth strategy and performance of acquired businesses that vary from the expectations of securities analysts and investors;
•	the adoption of new more costly government regulations that are applicable to our businesses or the imposition of regulatory restrictions on us;
•	our past and future dividend practices;
•	future sales of our equity or equity-related securities;
•	changes in global financial markets and global economies and general market conditions, such as interest rates, stock, commodity or real estate valuations or volatility; and
•	announcements of strategic developments, material acquisitions and other material events in our business or in the businesses of our competitors.

Share ownership by our officers and directors and certain agreements make it more difficult for third parties to acquire us or effectuate a change of control that might be viewed favorably by other shareholders.

As of August 31, 2013, our executive officers and directors owned, in the aggregate, approximately 37% of our outstanding shares. As a result, if the officers and directors were to oppose a third party’s acquisition proposal for, or a change in control of, the Company, the officers and directors may have sufficient voting power to be able to block or at least delay such an acquisition or change in control from taking place, even if other shareholders would support such a sale or change of control. In addition, a number of the Company’s officers have change of control agreements which could increase the costs and, therefore, lessen the attractiveness of an acquisition of the Company to a potential acquiring party. See “ITEM 6 - Executive Compensation - Change of Control Agreements” below.

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Our articles of incorporation permit our Board of Directors to authorize and sell shares of preferred stock on terms that could discourage a third party from making a takeover attempt that may be beneficial to our shareholders

Our Board of Directors has the power, under our articles of incorporation, to create and authorize the sale of one or more series of preferred stock without having to obtain shareholder approval for such action. As a result, the Board could authorize the issuance of shares of a series of preferred stock to implement a shareholders rights plan (often referred to as a “poison pill”) or could sell and issue preferred shares with special voting rights or conversion rights, which could deter or delay attempts by our shareholders to remove or replace management, and attempts of third parties either to engage in proxy contests or to acquire control of the Company.

We may sell additional shares of common stock in the future which could result in dilution to our shareholders.

A total of approximately 12 million authorized but unissued shares of our common stock are available for future sale and issuance by action of our board of directors. Accordingly, our shareholders could suffer dilution in their investment in our common stock and their percentage share ownership if we were to sell additional shares in the future.

We have elected under the JOBS Act to use an extended transition period for complying with new or revised accounting standards.

We are electing to take advantage of the extended transition period afforded by the Jumpstart our Business Startups Act of 2012, or the JOBS Act, for the implementation of new or revised accounting standards and, as a result, we will not be required to comply with new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies or we cease to be an “emerging growth” company as defined in the JOBS Act. As a result of this election, our financial statements may not be comparable to the financials statements of companies that comply with public company effective dates.

We do not know whether the reduced disclosures and relief from certain other significant disclosure requirements that are available to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that apply to other public companies that are not “emerging growth companies.” These exemptions include the following:

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002;
•	less extensive disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and
•	exemptions from the requirements to hold nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We cannot predict if investors will find our common stock less attractive because we will be relying on these exemptions. If, as a result, some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock, which could result in a reductions and greater volatility in the prices of our common stock.

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Pursuant to the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting for so long as we are an “emerging growth company”.

Under existing SEC rules and regulations, we will be required to disclose changes made in our internal control over financial reporting on a quarterly basis and management will be required to assess the effectiveness of our disclosure controls and our internal control over financial reporting annually. However, under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 until we are no longer an “emerging growth company.” We could be an “emerging growth company” for up to five years.

Our internal control over financial reporting does not currently meet the standards required by Section 404 of the Sarbanes-Oxley Act of 2002, and failure to achieve and maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 could have a material adverse effect on our business and stock prices.

As a privately held company, we have not been required to maintain internal control over financial reporting in a manner that meets the standards that are made applicable to publicly traded companies under Section 404(a) of the Sarbanes-Oxley Act of 2002. Once we are no longer an “emerging growth company,” our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting on an annual basis. The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation, which could significantly increase our operating expenses.

We may also encounter problems or delays in implementing any changes necessary to make a favorable assessment of our internal control over financial reporting or in completing the implementation of any requested improvements that may be needed for this purpose. If we cannot favorably assess the effectiveness of our internal control over financial reporting, or if required, we are unable to obtain an unqualified attestation report on our internal controls from our independent registered public accounting firm, investors could lose confidence in our financial information which could adversely affect the prices of our common stock.

ITEM 2.	FINANCIAL INFORMATION

Selected Consolidated Financial Data

The selected consolidated balance sheet data at December 31, 2012 and 2011 and the selected consolidated operating data for the fiscal years then ended that are set forth below are derived from our audited consolidated financial statements included elsewhere in this Form 10. The selected consolidated balance sheet data at June 30, 2013 and 2012 and the selected consolidated operating data for the six month periods then ended that are set forth below are derived from our unaudited consolidated financial statements included elsewhere in this Form 10. These selected consolidated financial data do not purport to be complete and should be read in conjunction with our consolidated financial statements and notes thereto and Management’s Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this Form 10.

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In our opinion, the selected consolidated balance sheet data at June 30, 2013 and 2012 and the selected consolidated operating data for the six month periods then ended include all adjustments, consisting principally of normal recurring adjustments, necessary for a fair presentation of such information when read in conjunction with our audited consolidated financial statements. Our historical results are not necessarily indicative of the results of operations to be expected for future periods and the results of operations for the six months period ended June 30, 2013 are not necessarily indicative of the results to be expected for any other interim period in or for the full fiscal year ending December 31, 2013.

	As of and for the Year Ended December 31,			As of and for the the Six Months Ended June 30,
(In thousands, except share data)	2012(3)	2011	2010	2013	2012

Selected Balance Sheet Data:
Cash and cash equivalents	$63,108	$10,098	$55,954	$40,277	$97,055
Loans, net	735,287	517,553	332,970	789,706	586,579
Deferred taxes	10,055	4,656	-	10,398	5,118
Total assets	830,509	551,584	406,825	894,648	722,938
Deposits	649,741	406,826	283,270	719,931	470,142
Borrowings	100,000	91,000	80,000	91,438	197,000
Total liabilities	756,929	502,387	367,418	818,252	671,300
Shareholders’ equity (1)	73,580	49,197	39,407	76,396	51,638

Selected Statement of Operations Data:
Interest income	$30,874	$23,022	$14,603	$19,354	$13,717
Net interest income	27,729	20,141	11,933	17,680	12,252
Provision for loan losses	2,065	2,297	1,700	1,308	1,075
Noninterest income(2)	16,620	17,700	11,647	9,743	7,845
Noninterest expense	34,476	26,446	22,409	21,421	15,724
Net income (loss)	5,801	9,098	(529)	2,910	2,078

Share and Per Share Data:
Net income (loss) per share:
Basic	$0.88	$1.48	$(0.09)	$0.39	$0.34
Diluted	0.85	1.42	(0.09)	0.38	0.32
Shares used in computation:
Basic	6,603,533	6,164,283	5,881,852	7,395,699	6,173,565
Diluted	6,831,955	6,393,713	5,881,852	7,674,211	6,400,902
Tangible equity per share	$9.94	$7.98	$6.41	$10.26	$8.36
Shares outstanding at end of period	7,366,126	6,166,574	6,145,407	7,414,527	6,176,241

Selected Operating Ratios:
Return on average assets	0.80%	1.91%	(0.18)%	0.68%	0.64%
Return on average equity	9.9%	20.7%	(1.5)%	7.7%	8.2%
Net yield on interest earning assets	4.20%	4.43%	4.29%	4.31%	4.17%
Efficiency ratio	77.7%	77.4%	86.9%	78.1%	78.2%

Other Information:
Assets under management (end of period)	$2,229,116	$1,827,436	$1,558,650	$2,356,917	$2,017,353
Ratio of ALLL to total loans(4)	1.25%	1.25%	1.25%	1.20%	1.28%
Number of wealth management offices	6	4	2	7	4

(1)    During 2012, we issued 815,447 shares of our common stock to the former DCB shareholders in connection with our acquisition of DCB and we sold and issued a total of 374,438 shares of common stock at a price of $15.00 per share in a private offering. During 2010, we sold and issued a total of 586,572 shares of our common stock, at a price of $15.00 per share, in a private offering..

(2)     Includes a $3.7 million gain on sale of other real estate owned (“REO”) in 2011.

(3)     During 2012, as a result of the DCB Acquisition, the Company acquired $35 million of cash, $9 million of securities, $90 million of loans, $6 million of deferred taxes and other assets, and assumed $127 million of deposits. Includes the results of operations of DCB for the period from the date of its acquisition on August 15, 2012 to December 31, 2012.

(4)     Ratio excludes loans acquired in a merger as GAAP requires estimated credit losses for acquired loans to be recorded as a discount to those loans.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, and the notes thereto, included elsewhere in this Form 10 registration statement. This information is intended to facilitate the understanding and assessment of significant changes and trends related to our results of operations or financial condition. This discussion and analysis should be read in conjunction with our consolidated financial statements and the accompanying notes contained elsewhere in this Form 10 registration statement.

Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) and accounting practices in the banking industry. Certain of those accounting policies are considered critical accounting policies, because they require us to make estimates and assumptions regarding circumstances or trends that could materially affect the value of those assets, such as economic conditions or trends that could impact our ability to fully collect our loans or ultimately realize the carrying value of certain of our other assets. Those estimates and assumptions are made based on current information available to us regarding those economic conditions or trends or other circumstances. If changes were to occur in the events, trends or other circumstances on which our estimates or assumptions were based, or other unanticipated events were to occur that might affect our operations, we may be required under GAAP to adjust our earlier estimates and to reduce the carrying values of the affected assets on our balance sheet, generally by means of charges against income, which could also affect our results of operations in the fiscal periods when those charges are recognized.

Utilization and Valuation of Deferred Income Tax Benefits. We record as a “deferred tax asset” on our balance sheet an amount equal to the tax credit and tax loss carryforwards and tax deductions (“tax benefits”) that we believe will be available to us to offset or reduce income taxes in future periods. Under applicable federal and state income tax laws and regulations, tax benefits related to tax loss carryforwards will expire if they cannot be used within specified periods of time. Accordingly, the ability to fully use our deferred tax asset related to tax loss carryforwards to reduce income taxes in the future depends on the amount of taxable income that we generate during those time periods. At least once each year, or more frequently, if warranted, we make estimates of future taxable income that we believe we are likely to generate during those future periods. If we conclude, on the basis of those estimates and the amount of the tax benefits available to us, that it is more likely, than not, that we will be able to fully utilize those tax benefits prior to their expiration, we recognize the deferred tax asset in full on our balance sheet. On the other hand, if we conclude on the basis of those estimates and the amount of the tax benefits available to us that it has become more likely, than not, that we will be unable to utilize those tax benefits in full prior to their expiration, then, we would establish a valuation allowance to reduce the deferred tax asset on our balance sheet to the amount with respect to which we believe it is still more likely, than not, that we will be able to use to offset or reduce taxes in the future. The establishment of such a valuation allowance, or any increase in an existing valuation allowance, would be effectuated through a charge to the provision for income taxes or a reduction in any income tax credit for the period in which such valuation allowance is established or increased.

Allowance for Loan and Lease Losses. Our ALLL is established through a provision for loan losses charged to expense and may be reduced by a recapture of previously established loss reserves, which are also reflected in the statement of income. Loans are charged against the ALLL when management believes that collectability of the principal is unlikely. The ALLL is an amount that management believes will be adequate to absorb estimated losses on existing loans that may become uncollectible based on an evaluation of the collectability of loans and prior loan loss experience. This evaluation also takes into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, current economic conditions and certain other subjective factors that may affect the borrower’s ability to pay. While we use the best information available to make this evaluation, future adjustments to our ALLL may be necessary if there are significant changes in economic or other conditions that can affect the collectability in full of loans in our loan portfolio.

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We have two business segments, “Banking” and “Investment Management, Wealth Planning and Consulting” (“Wealth Management”). Banking includes the operations of FFB and FFIS and Wealth Management includes the operations of FFA. The financial position and operating results of the stand-alone holding company, FFI, are included under the caption “Other” in certain of the tables that follow, along with any consolidation elimination entries.

Recent Developments and Overview

On April 19, 2013, we entered into a term loan note agreement with an unaffiliated bank lender under which we borrowed $7.5 million. These borrowings bear interest at a rate equal to ninety day Libor plus 4.0% per annum. The term of the loan is five years. The loan agreement requires us to make monthly payments of principal and interest, the amounts of which are determined on the basis of a 10 year amortization schedule, with a final payment of the unpaid principal balance, in the amount of $3.8 million plus accrued but unpaid interest, at the maturity date of the loan in May 2018. We have the right, in our discretion, to prepay the loan at any time in whole or, from time to time, in part, without any penalties or premium. We are required to meet certain financial covenants during the term of the loan. As security for our repayment of the loan, we pledged all of the common stock of the Bank to the lender. See “Financial Condition – Term Loan” below for additional information regarding this loan.

We opened an office in Las Vegas in the second quarter of 2013 and we moved into our permanent 10,000 square foot leased office in the third quarter of 2013 where we provide banking and wealth management services.

On August 15, 2012, we completed the acquisition of DCB in exchange for the issuance of 815,447 shares of common stock, valued at $15.00 per share. As a result of the DCB Acquisition, the Bank acquired $35 million of cash, $9 million of securities, $90 million of loans, $6 million of deferred taxes and other assets, and assumed $127 million of deposits along with the operations of DCB. In addition, the Bank acquired branches in Palm Desert and El Centro, California. During the first quarter of 2013, we finished the integration of DCB into our operations.

We have continued to grow both our Banking and Wealth Management operations. Comparing the first six months of 2013 to the corresponding period in 2012, we have increased our revenues (net interest income and noninterest income) by 36%. This growth in revenues is the result of the growth in the Bank’s total interest earning assets and in AUM in Wealth Management.

During the first six months of 2013, total loans and total deposits in Banking increased 7% and 11%, respectively, while the AUM in Wealth Management increased by $128 million or 6% and totaled $2.36 billion as of June 30, 2013. The growth in AUM includes the addition of $117 million of net new accounts and $78 million of gains realized in client accounts during the first six months of 2013.

The results of operations for Banking reflects the benefits of this growth as income before taxes for Banking increased $1.9 million from $4.5 million in the first six months of 2012 to $6.4 million in the first six months of 2013. Because we continue to add new staff and locations as part of our business plan, the increases in our revenues in Wealth Management during the first six months of 2013 were offset by increases in noninterest expenses. On a consolidated basis, our earnings before taxes increased by $1.4 million from $3.3 million in the first six months of 2012 to $4.7 million in the first six months of 2013 as the increase from Banking was offset by a $0.6 million increase in corporate expenses in the first six months of 2013 as compared to the corresponding period in 2012.

Results of Operations

Six Months Ended June 30, 2013 Compared to Six Months Ended June 30, 2012.

Our net income for the first six months of 2013 was $2.9 million as compared to $2.1 million for the corresponding period in 2012. This proportional increase was less than the proportional increase in income before taxes because of an increase in our effective tax rate from 37% in 2012 to 38% in 2013. The following is an analysis of our income before taxes for the periods presented.

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The primary sources of revenue for Banking are net interest income, fees from its deposits, trust and insurance services, and certain loan fees. The primary sources of revenue for Wealth Management are asset management fees assessed on the balance of AUM and fees charged for consulting and administrative services. Compensation and benefit costs represent the largest component of noninterest expense. For the first six months of 2013, compensation and benefits comprised 63% and 76%, of the total noninterest expense for Banking and Wealth Management, respectively.

The following tables show key operating results for each of our business segments for the six months ended June 30:

	2013
(dollars in thousands)	Banking	Wealth Management	Other	Total

Interest income	$19,354	$-	$-	$19,354
Interest expense	1,610	-	64	1,674
Net interest income	17,744	-	(64)	17,680
Provision for loan losses	1,308	-	-	1,308
Noninterest income	1,876	8,059	(192)	9,743
Noninterest expense	11,874	8,609	938	21,421
Income (loss) before taxes on income	$6,438	$(550)	$(1,194)	$4,694

	2012
(dollars in thousands)	Banking	Wealth Management	Other	Total

Interest income	$13,717	$-	$-	$13,717
Interest expense	1,465	-	-	1,465
Net interest income	12,252	-	-	12,252
Provision for loan losses	1,075	-	-	1,075
Noninterest income	1,060	6,893	(108)	7,845
Noninterest expense	7,715	7,519	490	15,724
Income (loss) before taxes on income	$4,522	$(626)	$(598)	$3,298

General: As a result of the increase in income before taxes for Banking, which was partially offset by an increase in corporate expenses, consolidated income before taxes increased $1.4 million to $4.7 million for the first six months of 2013 as compared to $3.3 million for the first six months of 2012. Income before taxes in Banking was $1.9 million higher in the first six months of 2013 as compared to the first six months of 2012 as higher net interest income and higher noninterest income was partially offset by a higher provision for loan losses and higher noninterest expenses. For Wealth Management, increases in noninterest income during the first six months of 2013 as compared to the corresponding period in 2012, were offset by comparable increases in noninterest expense. Corporate noninterest expenses were $0.4 million higher in the first six months of 2013 as compared to the first six months of 2012 due to the timing of our annual economic client presentation, which was held in the first quarter of 2013, increased sales and marketing activities and increased community support contributions.

36

Net Interest Income: The following tables set forth information regarding (i) the total dollar amount of interest income from interest-earning assets and the resultant average yields on those assets; (ii) the total dollar amount of interest expense and the average rate of interest on our interest-bearing liabilities; (iii) net interest income; (iv) net interest rate spread; and (v) net yield on interest-earning assets for the six months ended June 30:

	2013			2012
(dollars in thousands)	Average Balances	Interest	Average Yield / Rate	Average Balances	Interest	Average Yield / Rate

Interest-earning assets:
Loans	$773,679	$19,003	4.92%	$554,041	$13,573	4.90%
Securities and FHLB Stock	18,594	176	1.91%	18,607	115	1.24%
Fed funds and deposits	32,448	175	1.09%	14,563	29	0.39%
Total interest-earning assets	824,721	19,354	4.70%	587,211	13,717	4.67%

Noninterest-earning assets:
Nonperforming assets	2,289			1,742
Other	20,071			8,585
Total assets	$847,081			$597,538

Interest-bearing liabilities:
Demand deposits	$131,518	341	0.52%	$13,010	42	0.63%
Money market and savings	88,812	184	0.42%	83,770	241	0.58%
Certificates of deposit	301,568	1,022	0.68%	257,545	1,066	0.83%
Total interest-bearing deposits	521,898	1,547	0.60%	354,325	1,349	0.76%
Borrowings	71,816	127	0.36%	114,681	116	0.20%
Total interest-bearing liabilities	593,714	1,674	0.57%	469,006	1,465	0.63%

Noninterest-bearing liabilities:
Demand deposits	172,311			73,901
Other liabilities	6,007			4,453
Total liabilities	772,032			547,360
Stockholders’ equity	75,049			50,178
Total liabilities and equity	$847,081			$597,538

Net Interest Income		$17,680			$12,252

Net Interest Rate Spread			4.13%			4.05%

Net Yield on Interest-earning Assets			4.29%			4.17%

37

Net interest income is impacted by the volume (changes in volume multiplied by prior rate), interest rate (changes in rate multiplied by prior volume) and mix of interest-earning assets and interest-bearing liabilities. The following table provides a breakdown of the changes in net interest income due to volume and rate changes between the first six month of 2013 as compared to corresponding period in 2012.

	Increase (Decrease) due to		Net Increase
(dollars in thousands)	Volume	Rate	(Decrease)

Interest earned on:
Loans	$5,374	$56	$5,430
Securities and FHLB Stock	-	61	61
Fed funds and deposits	59	88	146
Total interest earning assets	5,432	205	5,637

Interest paid on:
Demand deposits	307	(8)	299
Money market and savings	13	(70)	(57)
Certificates of deposit	166	(209)	(44)
Borrowings	(58)	68	11
Total interest-bearing liabilities	428	(219)	209

Net interest income	$5,005	$423	$5,428

Net interest income increased from $12.3 million in the first six months of 2012 to $17.7 million in the first six months of 2013 primarily due to a 40% increase in interest earning assets during the first six months of 2013 as compared to the corresponding period in 2012 and the realization of $0.8 million of interest income in the first six months of 2013 on the net recovery of mark to market adjustments related to payoffs of acquired loans. Excluding this net recovery, the yield on total interest earning assets would have been 4.50%, the net interest rate spread would have been 3.94% and the net yield on interest earnings assets would have been 4.09% in the first six months of 2013. Excluding the net recovery on acquired loans, the decrease in the net interest rate spread from 4.05% in the first six months of 2012 to 3.94 % in the first six months of 2013 was due to a decrease in yield on total interest earning assets which was partially offset by a decrease in rates paid on interest bearing liabilities.

Excluding the impact of the net recovery, the decrease in yield on total interest earning assets from 4.67% in the first six months of 2012 to 4.50% in the first six months of 2013 was due to decreases in interest rates on new loans which was attributable to a number of factors, including a decrease in market rates of interest, prepayments of higher yielding loans, and an increase in the proportion of lower yielding securities and deposits to total interest earning assets. The decrease in rates on interest bearing liabilities from 0.63% in the first six months of 2012 to 0.57% in the first six months of 2013 was due to decreases in market interest rates on deposits which were partially offset by the decreased use of lower cost borrowings and increased interest related to the FFI term loan.

Provision for loan losses: The provision for loan losses was $1.3 million for the six months ended June 30, 2013 as compared to $1.1 million for the corresponding period in 2012. The provision for loans losses is impacted by changes in the Bank’s loan balances outstanding as well as changes in estimated loss assumptions and charge-offs and recoveries.

Noninterest income: The following table provides a breakdown of noninterest income for Banking for the six months ended June 30:

(dollars in thousands)	2013	2012

Trust fees	$969	$472
Deposit charges	200	80
Prepayment fees	471	323
Other	236	185
Total noninterest income	$1,876	$1,060

38

The $0.8 million increase in noninterest income for Banking for the six months periods ending June 30, 2013 as compared to the corresponding period in 2012 was due primarily to higher trust fees and higher prepayment fees. The increase in trust fees reflects the continuing growth of the trust operations as evidenced by the higher level of trust AUM, which has increased to $272 million as of June 30, 2013. The increase in prepayment fees was due to the payoff of loans as a result of increased real estate sales activity in the market and refinancing of loans to current market rates.

The following table provides a breakdown of noninterest income for Wealth Management for the six months ended June 30:

(dollars in thousands)	2013	2012

Asset management fees	$7,464	$6,226
Consulting and administration fees	602	700
Other	(7)	(33)
Total noninterest income	$8,059	$6,893

The $1.2 million increase in noninterest income in Wealth Management for the six months ended June 30, 2013 as compared to the corresponding period in 2012 was primarily due to an increase in asset management fees of 20%. This increase in asset management fees was due to a 20% increase in the AUM balances used for computing the asset management fees for the six months ended June 30, 2013 as compared to the corresponding period in 2012.

Noninterest Expense: The following table provides a breakdown of noninterest expense for Banking and Wealth Management for the six months ended June 30:

	Banking		Wealth Management
(dollars in thousands)	2013	2012	2013	2012

Compensation and benefits	$7,470	$4,875	$6,585	$5,895
Occupancy and depreciation	2,009	1,439	811	656
Professional services and marketing	789	396	871	647
Other expenses	1,606	1,005	342	321
Total noninterest expense	$11,874	$7,715	$8,609	$7,519

The increase in noninterest expense in Banking during the first six months of 2013 as compared to the first six months of 2012 was due to increases in staffing and costs associated with the Bank’s higher balances of loans and deposits and our continuing expansion, including the acquisition of DCB in August 2012. Compensation and benefits for Banking increased $2.6 million during the first six months of 2013 as compared to the first six months of 2012 as the number of full-time equivalent employees (“FTE”) in Banking increased to 117.2 during the first six months of 2013 from 73.3 during the first six months of 2012. The increase in occupancy and depreciation costs was due to the three additional offices being open during the first six months of 2013 as compared to the first six months of 2012 and the expansion into additional space at our administrative office, which was partially offset by reduced operating system costs attributable to a $0.3 million termination fee incurred in 2012 as part of the Bank’s conversion to a new core processing system during that year. The $0.6 million increase in other expenses was due to a $0.3 million charge to REO reserves in the first six months of 2013 and increased costs attributable to the increased activity levels associated with our growth.

The $1.1 million increase in noninterest expenses in Wealth Management during the first six months of 2013 as compared to the first six months of 2012 was primarily due to higher compensation and benefits costs resulting from increased staffing. FTE for Wealth Management increased from 44.2 in the first six months of 2012 to 51.8 in the first six months of 2013.

39

2012 Compared to 2011

The following tables show key operating results for each of our business segments for the years ended December 31:

	2012
(dollars in thousands)	Banking	Wealth Management	Other	Total

Interest income	$30,874	$-	$-	$30,874
Interest expense	3,145	-	-	3,145
Net interest income	27,729	-	-	27,729
Provision for loan losses	2,065	-	-	2,065
Noninterest income	2,599	14,250	(229)	16,620
Noninterest expense	18,280	14,896	1,300	34,476
Income (loss) before taxes on income	$9,983	$(646)	$(1,529)	$7,808

	2011
(dollars in thousands)	Banking	Wealth Management	Other	Total

Interest income	$23,022	$-	$-	$23,022
Interest expense	2,881	-	-	2,881
Net interest income	20,141	-	-	20,141
Provision for loan losses	2,297	-	-	2,297
Noninterest income	5,094	12,719	(113)	17,700
Noninterest expense	12,137	13,027	1,282	26,446
Income (loss) before taxes on income	$10,801	$(308)	$(1,395)	$9,098

The primary sources of revenue for Banking are net interest income and fees from its deposit, trust and insurance services. The primary sources of revenue for Wealth Management are asset management fees assessed on the balance of AUM and fees charged for consulting and administrative services. For 2012, compensation and benefits comprised 61% and 78%, respectively, of the total noninterest expense for Banking and Wealth Management, respectively.

General: In 2011, the Bank realized a $3.7 million gain on sale of real estate owned (“REO”) which is included in noninterest income in Banking. Excluding the gain on sale of REO, income before taxes for Banking increased to $10.0 million in 2012 from $7.1 million in 2011 due primarily to higher net interest income and higher noninterest income which were partially offset by higher noninterest expenses. The net loss before taxes in Wealth Management increased to $0.6 million in 2012 from $0.3 million in 2011 as higher noninterest expenses in 2012 were only partially offset by higher asset management fees.

Prior to 2012, we did not recognize any income tax expense due to the benefits of prior period loss carryforwards and unrecognized deferred tax benefits. In 2012, we recognized an income tax provision of 26% due to the continuing benefit of unrecognized deferred tax benefits, as compared to a normalized income tax provision of 40%.

40

Net Interest Income: The following tables set forth information regarding (i) the total dollar amount of interest income from interest-earning assets and the resultant average yields on those assets; (ii) the total dollar amount of interest expense and the average rate of interest on our interest-bearing liabilities; (iii) net interest income; (iv) net interest rate spread; and (v) net yield on interest-earning assets for the years ended December 31:

	2012			2011
(dollars in thousands)	Average Balances	Interest	Average Yield / Rate	Average Balances	Interest	Average Yield / Rate

Interest-earning assets:
Loans	$626,866	$30,552	4.87%	$436,247	$22,864	5.24%
Securities and FHLB Stock	16,047	193	1.20%	9,710	135	1.35%
Fed funds and deposits	17,346	129	0.75%	8,902	23	0.26%
Total interest-earning assets	660,259	30,874	4.68%	454,859	23,022	5.06%

Noninterest-earning assets:
Nonperforming assets	1,232			467
Other	10,678			3,876
Total assets	$672,169			$459,202

Interest-bearing liabilities:
Demand deposits	$43,776	251	0.58%	$11,375	74	0.65%
Money market and savings	92,404	516	0.56%	60,844	405	0.67%
Certificates of deposit	283,677	2,151	0.76%	225,263	2,312	1.03%
Total interest-bearing deposits	419,857	2,918	0.70%	297,482	2,791	0.94%
Borrowings	99,257	227	0.23%	60,375	90	0.15%
Total interest-bearing liabilities	519,114	3,145	0.61%	357,857	2,881	0.81%

Noninterest-bearing liabilities:
Demand deposits	95,585			59,650
Other liabilities	3,098			2,641
Total liabilities	617,797			420,148
Stockholders’ equity	54,372			39,054
Total liabilities and equity	$672,169			$459,202

Net Interest Income		$27,729			$20,141

Net Interest Rate Spread			4.07%			4.26%

Net Yield on Interest-earning Assets			4.20%			4.43%

41

Net interest income is impacted by the volume (changes in volume multiplied by prior rate), interest rate (changes in rate multiplied by prior volume) and mix of interest-earning assets and interest-bearing liabilities. The following table provides a breakdown of the changes in net interest income due to volume and rate changes between 2012 as compared to corresponding period in 2011.

	Increase (Decrease) due to		Net Increase
(dollars in thousands)	Volume	Rate	(Decrease)

Interest earned on:
Loans	$9,406	$(1,718)	$7,688
Securities and FHLB Stock	78	(20)	58
Fed funds and deposits	35	71	106
Total interest earning assets	9,519	(1,667)	7,852

Interest paid on:
Demand deposits	186	(9)	177
Money market and savings	186	(75)	111
Certificates of deposit	528	(689)	(161)
Borrowings	75	62	137
Total interest-bearing liabilities	975	(711)	264

Net interest income	$8,544	$(956)	$7,588

The yield on interest-earning assets and the rate on interest-bearing liabilities have been impacted by the continuing decreases in market interest rates, which resulted in a 37 basis point decrease in the yield on average loans and a 20 basis point decrease in the rate paid on interest-bearing liabilities in 2012 as compared to 2011. Because the decrease in our yield on loans was greater than our decrease in the rate on interest-bearing liabilities, our net interest rate spread decreased to 4.07% in 2012 as compared to 4.26% in 2011. Because the loans and deposits acquired in the DCB Acquisition were valued at fair value, the results related to the assets acquired and liabilities assumed in the DCB Acquisition did not have a significant impact on our net yield on interest earnings assets in 2012.

Provision for loan losses: Our provision for loans losses in 2012 was $2.1 million as compared to $2.3 million in 2011 because the increase in our net loans in 2012, excluding the loans acquired in the DCB Acquisition, was 24% less than the increase in our net loans in 2011. The impact of this decrease was partially offset by a $0.3 million increase in net charge-offs in 2012 as compared to 2011. Under accounting guidelines, the Bank is required to provide a calculated reserve for loan losses for its outstanding loan balances, including those acquired in the DCB Acquisition. However, these guidelines also require the Bank to record the calculated reserve for acquired loans as a reduction of the carrying balance of those loans on the date they are acquired, and then amortize this calculated reserve into income for each loan over the life of the loan. Therefore, the ALLL represents the estimated credit losses of the all loans not acquired in the DCB Acquisition, plus any deficiency in the estimated credit losses, which is included as a reduction of the carrying balance of those loans, for the loans acquired in the DCB Acquisition. Excluding the loans acquired in the DCB Acquisition, the Bank’s ALLL levels at December 31, 2012 and 2011 equaled 1.25% of the respective loan balances then outstanding.

Noninterest income: The following table provides a breakdown of noninterest income for Banking for the years ended December 31:

(dollars in thousands)	2012	2011

Trust fees	$1,170	$555
Prepayment fees	779	208
Gain on sale of REO	-	3,695
Other	650	636
Total noninterest income	$2,599	$5,094

42

During 2009, the Bank foreclosed on properties securing two participation loans, with a book value of $3.6 million, resulting in a $0.3 million charge-off and the transfer of the remaining outstanding balances to REO. Subsequently, the Bank recorded $1.9 million and $1.4 million provisions for REO losses related to these properties in 2010 and 2009, respectively. During 2011, we reached a settlement agreement with the bank who sold us these participation loans. As a result of the settlement we transferred the properties to the other bank and recognized a $3.7 million gain on sale of REO in 2011.

Excluding the $3.7 million gain on sale of REO recognized in 2011, the $1.2 million increase in noninterest income in Banking for 2012, as compared to 2011, was due to increased activity levels in the trust operations of the Bank as well as increased fees related to the prepayment of loans. Trust AUM increased from $135 million at the beginning of 2012 to $309 million at the end of 2012. Loan prepayments totaled $116 million in 2012 as compared to $56 million in 2011.

The following table provides a breakdown of noninterest income for Wealth Management for the years ended December 31:

(dollars in thousands)	2012	2011

Asset management fees	$12,983	$11,338
Consulting and administration fees	1,341	1,393
Other	(74)	(12)
Total noninterest income	$14,250	$12,719

Asset management fees increased by 15% in 2012 as compared to 2011 due to a 21% increase in the average billable AUM which was partially offset by a decrease in the weighted average investment advisory fee rate. At December 31, 2012, AUM totaled $2.23 billion as compared to $1.82 billion at December 31, 2011 and $1.56 billion at December 31, 2010.

Noninterest Expense: The following table provides a breakdown of noninterest expense for Banking and Wealth Management for the years ended December 31:

	Banking		Wealth Management
(dollars in thousands)	2012	2011	2012	2011

Compensation and benefits	$11,208	$7,808	$11,673	$10,091
Occupancy and depreciation	3,656	1,786	1,393	1,226
Professional services and marketing	1,000	501	1,179	1,231
Other expenses	2,416	2,042	651	479
Total noninterest expense	$18,280	$12,137	$14,896	$13,027

The increase in noninterest expense in Banking during 2012 as compared to 2011 was due to increases in staffing, increases in noninterest expenses as a result of the DCB Acquisition and costs associated with our higher balances of loans and deposits. Compensation and benefits increased $3.4 million in 2012 as compared to 2011 as the number of FTE in Banking increased to 87.9 FTE during 2012 as compared to 58.6 FTE during 2011. The increase in staffing was primarily due to the opening of our new office in West Los Angeles and increased staffing related to the DCB Acquisition. The $1.9 million increase in occupancy and depreciation for Banking in 2012 as compared to 2011 reflects the facility costs for those branches acquired or opened in 2012 as well as the full year of costs related to the branch and corporate expansions that occurred in 2011. The $0.5 million increase in professional services and marketing for Banking in 2012 as compared to 2011 was due to costs related to our increased activities, including information technology upgrades and projects and increased management fees paid on trust AUM. The $0.4 million increase in other expenses in 2012 as compared to 2011 reflects costs related to our continuing growth including FDIC insurance premiums and general office costs.

43

The $1.9 million increase in noninterest expenses in Wealth Management during 2012 as compared to 2011 was primarily due to $1.6 million of higher compensation and benefits costs resulting from increased staffing associated with opening of our new office in West Los Angeles and increased incentive compensation related to the growth in AUM. Staffing for Wealth Management increased to 44.7 FTE in 2012 from 42.0 FTE in 2011.

Financial Condition

The following tables provide information regarding the financial position for each of our business segments as of the dates indicated:

	June 30, 2013
(dollars in thousands)	Banking	Wealth Management	Other and Eliminations	Total

Cash and cash equivalents	$40,031	$1,778	$(1,532)	$40,277
Securities AFS	39,619	-	-	39,619
Loans, net	789,269	437	-	789,706
Premises and equipment	1,863	708	78	2,649
FHLB Stock	6,780	-	-	6,780
Deferred taxes	9,107	955	336	10,398
REO	375	-	-	375
Other assets	3,695	538	611	4,844
Total assets	$890,739	$4,416	$(507)	$894,648

Deposits	$726,686	$-	$(6,755)	$719,931
Borrowings	84,000	-	7,438	91,438
Intercompany balances	1,253	397	(1,650)	-
Other liabilities	3,446	1,915	1,522	6,883
Shareholders’ equity	75,354	2,104	(1,062)	76,396
Total liabilities and equity	$890,739	$4,416	$(507)	$894,648

	December 31, 2012
(dollars in thousands)	Banking	Wealth Management	Other and Eliminations	Total

Cash and cash equivalents	$62,965	$1,895	$(1,752)	$63,108
Securities AFS	5,813	-	-	5,813
Loans, net	734,778	509	-	735,287
Premises and equipment	1,661	657	66	2,384
FHLB Stock	8,500	-	-	8,500
Deferred taxes	8,734	981	340	10,055
REO	650	-	-	650
Other assets	3,509	638	565	4,712
Total assets	$826,610	$4,680	$(781)	$830,509

Deposits	$653,671	$-	$(3,930)	$649,741
Borrowings	100,000	-	-	100,000
Intercompany balances	1,451	205	(1,656)	-
Other liabilities	3,302	2,168	1,718	7,188
Shareholders’ equity	68,186	2,307	3,087	73,580
Total liabilities and equity	$826,610	$4,680	$(781)	$830,509

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	December 31, 2011
(dollars in thousands)	Banking	Wealth Management	Other and Eliminations	Total

Cash and cash equivalents	$9,587	$1,540	$(1,029)	$10,098
Securities, AFS	10,186	-	-	10,186
Loans, net	516,861	692	-	517,553
Premises and equipment	756	423	52	1,231
FHLB Stock	4,883	-	-	4,883
Deferred taxes	4,251	930	(525)	4,656
Other assets	2,042	490	445	2,977
Total assets	$548,566	$4,075	$(1,057)	$551,584

Deposits	$409,807	$-	$(2,981)	$406,826
Borrowings	91,000	-	-	91,000
Other liabilities	3,736	1,705	(880)	4,561
Stockholders’ equity	44,023	2,370	2,804	49,197
Total liabilities and equity	$548,566	$4,075	$(1,057)	$551,584

Our consolidated balance sheet is primarily affected by changes occurring in the Banking operations as the Wealth Management operations do not maintain significant levels of assets. The Bank has experienced and is expected to continue to experience increases in its total assets as a result of our growth strategy.

During the first six months of 2013, total assets for the Company and the Bank increased by $64 million. For the Bank, during the first six months of 2013, loans and deposits increased $55 million and $73 million, respectively, cash and cash equivalents decreased by $23 million, securities increased by $34 million and FHLB advances decreased by $16 million. Borrowings at FFI increased by $7 million during the the first six months of 2013. During 2012, our consolidated total assets increased by $278.9 million primarily due to a $278.0 million increase in assets at the Bank. As a result of the DCB Acquisition, the Bank’s total assets and deposits increased $139.9 million and $126.9 million, respectively, in 2012. Excluding the DCB Acquisition, loans and deposits at the Bank increased $129.6 million and $116.9 million, respectively during 2012. During 2011, our consolidated total assets increased by $144.8 million primarily due to a $144.5 million increase in assets at the Bank. During 2011, loans and deposits at the Bank increased $186.9 million and $120.3 million, respectively while FHLB advances increased $11.0 million.

Cash and cash equivalents, certificates of deposit and securities: Cash and cash equivalents at the Bank, which primarily consist of funds held at the Federal Reserve Bank or at correspondent banks, including fed funds, decreased $22.9 million during the first six months of 2013. Changes in cash and cash equivalents are primarily affected by the funding of loans, repayment of loans, purchases and sales of securities, and changes in the Bank’s sources of funding, which consist of deposits and FHLB advances. The increase in cash and cash equivalents during 2012 includes the $34.9 million received in the DCB Acquisition.

Securities available for sale: The scheduled maturity of our available for sales (“AFS”) securities and the related weighted average yield is as follows as of June 30, 2013:

(dollars in thousands)	Less than 1 Year	1 Through 5 years	5 Through 10 Years	After 10 Years	Total

US Treasury security	$-	$300	$-	$-	$300
FNMA and FHLB Agency notes	-	-	10,495	-	10,495
Agency mortgage-backed securities	749	3,573	5,257	20,916	30,495
Total	$749	$3,873	$15,752	$20,916	$41,290
Weighted average rate	2.29%	2.13%	1.95%	2.29%	2.15%

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The following tables present information related to our AFS securities as of:

	June 30, 2013
(dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

US Treasury security	$300	$-	$-	$300
FNMA and FHLB Agency notes	10,495	-	(496)	9,999
Agency mortgage-backed securities	30,495	-	(1,175)	29,320
Total	$41,290	$-	$(1,671)	$39,619

	December 31, 2012
(dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

US Treasury security	$300	$-	$-	$300
FNMA and FHLB Agency notes	5,513	-	-	5,513
Total	$5,813	$-	$-	$5,813

	December 31, 2011
(dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

US Treasury security	$200	$-	$-	$200
FNMA and FHLB Agency notes	10,000	-	(14)	9,986
Total	$10,200	$-	$(14)	$10,186

The $0.3 million US Treasury security outstanding as of June 30, 2013 and December 31, 2012 and the $0.2 million US Treasury security outstanding as of December 31, 2011, were pledged as collateral to the State of California to meet regulatory requirements related to the Bank’s trust operations.

Loans: The following table sets forth, by loan category, information with respect to our loans as of:

(dollars in thousands)	June 30, 2013	December 31, 2012	December 31, 2011
Outstanding principal balance:
Loans secured by real estate:
Residential properties:
Multifamily	$373,485	$367,412	$320,053
Single family	186,536	155,864	85,226
Total loans secured by residential properties	560,021	523,276	405,279
Commercial properties	144,781	132,217	75,542
Land	5,748	7,575	-
Total real estate loans	710,550	663,068	480,821
Commercial and industrial loans	72,074	67,920	35,377
Consumer loans	15,875	12,585	8,012
Total loans	798,499	743,573	524,210
Premiums, discounts and deferred fees and expenses	107	54	(107)
Total	$798,606	$743,627	$524,103

46

During the first six months of 2013, the $55.0 million increase in loans was the result of loan originations and funding of existing credit commitments of $158.1 million, offset by $103.1 million of payoffs and scheduled principal payments. During 2012, the $219.5 million increase in loans was the result of $90.1 million in loans acquired in the DCB Acquisition and loan originations and funding of existing credit commitments of $279.4 million, partially offset by $150.0 million of payoffs and scheduled principal payments. During 2011, the $186.9 million increase in loans was the result of loan originations and funding of existing credit commitments of $268.3 million, partially offset by $76.2 million of payoffs and scheduled principal payments and $5.1 million of loan sales.

Deposits: The following table sets forth information with respect to our deposits and average rates paid on deposits as of:

	June 30, 2013		December 31, 2012		December 31, 2011
(dollars in thousands)	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate

Demand deposits:
Noninterest-bearing	$185,092	-	$131,827	-	$66,383	-
Interest-bearing	164,217	0.501%	103,085	0.558%	13,411	0.622%
Money market and savings	91,365	0.378%	91,278	0.488%	75,534	0.589%
Certificates of deposits	279,257	0.693%	323,551	0.732%	251,498	0.895%
Total	$719,931	0.431%	$649,741	0.522%	$406,826	0.683%

The $70.2 million increase in deposits during the first six months of 2013 and, excluding the $126.9 in deposits acquired in the DCB Acquisition, the $116.9 million and $123.6 million increases in deposits during 2012 and 2011, respectively, reflect the organic growth of our Banking operations.

As market interest rates have continued to decline, the Bank has been able to lower the cost of its deposit products. As a result, the weighted average rate of interest-bearing deposits has decreased from 0.82% at December 31, 2011 to 0.65% at December 31, 2012 to 0.58% at June 30, 2013, while the weighted average interest rates of both interest bearing and non-interest bearing deposits have decreased from 0.68% at December 31, 2011 to 0.52% at December 31, 2012 to 0.43% at June 30, 2013.

As of June 30, 2013, certificates of deposit in excess of $100,000 were $181.7 million and the maturities of these deposit were as follows: less than 3 months, $73.9 million; over 3 months through 6 months, $43.0 million; over 6 months through 12 months, $47.0 million; and over 12 months, $17.8 million.

The Bank utilizes a first party program called CDARs which allows the Bank to transfer funds of its clients in excess of the FDIC insurance limit (currently $250,000) to other institutions in exchange for an equal amount of funds from clients of these other institutions. This has allowed the Bank to provide FDIC insurance coverage to its clients. As of June 30, 2013 the Bank held $85.8 million of CDARs deposits. Under certain regulatory guidelines, these deposits are considered brokered deposits. As of June 30, 2013, the Bank held $5.8 million of brokered certificates of deposit.

Borrowings: At June 30, 2013, our borrowings consisted of $84.0 million of overnight FHLB advances obtained by the Bank and a $7.4 million term note payable by FFI. The $100.0 million of borrowings at December 31, 2012 and the $91.0 million of borrowings at December 31, 2011 represent overnight FHLB advances. These FHLB advances were paid in full in the early part of July 2013 and in the early parts of January 2013 and January 2012, respectively. Because the Bank utilizes overnight borrowings, the balance of outstanding borrowings fluctuates on a daily basis. The average balance of overnight borrowings was $68.8 million during the first six months of 2013, and $99.3 million and $60.4 million during 2012 and 2011, respectively. The maximum amount of short-term FHLB advances outstanding ay any month-end during the first six months of 2013, and during 2012 and 2011, was $111.0 million, 197.0 million and 114.0 million, respectively.

47

Term Loan. In April 2013, we obtained a $7.5 million five year term loan from an unaffiliated bank lender. The principal amount of the loan bears interest at a rate of Libor plus 4.0% per annum. The loan agreement requires us to make monthly payments of principal and interest, the amounts of which are determined on the basis of a 10 year amortization schedule, with a final payment of the unpaid principal balance, in the amount of approximately $3.8 million, plus accrued but unpaid interest, at the maturity date of the loan, which will be in May 2018. We have the right, in our discretion, to prepay all or a portion of the loan at any time, without any penalties or premium. We have pledged all of the common stock of FFB to the lender as security for the performance of our payment and other obligations under the loan agreement. The loan agreement obligates us to meet certain financial covenants, including the following:

•	a Tier 1 capital (leverage) ratio at FFB of at least 5.0% at the end of each calendar quarter;
•	a total risk based capital ratio at FFB of not less than 10.0% at the end of each calendar quarter;
•	a ratio at FFB of non-performing assets to net tangible capital, as adjusted, plus our ALLL, of not more than 40.0% at the end of each calendar quarter;
•	a ratio at FFB of classified assets to tier 1 capital, plus our ALLL, of no more than 50.0% at the end of each calendar quarter;
•	a consolidated fixed charge coverage ratio of not less than 1.50 to1.0, measured quarterly for the immediately preceding 12 months; and
•	minimum liquidity at all times of not less than $1.0 million.

As of June 30, 2013, we were in compliance with all of those financial covenants.

The loan agreement also prohibits FFI (but not FFB or FFA) from doing any of the following without the lender's prior approval: (i) paying any cash dividends to our shareholders, (ii) incurring any other indebtedness, (iii) granting any security interests or permitting the imposition of any liens, other than certain permitted liens, on any of FFI’s assets, or (iv) entering into significant merger or acquisition transactions outside of our banking operations. The loan agreement provides that if we fail to pay principal or interest when due, or we commit a breach of any of our other obligations or covenants in the loan agreement, or certain events occur that adversely affect us, then, unless we are able to cure such a breach, we will be deemed to be in default of the loan agreement and the lender will become entitled to require us to immediately pay in full the then principal amount of and all unpaid interest on the loan. If in any such event we fail to repay the loan and all accrued but unpaid interest, then the lender would become entitled to sell our FFB shares which we pledged as security for the loan in order to recover the amounts owed to it.

48

Delinquent Loans, Nonperforming Assets and Provision for Credit Losses

Loans are considered past due following the date when either interest or principal is contractually due and unpaid. Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans. Accrual of interest on loans is discontinued when reasonable doubt exists as to the full, timely collection of interest or principal and, generally, when a loan becomes contractually past due for ninety days or more with respect to principal or interest. The accrual of interest may be continued on a well-secured loan contractually past due ninety days or more with respect to principal or interest if the loan is in the process of collection or collection of the principal and interest is deemed probable. The following tables provide a summary of past due and nonaccrual loans as of:

	June 30, 2013
	Past Due				Total Past
(dollars in thousands)	30–59 Days	60-89 Days	90 Days or More	Nonaccrual	Due and Nonaccrual	Current	Total

Real estate loans:
Residential properties	$-	$-	$-	$1,820	$1,820	$558,201	$560,021
Commercial properties	-	-	1,696	1,193	2,889	141,892	144,781
Land	-	-	3,305	-	3,305	2,443	5,748
Commercial and industrial loans	419	121	73	91	704	71,370	72,074
Consumer loans	-	-	-	143	143	15,732	15,875
Total	$419	$121	$5,074	$3,247	$8,861	$789,638	$798,499

Percentage of total loans	0.05%	0.02%	0.64%	0.41%	1.11%

	December 31, 2012
	Past Due				Total Past
(dollars in thousands)	30–59 Days	60-89 Days	90 Days or More	Nonaccrual	Due and Nonaccrual	Current	Total

Real estate loans:
Residential properties	$-	$-	$-	$146	$146	$523,130	$523,276
Commercial properties	2,012	-	-	-	2,012	130,205	132,217
Land	-	-	3,169	524	3,693	3,882	7,575
Commercial and industrial loans	1,188	1,113	11	97	2,409	65,511	67,920
Consumer loans	-	147	-	-	147	12,438	12,585
Total	$3,200	$1,260	$3,180	$767	$8,407	$735,166	$743,573

Percentage of total loans	0.43%	0.17%	0.43%	0.10%	1.13%

As of December 31, 2011, $0.5 million of loans were 30 to 59 days past due, representing 0.10% of total loans outstanding. We did not have any loans over 60 days past due or any nonaccrual or any nonperforming loans at December 31, 2011.

The amount of delinquent loans and nonaccrual loans have increased as a result of the the loans acquired in the DCB Acquisition. As of June 30, 2013, of the $8.4 million in loans over 60 days past due and on nonaccrual, $6.9 million, or 82% were loans acquired in the DCB Acquisition.

49

The following is a breakdown of our loan portfolio by the risk category of loans as of the dates indicated:

(dollars in thousands)	Pass	Special Mention	Substandard	Impaired	Total
June 30, 2013:
Real estate loans:
Residential properties	$557,588	$-	$183	$2,250	$560,021
Commercial properties	139,187	1,193	4,170	231	144,781
Land	1,954	488	3,306	-	5,748
Commercial and industrial loans	66,289	517	2,141	3,127	72,074
Consumer loans	15,559	116	57	143	15,875
Total	$780,577	$2,314	$9,857	$5,751	$798,499

December 31, 2012:
Real estate loans:
Residential properties	$519,288	$-	$1,731	$2,257	$523,276
Commercial properties	127,803	-	4,414	-	132,217
Land	3,818	-	3,214	543	7,575
Commercial and industrial loans	62,000	889	2,295	2,736	67,920
Consumer loans	12,387	127	71	-	12,585
Total	$725,296	$1,016	$11,725	$5,536	$743,573

December 31, 2011:
Real estate loans:
Residential properties	$402,630	$291	$-	$2,358	$405,279
Commercial properties	75,542	-	-	-	75,542
Commercial and industrial loans	31,627	3,750	-	-	35,377
Consumer loans	7,860	152	-	-	8,012
Total	$517,659	$4,193	$-	$2,358	$524,210

As of June 30, 2013, $9.8 million of the loans classified as substandard and $0.6 million of the loans classified as impaired were loans acquired in the DCB Acquisition.

We consider a loan to be impaired when, based upon current information and events, we believe that it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan. We measure impairment using either the present value of the expected future cash flows discounted at the loan’s effective interest rate, or the fair value of the properties collateralizing the loan. Impairment losses are included in the allowance for loan losses through a charge to provision for loan losses. Adjustments to impairment losses due to changes in the fair value of the property collateralizing an impaired loan are considered in computing the provision for loan losses. Loans collectively reviewed for impairment include all loans except for loans which are individually reviewed based on specific criteria, such as delinquency, debt coverage, adequacy of collateral and condition of property collateralizing the loans. Impaired loans include nonaccrual loans (excluding those collectively reviewed for impairment), certain restructured loans and certain performing loans less than ninety days delinquent (“other impaired loans”) which we believe are not likely to be collected in accordance with contractual terms of the loans.

The scheduled maturities of the loans categorized as commercial and industrial loans and consumer loans as of December 31, 2012, is as follows: $60.2 million within one year; $9.0 million after one year through five years; and $11.3 million after five years. Of these loans with scheduled maturities after one year, $20.2 million had fixed rates and $0.1 million had adjustable rates.

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In 2012, we purchased loans, for which there was, as of the date of their acquisition, evidence of deterioration of credit quality since origination and it was probable that all contractually required payments would not be collected. The carrying amounts of these purchased credit impaired loans are as follows at June 30, 2013:

(dollars in thousands)
Outstanding principal balance:
Loans secured by real estate:
Residential properties - single family	$238
Commercial properties	5,552
Land	6,137
Total real estate loans	11,927
Commercial and industrial loans	2,563
Consumer loans	270
Total loans	14,760
Unaccreted discount on purchased credit impaired loans	(4,903)
Total	$9,857

The following table summarizes the activity in the Bank’s ALLL for the six months ended June 30:

(dollars in thousands)	Beginning Balance	Provision for Loan Losses	Charge-offs	Recoveries	Ending Balance
2013:
Real estate loans:
Residential properties	$4,355	$622	$-	$-	$4,977
Commercial properties	936	35	-	-	971
Commercial and industrial loans	2,841	710	(748)	-	2,803
Consumer loans	208	(59)	-	-	149
Total	$8,340	$1,308	$(748)	$-	$8,900

2012:
Real estate loans:
Residential properties	$3,984	$775	$-	$-	$4,759
Commercial properties	1,218	2	-	-	1,220
Commercial and industrial loans	1,104	283	-	-	1,387
Consumer loans	244	15	-	-	259
Total	$6,550	$1,075	$-	$-	$7,625

In the first six months of 2013, we charged off in full a commercial line of credit with an outstanding balance of $0.7 million. There were no loan charge-offs in the first six months of 2012.

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The following table summarizes the activity in the Bank’s ALLL for the years ended December 31:

(dollars in thousands)	Beginning Balance	Provision for Loan Losses	Charge-offs	Recoveries	Ending Balance
2012:
Real estate loans:
Residential properties	$3,984	$646	$(275)	$-	$4,355
Commercial properties	1,218	(282)	-	-	936
Commercial and industrial loans	1,104	1,737	-	-	2,841
Consumer loans	244	(36)	-	-	208
Total	$6,550	$2,065	$(275)	$-	$8,340

2011:
Real estate loans:
Residential properties	$2,185	$1,524	$-	$275	$3,984
Commercial properties	900	318	-	-	1,218
Commercial and industrial loans	955	381	(232)	-	1,104
Consumer loans	170	74	-	-	244
Total	$4,210	$2,297	$(232)	$275	$6,550

The amount of the ALLL is adjusted periodically by charges to operations (referred to in our income statement as the “provision for loan losses”) (i) to replenish the ALLL after it has been reduced due to loan write-downs or charge-offs, (ii) to reflect increases in the volume of outstanding loans, and (iii) to take account of changes in the risk of potential loan losses due to a deterioration in the condition of borrowers or in the value of property securing non–performing loans or adverse changes in economic conditions. The amounts of the provisions we make for loan losses are based on our estimate of losses in our loan portfolio. In estimating such losses, we use economic and loss migration models that are based on bank regulatory guidelines and industry standards, and our historical charge-off experience and loan delinquency rates, local and national economic conditions, a borrower’s ability to repay its borrowings, and the value of any property collateralizing the loan, as well as a number of subjective factors. However, these determinations involve judgments about changes and trends in current economic conditions and other events that can affect the ability of borrowers to meet their loan obligations to us and a weighting among the quantitative and qualitative factors we consider in determining the sufficiency of the ALLL. Moreover, the duration and anticipated effects of prevailing economic conditions or trends can be uncertain and can be affected by number of risks and circumstances that are outside of our control. If changes in economic or market conditions or unexpected subsequent events were to occur, or if changes were made to bank regulatory guidelines or industry standards that are used to assess the sufficiency of the ALLL, it could become necessary for us to incur additional, and possibly significant, charges to increase the ALLL, which would have the effect of reducing our income.

In addition, the FDIC and the DBO, as an integral part of their examination processes, periodically review the adequacy of our ALLL. These agencies may require us to make additional provisions for loan losses, over and above the provisions that we have already made, the effect of which would be to reduce our income.

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The following table presents the balance in the ALLL and the recorded investment in loans by impairment method as the dates indicated:

	June 30, 2013
					% of Loans	Unaccreted
					in each	Credit
	Evaluated for Impairment		Purchased		Category to	Component
(dollars in thousands)	Individually	Collectively	Impaired	Total	Total Loans	Other Loans

Allowance for loan losses:
Real estate loans:
Residential properties	$-	$4,977	$-	$4,977		$39
Commercial properties	-	971	-	971		471
Land	-	-	-	-		50
Commercial and industrial loans	1,889	914	-	2,803		180
Consumer loans	-	149	-	149		11
Total	$1,889	$7,011	$-	$8,900		$751
Loans:
Real estate loans:
Residential properties	$2,250	$557,588	$183	$560,021	70.2%	$3,716
Commercial properties	231	140,380	4,170	144,781	18.1%	31,373
Land	-	2,442	3,306	5,748	0.7%	2,493
Commercial and industrial loans	3,036	66,897	2,141	72,074	9.0%	12,211
Consumer loans	-	15,818	57	15,875	2.0%	171
Total	$5,517	$783,125	$9,857	$798,499	100.0%	$49,964

	December 31, 2012
					% of Loans	Unaccreted
					in each	Credit
	Evaluated for Impairment		Purchased		Category to	Component
(dollars in thousands)	Individually	Collectively	Impaired	Total	Total Loans	Other Loans

Allowance for loan losses:
Real estate loans:
Residential properties	$-	$4,355	$-	$4,355		$62
Commercial properties	-	936	-	936		617
Land	-	-	-	-		129
Commercial and industrial loans	1,536	1,305	-	2,841		302
Consumer loans	-	208	-	208		19
Total	$1,536	$6,804	$-	$8,340		$1,129
Loans:
Real estate loans:
Residential properties	$2,257	$519,288	$1,731	$523,276	70.4%	$5,121
Commercial properties	-	128,035	4,182	132,217	17.8%	39,862
Land	543	3,818	3,214	7,575	1.0%	4,521
Commercial and industrial loans	2,736	62,989	2,195	67,920	9.1%	16,512
Consumer loans	-	12,514	71	12,585	1.7%	324
Total	$5,536	$726,644	$11,393	$743,573	100.0%	$66,340

The column labeled “Unaccreted Credit Component Other Loans” represents the amount of unaccreted credit component discount for the other loans acquired in the DCB Acquisition, and the stated principal balance of the related loans. The discount is equal to 1.50% and 1.70% of the stated principal balance of these loans as of June 30, 2013 and December 31, 2012, respectively.

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	December 31, 2011
				% of Loans in
(dollars in thousands)	Evaluated for Impairment			each Category
	Individually	Collectively	Total	to Total Loans
Allowance for loan losses:
Real estate loans:
Residential properties	$-	$3,984	$3,984
Commercial properties	-	1,218	1,218
Commercial and industrial loans	-	1,104	1,104
Consumer loans	-	244	244
Total	$-	$6,550	$6,550

Loans:
Real estate loans:
Residential properties	$2,358	$402,921	$405,279	77.3%
Commercial properties	-	75,542	75,542	14.4%
Commercial and industrial loans	-	35,377	35,377	6.8%
Consumer loans	-	8,012	8,012	1.5%
Total	$2,358	$521,852	$524,210	100.0%

Liquidity

Liquidity management focuses on our ability to generate, on a timely and cost-effective basis, cash sufficient to meet the funding needs of current loan demand, deposit withdrawals, principal and interest payments with respect to outstanding borrowings and to pay operating expenses. Our liquidity management is both a daily and long-term function of funds management. Liquid assets are generally invested in marketable securities or held as cash at the FRB or other financial institutions.

We monitor our liquidity in accordance with guidelines established by our Board of Directors and applicable regulatory requirements. Our need for liquidity is affected by our loan activity, net changes in deposit levels and the maturities of our borrowings. The principal sources of our liquidity consist of deposits, loan interest and principal payments and prepayments, investment management and consulting fees, FHLB advances and proceeds from borrowings and sales of shares by FFI. The remaining balances of the Company’s lines of credit available to drawdown were $200.8 million at June 30, 2013.

Cash Flows Provided by Operating Activities. During the first six months of 2013, operating activities provided net cash of $5.2 million, comprised primarily of our net income of $2.9 million and $2.7 million of non-cash charges, including provisions for loan losses, REO losses and deferred taxes, stock based compensation expense and depreciation and amortization. In 2012, operating activities provided net cash of $8.4 million, comprised primarily of (i) net income of $5.8 million; (ii) $3.3 million of non-cash charges, including provision for loan losses, stock based compensation expense and depreciation and amortization, (iii) a $1.3 million net increase in other liabilities and other assets; partially offset by (iv) a 5.1 million non-cash deferred tax benefit recognized in our net income.

Cash Flows Used in Investing Activities. During the first six months of 2013, investing activities used net cash of $90.2 million, primarily to fund a $55.7 million net increase in loans and a $35.5 million increase in AFS securities. In 2012, investing activities used net cash of $86.0 million, primarily to fund a $129.9 million net increase in loans, which was partially offset by a $10.4 decrease net decrease in AFS securities and FHLB stock and $34.9 million of cash acquired in the DCB Acquisition.

Cash Flow Provided by Financing Activities. During the first six months of 2013, financing activities provided net cash of $62.2 million, consisting primarily of a net increase of $70.2 in deposits, partially offset by a net decrease of $8.6 million in borrowings. In 2012, financing activities provided net cash of $130.6 million, consisting primarily of a net increase of $116.0 million in deposits, a net increase of $9.0 million in borrowings, and $5.6 million from the sale of shares in a private offering.

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Ratio of Loans to Deposits. The relationship between gross loans and total deposits can provide a useful measure of a bank’s liquidity. Since repayment of loans tends to be less predictable than the maturity of investments and other liquid resources, the higher the loan-to-deposit ratio the less liquid are our assets. On the other hand, since we realize greater yields on loans than we do on other interest earning assets, a lower loan-to-deposit ratio can adversely affect interest income and earnings. As a result, our goal is to achieve a loan-to-deposit ratio that appropriately balances the requirements of liquidity and the need to generate a fair return on our assets. At June 30, 2013, December 31, 2012, and December 31, 2011, the loan-to-deposit ratios at the Bank were 108.6%, 112.4%, and 126.1%, respectively.

Off-Balance Sheet Arrangements

The following table provides the off-balance sheet arrangements of the Bank as of June 30, 2013:

(dollars in thousands)
Commitments to fund new loans	$26,647
Commitments to fund under existing loans, lines of credit	76,334
Commitments under letters of credit	1,652

Some of the commitments to fund existing loans, lines of credit and letters of credit are expected to expire without being drawn upon. FFFB is obligated on $46.0 million of letters of credit to the FHLB which are being used as collateral for public fund deposits, including $36.0 million of deposits from the State of California.

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Asset and Liability Management: Interest Rate Risk

Management of assets and liabilities in terms of rate, maturity and quality has an important effect on liquidity and net interest margin, with rate sensitivity being especially important. Rate sensitivity is determined by calculating the ratio of rate sensitive assets to rate sensitive liabilities. Rate sensitivity ratios that are close to one-to one tend to stabilize earnings and provide a bank with flexibility in managing liquidity. Rate sensitivity ratios in which rate sensitive assets exceed rate sensitive liabilities tend to produce an expanded net yield on interest-earning assets in rising interest rate environments and a reduced net yield on interest-earning assets in declining interest rate environments. Conversely, when rate sensitive liabilities exceed rate sensitive assets, the net yield on interest- earning assets generally declines in rising interest rate environments and increases in declining interest rate environments. However, because interest rates for different asset and liability products offered by depository institutions respond differently to changes in the interest rate environment, the interest sensitivity table set forth below is only a general indicator of our interest rate sensitivity. The following table sets forth the interest-earning assets and interest-bearing liabilities on the basis of when they reprice or mature and sets forth our rate sensitivity positions as of June 30, 2013:

(dollars in thousands)	Less than 1 year	From 1 to 3 Years	From 3 to 5 Years	Over 5 Years	Total

Interest-earnings assets:
Cash equivalents	$40,277	$-	$-	$-	$40,277
Securities, FHLB stock	10,118	5,264	4,387	27,329	47,098
Loans	157,709	119,503	313,839	207,448	798,499

Interest-bearing liabilities:
Deposits:
Interest-bearing checking	(164,217)	-	-	-	(164,217)
Money market and savings	(91,365)	-	-	-	(91,365)
Certificates of deposit	(243,703)	(35,514)	(40)	-	(279,257)

Borrowings	(91,438)	-	-	-	(91,438)

Net: Current Period	$(382,619)	$89,253	$318,186	$234,777	$259,597

Net: Cumulative	$(382,619)	$(293,366)	$24,820	$259,597

The cumulative positive total of $259.6 million reflects the funding provided by our noninterest-bearing deposits and equity. Because we had a $382.6 million net negative position at June 30, 2013 for the repricing period of less than one year, we would be adversely impacted by a short term increase in interest rates and would benefit from a short term decrease in interest rates.

However, the extent to which our net interest margin will be impacted by changes in prevailing interest rates will depend on a number of factors, including how quickly rate sensitive assets and liabilities react to interest rate changes. It is not uncommon for rates on certain assets or liabilities to lag behind changes in the market rates of interest. Additionally, prepayments of loans and early withdrawals of certificates of deposit could cause interest sensitivities to vary. As a result, the relationship or “gap” between interest sensitive assets and interest sensitive liabilities, as shown in the above table, is only a general indicator of interest rate sensitivity and the effect of changing rates of interest on our net interest income is likely to be different from that predicted solely on the basis of the interest rate sensitivity analysis set forth in the above table.

We monitor the level of interest rate risk and have various alternatives for managing and reducing the Bank’s exposure to interest rate risk, such as entering into hedges and obtaining long-term fixed rate FHLB advances. To date, we have not entered into any hedges or other derivative instruments for this or any other purpose and it is our policy not to use derivatives or other financial instruments for trading or other speculative purposes.

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Capital Resources and Dividends

Under federal banking regulations that apply to all United States based bank holding companies and federally insured banks, the Company (on a consolidated basis) and FFB (on a stand-alone basis) must meet specific capital adequacy requirements that, for the most part, involve quantitative measures, primarily in terms of the ratios of their capital to their assets, liabilities, and certain off-balance sheet items, calculated under regulatory accounting practices. Under those regulations, which are based primarily on those quantitative measures, each bank holding company must meet a minimum capital ratio and each federally insured bank is determined by its primary federal bank regulatory agency to come within one of the following capital adequacy categories on the basis of its capital ratios: (i) well capitalized; (ii) adequately capitalized; (iii) undercapitalized; (iv) significantly undercapitalized; or (v) critically undercapitalized.

Certain qualitative assessments also are made by a banking institution’s primary federal regulatory agency that could lead the agency to determine that the banking institution should be assigned to a lower capital category than the one indicated by the quantitative measures used to assess the institution’s capital adequacy. At each successive lower capital category, a banking institution is subject to greater operating restrictions and increased regulatory supervision by its federal bank regulatory agency.

The following table sets forth the capital and capital ratios of FFI (on a consolidated basis) and FFB (on a stand-alone basis) as of the respective dates indicated below, as compared to the respective regulatory requirements applicable to them:

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
(dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio

FFI (1)
June 30, 2013
Tier 1 leverage ratio	$76,737	8.69%	$35,306	4.00%
Tier 1 risk-based capital ratio	76,737	12.83%	23,933	4.00%
Total risk based capital ratio	84,238	14.08%	47,865	8.00%

December 31, 2012
Tier 1 leverage ratio	$72,909	9.19%	$31,730	4.00%
Tier 1 risk-based capital ratio	72,909	13.60%	21,446	4.00%
Total risk based capital ratio	79,636	14.85%	42,891	8.00%

BANK
June 30, 2013
Tier 1 leverage ratio	$75,695	8.62%	$35,129	4.00%	$43,911	5.00%
Tier 1 risk-based capital ratio	75,695	12.73%	23,784	4.00%	35,676	6.00%
Total risk based capital ratio	83,150	13.98%	47,569	8.00%	59,461	10.00%

December 31, 2012
Tier 1 leverage ratio	$67,515	8.56%	$31,563	4.00%	$39,454	5.00%
Tier 1 risk-based capital ratio	67,515	12.68%	21,292	4.00%	31,939	6.00%
Total risk based capital ratio	74,194	13.94%	42,585	8.00%	53,231	10.00%

December 31, 2011
Tier 1 leverage ratio	$44,037	8.03%	$21,944	4.00%	$27,429	5.00%
Tier 1 risk-based capital ratio	44,037	12,20%	14,434	4.00%	21,651	6.00%
Total risk based capital ratio	48,573	13.46%	28,868	8.00%	36,086	10.00%

(1)	FFI changed its registration from a savings and loan holding company to a bank holding company in July, 2012, at which time it became subject to the capital requirements set forth in this table.

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As of each of the dates set forth in the above table, the Company (on a consolidated basis) exceeded the minimum required capital ratios applicable to it and FFB (on a stand-alone basis) qualified as a well-capitalized depository institution, under the capital adequacy guidelines described above. As a condition of approval of the DCB Acquisition by the FDIC, the Bank is required to maintain a Tier 1 Leverage Ratio of 8.5% through August 15, 2014.

As of June 30, 2013, the amount of capital at the Bank in excess of amounts required for it to be categorized as a well capitalized depository institution for capital adequacy purposes was $31.8 million for the Tier 1 leverage ratio, $40.0 million for the Tier 1 risk-based capital ratio and $23.7 million for the total risk based capital ratio. There are no conditions or events that have occurred since June 30, 2013 which we believe have changed the Bank’s capital adequacy classification from that set forth in the above table.

During the first six months of 2013, and in 2012 and 2011, FFI made capital contributions to the Bank of $4.0 million, $5.3 million and $2.0 million, respectively. As of June 30, 2013, FFI had $7.8 million of available capital and, therefore, has the ability and financial resources to contribute additional capital to the Bank, if needed.

Due to the adoption in June 2013 of the Basel III capital guidelines by the FRB and the FDIC, effective beginning on January 1, 2015, FFI and the Bank will be required to meet higher and more stringent capital requirements than those that are currently applicable to them. For additional information regarding the Basel III capital rules, see “ITEM 1. BUSINESS - Supervision and Regulation – First Foundation Bank - New Basel III Capital Rules” above in this Form 10.

We did not pay dividends in 2012 or in 2011 and we have no plans to pay dividends at least for the foreseeable future. Instead, it is our intention to retain internally generated cash flow to support our growth. Moreover, the payment of dividends is subject to certain regulatory restrictions. For additional information regarding these restrictions, see “ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS” below in this Form 10. In addition, the agreement governing the term loan obtained by FFI in April 2013 provides that we must obtain the prior consent of the lender to pay dividends to our shareholders.

We had no material commitments for capital expenditures as of June 30, 2013.

ITEM 3.	PROPERTIES

Our headquarters offices are located at 18101 Von Karman Avenue, Suite 700, Irvine, California 92612. First Foundation Bank’s main office is located in Newport Beach, California. The Bank has six additional offices in Pasadena, West Los Angeles, Palm Desert, El Centro and San Diego, California and Las Vegas, Nevada. All of the Company’s offices and branch operations are held under non-cancelable operating leases that expire from 2015 through 2020.

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ITEM 4.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Set forth below is information, as of September 30, 2013, regarding the beneficial ownership of our common stock by (i) each person who we knew owned, beneficially, more than 5% of our outstanding shares, (ii) each director of the Company, (iii) and each of the Named Executive Officers of the Company, and (iv) all of our directors and Named Executive Officers as a group.

Name and Title	Number of Shares Beneficially Owned(1)(2)		Percent of Class(1)

Ulrich E. Keller, Jr., CFP, Chairman and CEO	1,382,751	(3)	18.4%
Scott F. Kavanaugh, Vice Chairman and President	580,001		7.6%
James Brakke, Director	49,567		*
Max Briggs, CFP, Director	19,787	(4)	*
Victoria Collins, Ph.D., CFP, Director	432,709	(5)	5.8%
Michael Criste, Director	14,159		*
Warren D. Fix, Director	51,167	(6)	*
Douglas K. Freeman, J.D., L.L.M., Director	118,980		1.6%
John Hakopian, Director	464,846		6.2%
Mitchell M. Rosenberg, Ph.D., Director	34,500		*
Coby Sonenshine, J.D., CFA, Director	39,500		*
Henri Tchen, Director	45,500		*
All Directors and Executive Officers as a Group (12 persons)	3,115,467	(7)	39.0%

*	Less than 1%
(1)	Under SEC rules a person is deemed to be the beneficial owner of (i) shares with respect to which that person has, either alone or with others, the power to vote or dispose of those shares; and (ii) shares which that person may acquire on exercise of options or other rights to purchase shares of our common stock at any time during a 60 day period which, for purposes of this table, will end on November 29, 2013. The number of shares subject to options that are exercisable or may become exercisable during that 60-day period are deemed outstanding for purposes of computing the number of shares beneficially owned by, and the percentage ownership of, the person holding such options, but not for computing the percentage ownership of any other stockholder named in this table. Except as otherwise noted below, we believe that the persons named in the table have sole voting and dispositive power with respect to all shares shown as beneficially owned by them, subject to community property laws where applicable.
(2)	Includes shares that may be acquired at any time within the 60 day period ending November 29, 2013 pursuant to the exercise of stock options. Shares subject to options are as follows: Mr. Keller – 82,166 shares; Mr. Kavanaugh – 233,334 shares; Mr. Brakke, Mr. Fix, Dr. Rosenberg and Mr. Sonenshine – 16,500 shares each; Dr. Collins – 45,500 shares; Mr. Freeman – 46,566 shares; Mr. Hakopian – 77,166 shares; Mr. Tchen – 20,500 shares; and All directors and executive officers as a Group – 815,564 shares.
(3)	Includes 100,000 shares beneficially owned by Mr. Keller’s wife, as to which he disclaims beneficial ownership.
(4)	Includes 3,000 shares beneficially owned by Mr. Brigg’s wife, as to which he disclaims beneficial ownership.
(5)	Includes 10,000 shares beneficially owned by Dr. Collins husband, as to which she disclaims beneficial ownership.
(6)	Includes 5,000 shares beneficially owned by Mr. Fix’s wife, as to which he disclaims beneficial ownership.
(7)	Does not include shares as to which any director or officer has disclaimed beneficial ownership.

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ITEM 5.	DIRECTORS AND MANAGEMENT

Set forth below are the names and ages of and biographical information for the directors and executive officers of First Foundation Inc. as of September 30, 2013:

Name	Age	Director Since	Positions with FFI

Ulrich E. Keller, Jr., CFP	57	2007	Chairman of the Board
Scott F. Kavanaugh	52	2007	Vice Chairman, Chief Executive Officer
James Brakke	71	2007	Director
Max Briggs, CFP	48	2012	Director
Victoria Collins, Ph.D., CFP	70	2007	Director
Michael Criste	70	2012	Director
Warren D. Fix	75	2007	Director
Douglas K. Freeman, J.D., L.L.M	67	2007	Director and Senior Managing Director of FFA
John Hakopian	45	2007	Director and President of FFA
Mitchell M. Rosenberg, Ph.D	59	2007	Director
Coby Sonenshine, J.D., CFA	42	2007	Director
Henri Tchen	66	2008	Director

Directors

Set forth below is information regarding the members of our Board of Directors.

Ulrich E. Keller, Jr., CFP. Since its formation in June, 2007, Mr. Keller has been the executive Chairman of the Company, and from June 2007 until December 2009, he also served as CEO of the Company. From 1990 until December 2009, Mr. Keller served as the CEO of FFA.

Scott F. Kavanaugh. Mr. Kavanaugh has been the Vice-Chairman of the Company since its formation in June 2007. Mr. Kavanaugh is, and since December 2009 has served as, the CEO of the Company, and from June 2007 until December 2009, he served as President and Chief Operating Officer of the Company. He also is, and since September 2007 has served as, the Chairman and CEO of FFB. Mr. Kavanaugh serves as Independent Trustee and Chairman of Audit Committee for all Highland Funds managed by Highland Capital Management, L.P. and Mr. Kavanaugh is a member of the Board of Directors of Colorado Federal Savings Bank.

James Brakke. Since 2001, Mr. Brakke has served as a Director and Executive Vice President for Dealer Protection Group, an insurance brokerage firm Mr. Brakke co-founded, which specializes in providing insurance products to the automobile industry. Since 2009, Mr. Brakke also serves as a salesperson at Brakke-Schafnitz Insurance Brokers, a commercial insurance brokerage and consulting firm that he co-founded, where from 1971 until 2009, he served as President and Chairman. Mr. Brakke also serves as a director at Maury Microwave Corporation and the Chairman of Advanced Wellness and Lasers.

Max Briggs, CFP. Mr. Briggs is a Certified Financial Planner and co-founder of FLC Capital Advisors, a Palm Desert-based wealth management firm, where he has served as President/CEO since 1996.

Victoria Collins, Ph.D., CFP. Dr. Collins served as an executive officer of FFA from 1990 to December, 2011, at which time she retired. She was an Executive Vice President of FFA until December 2009, at which time her title was changed to Senior Managing Director.

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Michael A. Criste. Mr. Criste, was a partner in the Palm Desert law firm of Criste, Pippin & Golds, LLP from January 1992 until his retirement in December 2005. Mr. Criste is a member of the California State Bar Association.

Warren D. Fix. Mr. Fix is, and since 1992 has been, a partner in The Contrarian Group, a business investment and management company. From 1995 to 2008 Mr. Fix also served in various management capacities and on the Board of Directors of WCH, Inc., formerly Candlewood Hotel Company. Mr. Fix also serves as a Director of Healthcare Trust of America, Clark Investment Group, Accel Networks and CT Realty.

Douglas K. Freeman, J.D., LL.M. Since February 2008 Mr. Freeman has served as an executive officer of either FFA or First Foundation Consulting (“FFC”), a wholly-owned subsidiary of First Foundation.

John Hakopian. Mr. Hakopian is, and since April 2009 has served as, President of FFA. From 1994 through April 2009, Mr. Hakopian served as an Executive Vice President and Co-Portfolio Manager of FFA.

Mitchell M. Rosenberg, Ph.D. Dr. Rosenberg is, and since 2005 has served as, President and founder of the consulting firm M.M. Rosenberg & Associates, which provides executive and organizational development services to technology companies, health care businesses and public entities. Dr. Rosenberg has over 15 years experience in the financial services industry, which includes directing human resource and organizational development functions for a number of large financial institutions.

Coby Sonenshine, J.D., CFA. Mr. Sonenshine is, and since 2012, has served as co-chief executive officer of Prell Restaurant Group, an operator of fast casual restaurants. From 2006 until 2012, Mr. Sonenshine served as the President and Chief Operating Officer of Professional Retirement Strategy, a retirement planning and entity risk management firm. Mr. Sonenshine serves on the Board of New Momentum, LLC, a software firm focusing on brand protection, anti-counterfeiting and channel integrity. Mr. Sonenshine holds the designation of Chartered Financial Analyst, and is a member of the California State Bar Association.

Henri Tchen. Mr. Tchen is, and since 1998 has served as a Principal for Synapse Capital, LLC, a financial management firm focused on investing and advising angel stage medical and high technology company start-ups. Mr. Tchen also serves on the Board of Advisors of Pacific Castle, an owner and operator of shopping centers based in Irvine, California and as a special mentor to the founders of Harbor Pacific Capital, a Silicon Valley-based venture capital firm.

There are no family relationships among any of FFI’s officers or directors.

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ITEM 6.	EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth the compensation earned during each of the years ended December 31, 2012 and 2011 by our Chief Executive Officer and the next two highest compensated executive officers whose aggregate cash compensation for services rendered to the Company in all capacities in 2012 exceeded $100,000. These officers are referred to as the “Named Executive Officers.”

Fiscal 2012 Summary Compensation Table

Name and Position	Year	Salary(1)		Bonus(2)	Stock Option Awards(3)	Total(4)

Ulrich E. Keller, Jr.,	2012	$450,000		$137,700	$-	$587,700
Executive Chairman of FFI and FFA	2011	450,000		100,200	122,800	673,000

Scott F. Kavanaugh,	2012	456,000	(4)	286,900	-	742,900
Chief Executive Officer of FFI and FFB,	2011	381,000	(4)	235,400	293,600	910,000
Vice Chairman of FFI

John Hakopian	2012	365,000		124,100	-	489,100
President of FFA	2011	332,400		74,000	146,800	533,200

(1)	Although Messrs. Keller, Kavanaugh and Hakopian are directors of the Company, they do not receive any fees or other compensation for their service as directors.
(2)	In 2012 and 2011, the Board of Directors established target bonus awards for each of the Named Executive Officers, the payment of which was made contingent on FFI generating earnings, before taxes and bonuses, of $9.7 million in 2012 and $8.1 million in 2011. In 2012, Messrs. Kavanaugh and Hakopian each received 100% of their target bonus awards and Mr. Keller received 90% of his target bonus award, and in 2011, each of Messrs. Keller, Kavanaugh and Hakopian received 100% of their respective target bonus awards, the respective amounts of which are set forth in this column.
(3)	The amounts shown for stock option awards represent the aggregate grant date fair value computed in accordance with FASB Accounting Standards Codification Topic No. 718, Compensation—Stock Compensation. The fair value of each option award is estimated on the date of grant using the Black-Scholes valuation model. For information regarding the calculation of the grant date fair value of stock options, refer to Note 12 of the Company’s financial statements included in Item 13 of this Form 10 registration statement. No stock options awards were granted to any of the Named Executive Officers in 2012.
(4)	Mr. Kavanaugh’s salary includes a $6,000 per year automobile allowance for use of his personal automobile on Company business.

In addition to the compensation set forth in the table above, each executive officer receives group health and life insurance benefits. Incidental job related benefits, including employer contributions under the Company’s 401k plan, totaled less than $10,000 for each of the Named Executive Officers in 2012 and 2011.

Employment Agreements

Each of our Named Executive Officers is employed under an employment agreement for a term ending on December 31, 2016. Set forth below are summaries of the terms of those employment agreements. These summaries are not intended to be complete and are qualified in their entirety by reference to the employment agreements themselves.

Material Terms of the Employment Agreements

Salaries. Each employment agreement provides for the payment of a base annual salary as follows: (i) Mr. Keller: $450,000; Mr. Kavanaugh: $450,000; and Mr. Hakopian: $365,000. Those salaries are subject to review and may be increased, but not reduced, by the Board of Directors in its discretion.

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Participation in Incentive Compensation and Employee Benefit Plans. Each of the employment agreements provides that the Named Executive Officer will be entitled to participate in any management bonus or incentive compensation plans adopted by the Board or its Compensation Committee and in any qualified or any other retirement plans, stock option or equity incentive plans, life, medical and disability insurance plans and other benefit plans which FFI and its subsidiaries may have in effect, from time to time, for all or most of its senior executives.

Termination and Severance Provisions. Each employment agreement provides that the Named Executive Officer’s employment may be terminated by the Company with or without cause or due to his death or disability or by the Named Executive Officer with or without good reason. In the event of a termination of the Named Executive Officer’s employment by the Company without cause or by the Named Executive Officer for good reason, the Company will become obligated to pay severance compensation to the Named Executive Officer in an amount equal to 12 months of his annual base salary or the aggregate annual base salary that would have been paid to the Named Executive Officer for the remainder of the term of his employment agreement if such remaining term is shorter than 12 months (the “Termination Benefits Period”). In addition, during the Termination Benefits Period or until the Named Executive Officer obtains employment with another employer that offers comparable health insurance benefits, whichever period is shorter, the Company will be obligated to continue to provide any group health plan benefits to the extent authorized by and consistent with 29 U.S.C. § 1161 et seq. (commonly known as “COBRA”), subject to payment of premiums by the Named Executive Officer at the active employee’s rate then in effect.

Change of Control Agreements

The Company also has entered into Change of Control Severance Agreements with each of its Named Executive Officers. Each of those agreements provides that if the Company undergoes a Change of Control (as defined in such Agreements) while the Named Executive Officer is still in the employ of the Company or one of its subsidiaries and, within the succeeding 12 months, the Named Executive Officer terminates his employment due to the occurrence of any one of four “Good Reason Events” then the Named Executive Officer will become entitled to receive the following severance compensation: (a) two times the sum of (i) his annual base salary as then in effect and (ii) the maximum bonus compensation that the Named Executive Officer could have earned under any bonus or incentive compensation plan in which he was then participating, if any; (b) acceleration of the vesting of any then unvested stock options or restricted stock held by the Named Executive Officer, and (c) continuation of health insurance benefits for a period that is the shorter of two years or until the Named Executive Officer obtains employment with another employer that offers comparable health insurance benefits. However, the Agreements provide that the severance compensation to which any Named Executive Officer would otherwise receive under his Change of Control Agreement may not, in the aggregate, equal or exceed the amount which would result in the imposition of an excise tax pursuant to Section 280G of the Internal Revenue Code (the “Code”). Each of these Change of Control Agreements also provides that the payment of severance compensation to a Named Executive Officer under such agreement will be in lieu of any severance compensation that the Named Executive Officer would otherwise have been entitled to receive under his employment agreement. Each Agreement also provides that the payment of severance compensation must comply with the applicable requirements of Section 409A of the Code.

The Good Reason Events consist of the following: (i) a reduction or adverse change of the Named Executive Officer’s authority; (ii) a material reduction in the Named Executive Officer’s salary; (iii) a relocation of the Named Executive Officer’s principal place of employment of more than 30 miles; or (iv) a material breach by the Company of its obligations under the Named Executive Officer’s employment agreement. However, each Change of Control Agreement provides that in order for a Named Executive Officer to become entitled to receive his severance compensation, he must give the Company written notice of his election to terminate his employment for Good Reason within 15 days of the date he is notified of the occurrence of the Good Reason Event. If the Named Executive Officer fails to provide such a notice within that 15-day period or if the Company rescinds the action taken that constituted the Good Reason Event following receipt of that notice, the Named Executive Officer will not become entitled and the Company will not be obligated to pay any severance compensation by reason of the occurrence of the Good Reason Event.

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A Change of Control Agreement will terminate in the event the Named Executive Officer’s employment is terminated by the Company for cause or due to his death or disability, or by the Named Executive Officer without Good Reason, irrespective of whether such termination occurs prior to or after the consummation of a Change of Control of the Company.

Equity Incentive Plans

Overview. The Board of Directors of FFI adopted and the FFI shareholders approved two equity incentive plans in 2007: the 2007 Equity Incentive Plan and the 2007 Management Stock Incentive (the “Equity Plans”). The Equity Plans authorize, in the issuance of up to 1,880,282 shares of common stock, in the aggregate, for the grant of stock options and restricted shares to officers, key employees, and non-employee directors of and consultants to FFI or any of its subsidiaries (“Plan Participants”). The purposes of the Equity Plans are (i) to enhance our ability to attract and retain the services of persons upon whose judgment, initiative and efforts the successful conduct and development of our business largely depends, (ii) to provide additional incentives to such persons to devote their utmost effort and skill to the advancement and betterment of FFI, by providing them an opportunity to participate in the ownership of FFI; and (iii) to better align the interests of management and key employees with those of the shareholders by giving Plan Participants an equity interest in the success and increased value of FFI.

Administration of the Equity Plans. The Equity Plans are administered by the Board of Directors or a Committee of the Board designated by it. The Equity Plans are currently administered by the Board of Directors.

Stock Options. The Equity Plans provide for the grant of incentive stock options (“ISOs”) under Section 422 of the Code, which can result in potentially favorable tax treatment to the optionee, and non-qualified stock options. The exercise price per share subject to an option may not be less than 100% of the fair market value of a share of FFI stock on the date of grant; except that with respect to any optionee who owns stock representing more than 10% of the voting power of all classes of stock of FFI, the exercise price per share subject to an ISO may not be less than 110% of the fair market value of a share of common stock on the date of grant. For purposes of the Equity Plans, the term “fair market value” means: (i) if FFI’s shares are listed on a stock exchange which reports closing sale prices, the closing sale price of its shares as reported by the principal exchange on which such shares are admitted or traded on the date as of which such value is being determined or, if there is no closing sale price for such date, on the next succeeding date for which a closing sale price is reported, (ii) if FFI’s shares are not listed on a stock exchange which reports closing sale prices, the average of the closing bid and ask prices for such a share of common stock in the over-the-counter market, or (iii) if the “fair market value” cannot be determined by either of these foregoing methods, then the “fair market value” shall be the value determined by the Board of Directors, on a good faith basis, using any reasonable method of valuation.

Restricted Stock. The Equity Plans provide for the outright grants of shares of our common stock, that are subject to possible forfeiture if the Participant does not remain in the service of FFI or any of its subsidiaries for specified periods of time or if FFI or the Participant does not achieve specified financial or other performance goals established by the Board of Directors at the time such shares of restricted stock are granted. At the time these shares (“Restricted Shares”) are granted, the administrator of the plan determines the purchase price or other consideration, if any, that will be payable by the Participant for the Restricted Shares; the vesting requirements that, if not satisfied, will result in forfeiture of some or all of the Restricted Shares back to FFI, and the restrictions that will be imposed on those Restricted Shares or the rights of the holder with respect to those Shares prior to the time they cease to be subject to the risk of forfeiture (that is, become “vested”). A holder of Restricted Shares will have the rights of a shareholder with respect to the Restricted Shares only to the extent and subject to the restrictions established by the Board of Directors at the time of grant, as set forth in a restricted stock agreement pursuant to which the shares of restricted stock are granted to the Participant. Unless the restrictions established by the Board of Directors provide otherwise, a holder of Restricted Shares will not be entitled to exercise voting rights with respect to such Restricted Shares or to receive any dividends that may be paid on the FFI’s outstanding shares of common stock. Subject to certain limited exceptions, Restricted Shares are not be transferable by the holder unless and until they become vested.

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Outstanding Equity Awards. The following table sets forth information regarding outstanding stock options held by each Named Executive Officer as of December 31, 2012, including the number of unexercised vested and unvested stock options. The vesting schedule for each option is shown following this table. None of the Named Executive Officers has been granted any restricted stock.

Outstanding Equity Awards at 2012 Fiscal Year End

	Option Awards(1)
			Exercise	Expiration
Name / Grant Date	Exercisable	Unexercisable	Price(2)	Date(3)
Ulrich E. Keller, Jr.
9/17/2007	40,500	-	$11.00	9/16/2017
1/27/2009	15,000	-	16.50	1/26/2019
10/25/2011	13,333	26,667	16.50	10/24/2021
Scott F. Kavanaugh
9/17/2007	160,000	-	10.00	9/16/2017
1/27/2009	20,000	-	15.00	1/26/2019
10/25/2011	26,666	53,334	15.00	10/24/2021
John Hakopian
9/17/2007	40,500	-	10.00	9/16/2017
1/27/2009	10,000	-	15.00	1/26/2019
10/25/2011	13,333	26,667	15.00	10/24/2021

(1)	Stock options granted to the Named Executive Officers generally vest over three years at the rate of 33⅓% of the options as of each anniversary of the date of grant, provided that the executive is still employed by the Company on that anniversary date.
(2)	In accordance with the Company’s Equity Plans, the exercise prices were equal to or greater than 100% of the fair market values of the Company’s shares as of the respective grant dates. The exercise prices of incentive options granted to Mr. Keller were equal to 110% of the fair market value of a share of common stock on the date of grant because Mr. Keller owns more than 10% of the outstanding common stock of the Company. Since no active market exists for the Company’s shares, in each instance the fair market value was determined by the Board of Directors based primarily on the prices at which the Company had most recently sold shares to investors who were not affiliated with any of the Company’s directors or executive officers.
(3)	The expiration date of each option award is 10 years from the date of its grant, subject to earlier termination on a cessation of service with the Company.

Director Compensation

Only non-employee Directors are entitled to receive compensation for service on the Board and Committees of the Board. In 2012, each non-employee member of the Board of Directors received compensation of $60,000 per year for such service. Directors did not receive any expense reimbursements for or in connection with their service on the Board or its Committees.

In addition, our non-employee directors are eligible to receive stock options and restricted stock grants under the Equity Plans. No stock options or shares of restricted stock were granted to non-employee directors in 2012. Stock options and shares of restricted stock granted to our non-employee directors generally vest over three years at the rate of 33⅓% of the options as of each anniversary of the date of grant, provided that the director is still a member of the Board on the vesting date.

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Outstanding Equity Awards. The following table sets forth information regarding outstanding stock options held by each non-employee Director as of December 31, 2012, including the number of unexercised vested and unvested stock options. The vesting schedule for each option is shown following this table.

Outstanding Equity Awards at 2012 Fiscal Year End

	Option Awards(1)				Stock Grants
			Exercise	Expiration		Vesting
Name / Grant Date	Exercisable	Unexercisable	Price(2)	Date(3)	Amount	Date

James Brakke
9/17/2007	15,000	-	$10.00	9/16/2017	-	-
1/27/2009	1,500	-	15.00	1/26/2019	-	-
1/27/2011	-	-	-	-	1,000	1/27/2013
Max Briggs
8/15/2012	5,000	10,000	15.00	8/14/2022	-	-
Victoria Collins
9/17/2007	40,500	-	$10.00	9/16/2017	-	-
1/27/2009	5,000	-	15.00	1/26/2019	-	-
Michael Criste
8/15/2012	5,000	10,000	15.00	8/14/2022	-	-
Warren D. Fix
9/17/2007	15,000	-	$10.00	9/16/2017	-	-
1/27/2009	1,500	-	15.00	1/26/2019	-	-
1/27/2011	-	-	-	-	1,000	1/27/2013
Douglas K. Freeman
2/8/2008	29,900	-	12.00	2/7/2018	-	-
10/25/2011	8,334	16,666	15.00	10/24/2021	-	-
Mitchell M. Rosenberg
9/17/2007	15,000	-	$10.00	9/16/2017	-	-
1/27/2009	1,500	-	15.00	1/26/2019	-	-
1/27/2011	-	-	-	-	1,000	1/27/2013
Coby Sonenshine
9/17/2007	15,000	-	$10.00	9/16/2017	-	-
1/27/2009	1,500	-	15.00	1/26/2019	-	-
1/27/2011	-	-	-	-	1,000	1/27/2013
Henri Tchen
9/17/2007	10,000	-	10.00	9/16/2017	-	-
7/22/2008	5,000	-	15.00	7/21/2018
1/27/2009	1,500	-	15.00	1/26/2019	-	-
1/27/2011	2,000	4,000	15.00	1/26/2021	-	-

(1)	Stock options granted to the directors generally vest over three years at the rate of 33⅓% of the options as of each anniversary of the date of grant, provided that the Director is still serving the Company on that anniversary date.
(2)	In accordance with the Company’s Equity Plans, the exercise prices of these options were equal to 100% of the fair market values of the Company’s shares as of the respective grant dates. Since no active market exists for the Company’s shares, in each instance the fair market value was determined by the Board of Directors based primarily on the prices at which the Company had most recently sold shares to investors who were not affiliated with any of the Company’s directors or executive officers.
(3)	The expiration date of each option award is 10 years from the date of its grant, subject to earlier termination on a cessation of service with the Company.

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ITEM 7.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Certain Relationships and Related Transactions

The Bank has had, and in the future may have, banking transactions in the ordinary course of its business with Directors, principal shareholders and their associates, including the making of loans to Directors and their associates. Such loans and other banking transactions were, and in the future will be, made on the same terms, including interest rates and collateral securing the loans, as those prevailing at the time for comparable transactions with persons of comparable creditworthiness who have no affiliation with the Company, the Bank or any other subsidiaries of the Company and will be made only if they do not involve more than the normal risk of collectability and do not present any other unfavorable features at the times the loans are made.

Director Independence

Our Board of Directors has determined that Messrs. Brakke, Briggs, Criste, Fix, Rosenberg, Sonenshine and Tchen, who comprise a majority of the members of the Board, are “independent directors” because they have not been employed by, nor have they received any compensation from, FFI or any of its subsidiaries, or DCB in the case of Messrs. Briggs and Criste, during the past three years, other than compensation for their services on the Board and on Board Committees.

ITEM 8.	LEGAL PROCEEDINGS

In the ordinary course of business, we are subject to claims, counter claims, suits and other litigation of the type that generally arise from the conduct of financial services businesses. We are not aware of any threatened or pending litigation that we expect will have a material adverse effect on our business operations, financial condition or results of operations.

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ITEM 9.	MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

As of September 30, 2013, there were 7,414,527 shares of our common stock outstanding and there were approximately 660 holders of record of those shares.

The Company will become a public reporting company, required to file periodic reports with the SEC, beginning on the effective date of this Form 10 registration statement. Under SEC rules, effective 90 days thereafter, shares of our common stock that have been owned for at least six months by persons who are not affiliates of the Company, will become eligible to sell those shares, without restrictions, pursuant to Rule 144 under the Securities Act. As a result, by the 90th day following the effectiveness of this Form 10 registration statement, a total of approximately 4.5 million of our outstanding shares will become eligible for resale, without restriction, pursuant to Rule 144. However, there is currently no established public trading market or publicly available quotations for our common stock and, because it is unlikely that an active public trading market will develop after this Form 10 registration statement becomes effective, it is not likely that shareholders will be able to readily sell their shares until such time, if any, that we are able to list our shares on a national securities exchange, such as the NASDAQ stock market.

Dividend Policy and Restrictions on the Payment of Dividends

We have not previously paid cash dividends on our common stock. It is our current intention to invest our cash flow and earnings in the growth of our businesses and, therefore, we have no plans to pay cash dividends for the foreseeable future.

Additionally, our ability to pay dividends to our shareholders are subject to the restrictions set forth in the California General Corporation Law (the “CGCL”). The CGCL provides that a corporation may pay a dividend to its shareholders if the amount of the corporation’s retained earnings immediately prior to the dividend, equals or exceeds the amount of the proposed dividend plus, if the corporation has shares of preferred stock outstanding, the amount of the unpaid accumulated dividends on those preferred shares. The CGCL further provides that, in the event that sufficient retained earnings are not available for the proposed dividend, a corporation may nevertheless pay a dividend to its shareholders if, immediately after the dividend, the value of its assets would equal or exceed the sum of its total liabilities plus, if the corporation has shares of preferred stock outstanding, the amount of the unpaid accumulated dividends on those preferred shares. In addition, since we are a bank holding company subject to regulation by the Federal Reserve Board, it may become necessary for us to obtain the approval of the FRB before we can pay cash dividends to our shareholders. In addition, the loan agreement governing our $7.5 million term loan requires us to obtain the prior approval of the lender for the payment by us of any dividends to our shareholders.

Cash dividends from our two wholly-owned subsidiaries, First Foundation Bank and First Foundation Advisors, represent the principal source of funds available to us, which we might use to pay cash dividends to our shareholders or for other corporate purposes. Since FFA is a California corporation, the same dividend payment restrictions, described above, that apply to us under the CGCL also apply to FFA. In addition the laws of the State of California, as they pertain to the payment of cash dividends by California state chartered banks, limit the amount of funds that FFB would be permitted to dividend to us more strictly than does the CGCL. In particular, under California law, cash dividends by a California state chartered bank may not exceed, in any calendar year, the lesser of (i) the sum of its net income for the year and its retained net income from the preceding two years (after deducting all dividends paid during the period), or (ii) the amount of its retained earnings.

Additionally, until September 2014, we are required to obtain prior approval from the FDIC before the Bank may pay any dividends. Also, because the payment of cash dividends has the effect of reducing capital, capital requirements imposed on the Bank by the DBO and the FDIC may operate, as a practical matter, to preclude the payment, or limit the amount of, cash dividends that might otherwise be permitted to be made under California law; and the DBO and the FDIC, as part of their supervisory powers, generally require insured banks to adopt dividend policies which limit the payment of cash dividends much more strictly than do applicable state laws.

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Restrictions on Intercompany Transactions

Sections 23A and 23B of the Federal Reserve Act, and the implementing regulations thereunder, limit transactions between a bank and its affiliates and limit a bank’s ability to transfer to its affiliates the benefits arising from the bank’s access to insured deposits, the payment system and the discount window and other benefits of the Federal Reserve System. Those Sections of the Act and the implementing regulations impose quantitative and qualitative limits on the ability of a bank to extend credit to, or engage in certain other transactions with, an affiliate (and a non-affiliate if an affiliate benefits from the transaction).

Securities Authorized for Issuance Under the Equity Plans

The following table provides information as of December 31, 2012, regarding the Company’s Equity Plans:

	Column (a)	Column (b)	Column (c)
Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights(1)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column(a))

Equity compensation plans approved by shareholders	1,423,965	$12.36	358,470
Equity compensation plans not approved by shareholders	-	-	-
Total	1,423,965	$12.36	358,470

(1)	Options are granted at an exercise price equal to or greater than the fair market value per share of our common stock on their respective dates of grant.

ITEM 10.	RECENT SALES OF UNREGISTERED SECURITIES

In the past three years, we issued the following securities in transactions that were not registered under the Securities Act of 1933, as amended (the “Securities Act”):

(a)	Sales of Common Stock:

•	Between January 1, 2010 and December 31, 2010, we sold an aggregate of 586,572 shares of our common stock to a total of 51 accredited investors at a price of $15.00 per share, generating gross proceeds to us of $8.8 million.
•	Between August 1, 2012 and March 31, 2013, we issued an aggregate of 413,172 shares of our common stock to a total of 45 accredited investors at a price of $15.00 per share, generating gross proceeds to us of $6.2 million.

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The sales of these shares were made in reliance on the exemptions from registration under Section 4(2) of, and Regulation D and Rule 506 promulgated under, the Securities Act. The sales were made solely to accredited investors exclusively by officers of FFI, for which they did not receive any compensation (other than reimbursement for out-of-pocket expenses in accordance with FFI’s expense reimbursement policies), and no general advertising or solicitations were employed in connection with the offer or sale of the shares. The purchasers of these shares represented their intention to acquire the shares for investment only, and not with a view to offer or sell any such shares in connection with any distribution of the shares, and appropriate restrictive legends were set forth in the stock purchase agreements entered into by the investors, and on the share certificates issued, in such transactions.

(b)	Grants of Stock Options and Restricted Stock:

•	During 2010, we granted options to purchase up to 104,000 shares of our common stock at an exercise price of $15.00 per share, and 11,000 shares of restricted stock.
•	During 2011, we granted options to purchase up to 317,500 shares of our common stock at an exercise price of $15.00 per share, and up to 40,000 shares of our common stock at an exercise price of $16.50 per share, and 18,000 shares of restricted stock.
•	During 2012, we granted options to purchase up to 70,000 shares of our common stock at an exercise price of $15.00 per share.
•	During the first eight months of 2013, we granted options to purchase up to 19,000 shares of our common stock at an exercise price of $15.00 per share, and up to 5,000 shares of our common stock at an exercise price of $18.00 per share and 6,666 shares of restricted stock.

The issuance of shares on exercise of options and the issuances of restricted shares were deemed to be exempt from registration under the Securities Act in reliance on either Section 4(2) of the Securities Act, including in some cases, Regulation D and Rule 506 promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The purchasers of securities in each such transaction represented their intention to acquire the shares for investment only and not with a view to offer or sell any such shares in connection with any distribution of the securities, and appropriate legends were affixed to the share certificates and instruments issued in such transactions.

(c)	Issuance of Shares in the DCB Acquisition:

On August 15, 2012, we completed the acquisition of Desert Commercial Bank (“DCB”), in which we issued a total of 815,447 shares of our common stock, valued at $15.00 per share, to the former DCB shareholders in exchange for their shares of DCB common stock. The terms of the DCB Acquisition, including the terms of the issuance of our shares in that Acquisition, were determined to be fair by the California Commissioner of Corporations following a fairness hearing held before the Commissioner pursuant to Section 25142 of the California Corporate Securities Law of 1968, as amended, and, therefore, the shares issued in the DCB Acquisition constitute “exempt securities” under Section 3(a)(10) of the Securities Act. In the case of shares that we issued in the DCB Acquisition to Affiliates of DCB, those Affiliates entered into agreements with us to comply with Rule 145 under the Securities Act in connection with any sales they might make of those shares and appropriate legends to that effect were affixed to the stock certificates evidencing those shares.

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ITEM 11.	DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED

We are a California corporation and our authorized capital stock consists of 20,000,000 shares of common stock, $0.001 par value, and 5,000,000 shares of preferred stock, $0.001 par value. As of September 30, 2013, a total of 7,414,527 shares of our common stock were issued and outstanding and no shares of preferred stock had been issued or were outstanding. We do not have any current plans to sell or issue any shares of preferred stock.

The following is a summary description of the material rights of and restrictions on our capital stock. This summary does not purport to be complete and is qualified in its entirety by reference to our Articles of Incorporation, as amended to date, a copy of which filed as an exhibit to this Form 10 registration statement.

Common Stock

Voting Rights. Holders of our common stock are entitled to one vote per share on all matters to be voted upon by shareholders, except that if any shareholder in attendance at a meeting of shareholders at which directors are to be elected announces, prior to the voting, an intention to cumulate votes in the election of directors, then all shareholders will be entitled to cumulate votes in that election. In an election of directors held by cumulative voting, each shareholder is entitled to cast a number of votes that is equal to the number of directors to be elected at the meeting, multiplied by the number of shares that the shareholder is entitled to vote at the meeting, and to cast all of those votes for a single nominee or to distribute those votes among any number or all of the nominees in such proportions as the shareholder may choose.

Dividend Rights. Subject to applicable law and any preferences that may be applicable to the holders of shares of preferred stock that may be outstanding , if any, the holders of common stock are entitled to receive such lawful dividends if, as and when declared by the board of directors.

Legal Restrictions on the Payment of Cash Dividends. California law imposes restrictions on the payment of cash dividends by California corporations, including a statutory restriction that, subject to an exception not relevant to us, permits a corporation to pay cash dividends only from and to the extent of its retained earnings. At December 31, 2012, we had retained earnings of $4.1 million. However, as a bank holding company, we are required to be a source of financial strength for our bank subsidiary and, therefore, we will not be permitted to pay dividends if, in the view of the Federal Reserve Board, our primary federal regulator, doing so would weaken our financial condition or capital resources. In addition, cash dividends from the Bank and FFA will constitute the principal sources of cash available to us to pay dividends to shareholders in the future. However, there also are statutory and regulatory restrictions on their ability to pay cash dividends to us. Therefore, dividend payment restrictions on the Bank and FFA may limit the amount of cash that we will have to pay dividends to shareholders. We do not plan to pay dividends for the foreseeable future as our current policy is to retain earnings to support growth. For additional information regarding restrictions on our ability to pay dividends, see Item 9 above.

Rights upon Dissolution. In the event of liquidation, dissolution or winding up of the Company, subject to the rights of the holders of the then outstanding shares of preferred stock, if any, the holders of our common stock will be entitled to receive all of our assets remaining after satisfaction of all our liabilities and the payment of any liquidation preference of any outstanding preferred stock. There are no redemption or sinking fund provisions applicable to our common stock.

Other than the rights described above, the holders of common stock have no preemptive, subscription, redemption, sinking fund or conversion rights and are not subject to further calls or assessments. The rights of holders of common stock will be subject to the rights of any series of preferred stock which we may issue in the future.

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Preferred Stock

The Company’s Board of Directors has the authority, without further action by the shareholders, to issue up to an aggregate of 5,000,000 shares of preferred stock in one or more series, and to fix the rights, preferences and privileges of such shares, including voting rights, terms of redemption, redemption prices, liquidation preference and number of shares constituting and the designation of any series of preferred stock. The availability of shares of preferred stock for future issuance by action of the Board of Directors is intended to provide us with the flexibility to take advantage of opportunities to raise additional capital through the issuance of shares that address competitive conditions in the securities markets. The rights of the holders our common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that we may issue in the future. Although we presently have no plans to do so, the Board of Directors, without stockholder approval, may issue preferred stock with voting or conversion rights which could adversely affect the voting power of the holders of our common stock. This provision may be deemed to have a potential anti-takeover effect, because the issuance of such preferred stock may delay or prevent a change of control of the Company. Furthermore, shares of preferred stock, if any are issued, may have other rights, including economic rights, senior to our common stock, and, as a result, the issuance thereof could depress the market prices of the common stock.

ITEM 12.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

We are incorporated under the laws of the State of California. Section 317 of the California General Corporation Law provides that a California corporation may indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. Section 317 of the California General Corporation Law further authorizes a corporation to purchase and maintain insurance on behalf of any indemnified person against any liability asserted against and incurred by such person in any indemnified capacity, or arising out of such person's status as such, regardless of whether the corporation would otherwise have the power to indemnify such person under the California General Corporation Law.

Section 204(a)(10) of the California General Corporation Law permits a corporation to provide in its articles of incorporation that a director of the corporation shall not be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duties as a director, except for liability for any:

•	breach of a director’s duty of loyalty to the corporation or its shareholders;
•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
•	unlawful payment of dividends or redemption of shares; or
•	transaction from which the director derives an improper personal benefit.

Our articles of incorporation authorize us to, and our bylaws provide that we must, indemnify our directors and officers to the fullest extent authorized by the California General Corporation Law and also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under this section or otherwise.

As permitted by the California General Corporation Law, we have entered into indemnification agreements with each of our directors and certain of our officers. These agreements require us to indemnify these individuals to the fullest extent permitted under California law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

We have an insurance policy covering our officers and directors with respect to certain liabilities, including liabilities arising under the Securities Act of 1933, as amended, or otherwise.

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ITEM 13.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The Consolidated Financial Statements and Supplementary Data of First Foundation Inc. commence at page F-1 of this Form 10 registration statement and an index thereto is included in Item 15.

ITEM 14.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

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ITEM 15.	FINANCIAL STATEMENTS AND EXHIBITS

(a) The following financial statements are filed as part of this Form 10 registration statement:

Page
Unaudited Pro Forma Combined Statements

Unaudited Pro Forma Combined Statement of Operations for the Year Ended December 31, 2011	F-1

First Foundation Inc. June 30, 2013 Financial Statements (Unaudited)

Consolidated Balance Sheets: June 30, 2013 (Unaudited) and December 31, 2012	F-3
Consolidated Statements of Operations (Unaudited): Quarters and Six Months Ended June 30, 2013 and 2012	F-4
Consolidated Statements of Changes in Shareholders’ Equity (Unaudited): Six Months Ended June 30, 2013 and 2012	F-5
Consolidated Statements of Cash Flows (Unaudited): Six Months Ended June 30, 2013 and 2012	F-6
Notes to the Consolidated Financial Statements	F-7

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Unaudited Pro Forma Combined Statement of Operations:

Year Ended December 31, 2011

Set forth below is an unaudited pro forma combined statement of operations which sets forth, on a pro forma basis, what the operating results of FFI might have been for the year ended December 31, 2011 (subject to the adjustments and assumptions set forth on the following page), assuming that the acquisition of DCB had been consummated on January 1, 2011, rather than on August 15, 2012, which was the actual date of acquisition. This unaudited pro forma combined statement of operations sets forth and is based on the consolidated statement of operations of FFI and the statement of operations of DCB, in each case for the year ended December 31, 2011.

The unaudited pro forma combined statement of operations for the year ended December 31, 2011 is presented for illustrative purposes only and does not purport to represent what FFI’s operating results would have been if the DCB Acquisition had been consummated on January 1, 2011. The unaudited pro forma combined statement of operations and the accompanying notes thereto should be read in conjunction with the historical financial statements of FFI and DCB that follow.

Unaudited Pro Forma Combined Statements of Operations

Year Ended December 31, 2011

(In thousands, except share and per share data)	First Foundation Inc.	Desert Commercial Bank	Pro Forma Adjustments	Pro Forma Combined

Interest income:
Loans	$22,864	$7,231	$-	$30,095
Securities	135	376	-	511
Fed funds sold and interest-bearing deposits	23	60	-	83
Total interest income	23,022	7,667	-	30,689

Interest expense:
Deposits	2,791	1,190	-	3,981
Borrowings	90	-	-	90
Total interest expense	2,881	1,190	-	4,071

Net interest income	20,141	6,477	-	26,618

Provision for loan losses	2,297	1,518	-	3,815

Net interest income after provision for loan losses	17,844	4,959	-	22,803

Noninterest income:
Asset management, consulting and other fees	13,211	-	-	13,211
Other income	4,489	209	-	4,698
Total noninterest income	17,700	209	-	17,909

Noninterest expense:
Compensation and benefits(1)	18,079	3,427	(1,800)	19,706
Occupancy and depreciation(2)	3,027	1,146	(200)	3,973
Professional services and marketing costs(3)	2,597	688	(640)	2,645
Other expenses(4)	2,743	1,820	(394)	4,169
Total noninterest expense	26,446	7,081	(3,034)	30,493

Income (loss) before taxes on income	9,098	(1,913)	3,034	10,219
Taxes on income	-	1	(1)	-
Net income (loss)	$9,098	$(1,914)	$3,035	$10,219

Net income (loss) per share:
Basic	$1.48	$(0.48)		$1.46
Diluted	1.42	(0.48)		1.41
Shares used in computation:
Basic	6,164,283	833,504		6,997,787
Diluted	6,393,713	833,504		7,227,217

F-1

Unaudited Pro Forma Combined Statement of Operations:

Year Ended December 31, 2011

Pro Forma Adjustments

The unaudited pro forma combined statement of operations for the year ended December 31, 2011 has been prepared on the assumption that the DCB Acquisition was consummated on January 1, 2011 and gives pro forma effect to the issuance by FFI of a total of 815,447 shares of its common stock in exchange for the outstanding shares of DCB common stock and the payment of cash by FFI in exchange for the cancellation of DCB’s “in-the-money” options, as of that date. For purposes of calculating the unaudited pro forma combined basic and diluted income per share for the year ended December 31, 2011, we used the exchange ratio that was used to determine the number of FFI shares issued in the DCB Acquisition, which was 0.20807 of a share of FFI common stock for each outstanding share of DCB common stock. As a result, the unaudited pro forma combined statement of operations gives effect to the increases in the historical basic and diluted weighted average numbers of FFI shares outstanding for the year ended December 31, 2011 by applying that exchange ratio to the historical basic and diluted weighted average numbers of DCB shares outstanding for the year ended December 31, 2011. A reconciliation of the historical diluted weighted average number of FFI shares outstanding to the pro forma average follows:

Year Ended December 31, 2011

First Foundation historical average diluted shares	6,393,713
Desert Commercial shares (1)	833,504
Pro forma average diluted shares	7,227,217

(1)	Represents Desert Commercial’s historical averages for the year ended December 31, 2011, of 4,005,881 shares, respectively, in each case multiplied by the actual exchange ratio of 0.20807.

Pro Forma Adjustments to Unaudited Pro Forma Combined Statements of Operations

(1)	Adjustments to compensation and benefits: These pro forma adjustments are related to the anticipated reductions in staffing resulting from the consolidation of the operations of Desert Commercial with and into First Foundation Bank.

(2)	Adjustments to occupancy and depreciation: These pro forma adjustments are related to the elimination of the core data processing system at Desert Commercial.

(3)	Adjustments to professional services and marketing costs: These pro forma adjustments are related to the elimination or reduction of redundant costs related to audit, consulting and legal services.

(4)	Adjustments to other expenses: These pro forma adjustments are related to the reduction of FDIC insurance costs assessed on the basis of Desert Commercial’s deposits, and the elimination of redundant insurance costs.

F-2

FIRST FOUNDATION INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share amounts)

	June 30, 2013 (Unaudited)	December 31, 2012
ASSETS

Cash and cash equivalents	$40,277	$63,108
Securities available for sale (“AFS”)	39,619	5,813

Loans, net of deferred fees	798,606	743,627
Allowance for loan losses (“ALLL”)	(8,900)	(8,340)
Net loans	789,706	735,287

Deferred taxes	10,398	10,055
Investment in Federal Home Loan Bank (“FHLB”) stock	6,780	8,500
Premises and equipment, net	2,649	2,384
Real estate owned (“REO”)	375	650
Other assets	4,844	4,712
Total Assets	$894,648	$830,509

LIABILITIES AND SHAREHOLDERS’ EQUITY

Liabilities:
Deposits	$719,931	$649,741
Borrowings	91,438	100,000
Accounts payable and other liabilities	6,883	7,188
Total Liabilities	818,252	756,929

Commitments and contingencies	-	-

Shareholders’ Equity
Common Stock, par value $.001: 20,000,000 shares authorized; 7,414,527 and 7,366,126 shares issued and outstanding at June 30, 2013 and December 31, 2012, respectively	8	7
Additional paid-in capital	70,308	69,434
Retained earnings	7,049	4,139
Accumulated other comprehensive income (loss), net of tax	(969)	-
Total Shareholders’ Equity	76,396	73,580

Total Liabilities and Shareholders’ Equity	$894,648	$830,509

(See accompanying notes to the consolidated financial statements)

F-3

FIRST FOUNDATION INC.

CONSOLIDATED STATEMENTS OF OPERATIONS - UNAUDITED

(In thousands, except share and per share amounts)

	Six Months Ended June 30,
	2013	2012
Interest income:
Loans	$19,003	$13,573
Securities	176	115
Fed funds sold and interest-bearing deposits	175	29
Total interest income	19,354	13,717

Interest expense:
Deposits	1,547	1,349
Borrowings	127	116
Total interest expense	1,674	1,465

Net interest income	17,680	12,252

Provision for loan losses	1,308	1,075

Net interest income after provision for loan losses	16,372	11,177

Noninterest income:
Asset management, consulting and other fees	8,911	7,326
Other income	832	519
Total noninterest income	9,743	7,845

Noninterest expense:
Compensation and benefits	14,265	10,865
Occupancy and depreciation	2,842	2,101
Professional services and marketing costs	2,031	1,302
Other expenses	2,283	1,456
Total noninterest expense	21,421	15,724

Income before taxes on income	4,694	3,298
Taxes on income	1,784	1,220
Net income	$2,910	$2,078

Other comprehensive income (loss):
Change in unrealized gain (loss) on securities	(969)	14
Comprehensive income	$1,941	$2,092

Net income per share:
Basic	$0.39	$0.34
Diluted	0.38	0.32
Shares used to compute net income per share:
Basic	7,395,699	6,173,565
Diluted	7,674,211	6,400,902

(See accompanying notes to the consolidated financial statements)

F-4

FIRST FOUNDATION INC.

CONSOLIDATED STATEMENTS OF CHANGES

IN SHAREHOLDERS’ EQUITY - UNAUDITED

(In thousands, except share and per share amounts)

	Number of Shares	Amount	Additional Paid-in Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total

Balance: December 31, 2011	6,166,574	$6	$50,867	$(1,662)	$(14)	$49,197

Net income	-	-	-	2,078	-	2,078

Other comprehensive loss	-	-	-	-	14	14

Issuance of restricted stock	9,667	-	-	-	-	-

Stock-based compensation	-	-	349	-	-	349

Balance: June 30, 2012	6,176,241	$6	$51,216	$416	$-	$51,638

Balance: December 31, 2012	7,366,126	$7	$69,434	$4,139	$-	$73,580

Net income	-	-	-	2,910	-	2,910

Other comprehensive income	-	-	-	-	(969)	(969)

Issuance of restricted stock	9,667	-	-	-	-	-

Issuance of common stock	38,734	1	581	-	-	582

Stock-based compensation	-	-	293	-	-	293

Balance: June 30, 2013	7,414,527	$8	$70,308	$7,049	$(969)	$76,396

(See accompanying notes to the consolidated financial statements)

F-5

FIRST FOUNDATION INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS - UNAUDITED

(In thousands)

	For the Six Months Ended June 30,
	2013	2012
Cash Flows from Operating Activities:
Net income	$2,910	$2,078
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	1,308	1,075
Stock–based compensation expense	293	349
Depreciation and amortization	449	239
Deferred tax provision	359	(462)
Provision for REO losses	250	-
Increase in other assets	(105)	(533)
Decrease in accounts payable and other liabilities	(280)	(403)
Net cash provided by operating activities	5,184	2,343

Cash Flows from Investing Activities:
Net increase in loans	(55,727)	(70,101)
Purchase of AFS securities	(41,145)	(10,000)
Proceeds from sale, collection of principal - AFS securities	5,641	-
Redemption (purchase) of FHLB stock, net	1,720	(4,376)
Purchase of premises and equipment	(714)	(225)
Net cash used in investing activities	(90,225)	(84,702)

Cash Flows from Financing Activities:
Increase in deposits	70,190	63,316
Net increase (decrease) in borrowings	(8,562)	106,000
Proceeds from the sale of stock, net	582	-
Net cash provided by financing activities	62,210	169,316

Increase (decrease) in cash and cash equivalents	(22,831)	86,957
Cash and cash equivalents at beginning of year	63,108	10,098
Cash and cash equivalents at end of period	$40,277	$97,055

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest	$1,569	$1,478
Income taxes	$2,190	$1,425
Noncash transactions:
Chargeoffs against allowance for loans losses	$748	$-

(See accompanying notes to the consolidated financial statements)

F-6

FIRST FOUNDATION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Quarter Ended June 30, 2013 - UNAUDITED

NOTE 1: BASIS OF PRESENTATION

The consolidated financial statements include First Foundation Inc. (“FFI”) and its wholly owned subsidiaries: First Foundation Advisors (“FFA”), First Foundation Bank (“FFB” or the “Bank”) and First Foundation Insurance Services (“FFIS”), a wholly owned subsidiary of FFB (collectively referred to as the “Company”). All inter-company balances and transactions have been eliminated in consolidation. The results of operations reflect any interim adjustments, all of which are of a normal recurring nature and which, in the opinion of management, are necessary for a fair presentation of the results for the interim period presented. The results for the 2013 interim periods are not necessarily indicative of the results expected for the full year.

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and prevailing practices within the banking industry. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates.

The accompanying unaudited consolidated financial statements include all information and footnotes required for interim financial statement presentation. The financial information provided herein is written with the presumption that the users of the interim financial statements have read, or have access to, the most recent Annual Report which contains the latest available audited consolidated financial statements and notes thereto, as of December 31, 2012.

Certain reclassifications have been made to the prior year consolidated financial statements to conform to the 2013 presentation.

NOTE 2: SECURITIES

The following table provides a summary of the Company’s AFS securities portfolio as of:

	June 30, 2013
(dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

US Treasury security	$300	$-	$-	$300
FNMA and FHLB Agency notes	10,495	-	(496)	9,999
Agency mortgage-backed securities	30,495	-	(1,175)	29,320
Total	$41,290	$-	$(1,671)	$39,619

	December 31, 2012
(dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

US Treasury security	$300	$-	$-	$300
FNMA and FHLB Agency notes	5,513	-	-	5,513
Total	$5,813	$-	$-	$5,813

F-7

FIRST FOUNDATION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Quarter Ended June 30, 2013 - UNAUDITED

The US Treasury Securities are pledged as collateral to the State of California to meet regulatory requirements related to the Bank’s trust operations.

The scheduled maturity of AFS securities and the related weighted average yield is as follows as of June 30, 2013:

(dollars in thousands)	Less than 1 Year	1 Through 5 years	5 Through 10 Years	After 10 Years	Total

US Treasury security	$-	$300	$-	$-	$300
FNMA and FHLB Agency notes	-	-	10,495	-	10,495
Agency mortgage-backed securities	749	3,573	5,257	20,916	30,495
Total	$749	$3,873	$15,752	$20,916	$41,290
Weighted average rate	2.29%	2.13%	1.95%	2.29%	2.15%

NOTE 3: LOANS

Loans: The following table provides a breakdown of our loan portfolio as of:

(dollars in thousands)	June 30, 2013	December 31, 2012
Outstanding principal balance:
Loans secured by real estate:
Residential properties:
Multifamily	$373,485	$367,412
Single family	186,536	155,864
Total real estate loans secured by residential properties	560,021	523,276
Commercial properties	144,781	132,217
Land	5,748	7,575
Total real estate loans	710,550	663,068
Commercial and industrial loans	72,074	67,920
Consumer loans	15,875	12,585
Total loans	798,499	743,573
Premiums, discounts and deferred fees and expenses	107	54
Total	$798,606	$743,627

The principal balances shown above are net of $5.3 million and $6.3 million of unaccreted discount related to loans acquired in a merger, as of June 30, 2013 and December 31, 2012, respectively.

F-8

FIRST FOUNDATION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Quarter Ended June 30, 2013 - UNAUDITED

Loans are considered past due following the date when either interest or principal is contractually due and unpaid. The following tables provide a summary of past due and nonaccrual loans as of:

	June 30, 2013
	Past Due				Total Past
(dollars in thousands)	30–59 Days	60-89 Days	90 Days or More	Nonaccrual	Due and Nonaccrual	Current	Total

Real estate loans:
Residential properties	$-	$-	$-	$1,820	$1,820	$558,201	$560,021
Commercial properties	-	-	1,696	1,193	2,889	141,892	144,781
Land	-	-	3,305	-	3,305	2,443	5,748
Commercial and industrial loans	419	121	73	91	704	71,370	72,074
Consumer loans	-	-	-	143	143	15,732	15,875
Total	$419	$121	$5,074	$3,247	$8,861	$789,638	$798,499

Percentage of total loans	0.05%	0.02%	0.64%	0.41%	1.11%

	December 31, 2012
	Past Due				Total Past
(dollars in thousands)	30–59 Days	60-89 Days	90 Days or More	Nonaccrual	Due and Nonaccrual	Current	Total

Real estate loans:
Residential properties	$-	$-	$-	$146	$146	$523,130	$523,276
Commercial properties	2,012	-	-	-	2,012	130,205	132,217
Land	-	-	3,169	524	3,693	3,882	7,575
Commercial and industrial loans	1,188	1,113	11	97	2,409	65,511	67,920
Consumer loans	-	147	-	-	147	12,438	12,585
Total	$3,200	$1,260	$3,180	$767	$8,407	$735,166	$743,573

Percentage of total loans	0.43%	0.17%	0.43%	0.10%	1.13%

The level of delinquent loans and nonaccrual loans have been adversely impacted by the loans acquired in an acquisition. As of June 30, 2013, of the $8.4 million in loans over 60 days past due and on nonaccrual, $6.9 million, or 82% were loans acquired in an acquisition.

F-9

FIRST FOUNDATION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Quarter Ended June 30, 2013 - UNAUDITED

NOTE 4: ALLOWANCE FOR LOAN LOSSES

The following table summarizes the activity in our allowance for loan losses (“ALLL”) for the Bank for the six months ended June 30:

(dollars in thousands)	Beginning Balance	Provision for Loan Losses	Charge-offs	Recoveries	Ending Balance
2013:
Real estate loans:
Residential properties	$4,355	$622	$-	$-	$4,977
Commercial properties	936	35	-	-	971
Commercial and industrial loans	2,841	710	(748)	-	2,803
Consumer loans	208	(59)	-	-	149
Total	$8,340	$1,308	$(748)	$-	$8,900

2012:
Real estate loans:
Residential properties	$3,984	$775	$-	$-	$4,759
Commercial properties	1,218	2	-	-	1,220
Commercial and industrial loans	1,104	283	-	-	1,387
Consumer loans	244	15	-	-	259
Total	$6,550	$1,075	$-	$-	$7,625

In the first six months of 2013, the Bank charged off in full a commercial line of credit with an outstanding balance of $0.7 million. There were no charge-offs in the first six months of 2012.

F-10

FIRST FOUNDATION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Quarter Ended June 30, 2013 - UNAUDITED

The following table presents the balance in the ALLL and the recorded investment in loans by impairment method as the dates indicated:

	June 30, 2013
	Evaluated for Impairment		Purchased		% of Loans in each Category to	Unaccreted Credit Component
(dollars in thousands)	Individually	Collectively	Impaired	Total	Total Loans	Other Loans

Allowance for loan losses:
Real estate loans:
Residential properties	$-	$4,977	$-	$4,977		$39
Commercial properties	-	971	-	971		471
Land	-	-	-	-		50
Commercial and industrial loans	1,889	914	-	2,803		180
Consumer loans	-	149	-	149		11
Total	$1,889	$7,011	$-	$8,900		$751
Loans:
Real estate loans:
Residential properties	$2,250	$557,588	$183	$560,021	70.2%	$3,716
Commercial properties	231	140,380	4,170	144,781	18.1%	31,373
Land	-	2,442	3,306	5,748	0.7%	2,493
Commercial and industrial loans	3,036	66,897	2,141	72,074	9.0%	12,211
Consumer loans	-	15,818	57	15,875	2.0%	171
Total	$5,517	$783,125	$9,857	$798,499	100.0%	$49,964

	December 31, 2012
	Evaluated for Impairment		Purchased		% of Loans in each Category to	Unaccreted Credit Component
(dollars in thousands)	Individually	Collectively	Impaired	Total	Total Loans	Other Loans

Allowance for loan losses:
Real estate loans:
Residential properties	$-	$4,355	$-	$4,355		$62
Commercial properties	-	936	-	936		617
Land	-	-	-	-		129
Commercial and industrial loans	1,536	1,305	-	2,841		302
Consumer loans	-	208	-	208		19
Total	$1,536	$6,804	$-	$8,340		$1,129
Loans:
Real estate loans:
Residential properties	$2,257	$519,288	$1,731	$523,276	70.4%	$5,121
Commercial properties	-	128,035	4,182	132,217	17.8%	39,862
Land	543	3,818	3,214	7,575	1.0%	4,521
Commercial and industrial loans	2,736	62,989	2,195	67,920	9.1%	16,512
Consumer loans	-	12,514	71	12,585	1.7%	324
Total	$5,536	$726,644	$11,393	$743,573	100.0%	$66,340

F-11

FIRST FOUNDATION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Quarter Ended June 30, 2013 - UNAUDITED

The column labeled “Unaccreted Credit Component Other Loans” represents the amount of unaccreted credit component discount for the other loans acquired in an acquisition, and the stated principal balance of the related loans. The discount is equal to 1.50% and 1.70% of the stated principal balance of these loans as of June 30, 2013 and December 31, 2012, respectively.

Based on the most recent analysis performed, the risk category of loans by class of loans is as follows as of:

(dollars in thousands)	Pass	Special Mention	Substandard	Impaired	Total

June 30, 2013:
Real estate loans:
Residential properties	$557,588	$-	$183	$2,250	$560,021
Commercial properties	139,187	1,193	4,170	231	144,781
Land	1,954	488	3,306	-	5,748
Commercial and industrial loans	66,289	517	2,141	3,127	72,074
Consumer loans	15,559	116	57	143	15,875
Total	$780,577	$2,314	$9,857	$5,751	$798,499

December 31, 2012:
Real estate loans:
Residential properties	$519,288	$-	$1,731	$2,257	$523,276
Commercial properties	127,803	-	4,414	-	132,217
Land	3,818	-	3,214	543	7,575
Commercial and industrial loans	62,000	889	2,295	2,736	67,920
Consumer loans	12,387	127	71	-	12,585
Total	$725,296	$1,016	$11,725	$5,536	$743,573

NOTE 5: DEPOSITS

The following table summarizes the outstanding balance of deposits and average rates paid thereon as of:

	June 30, 2013		December 31, 2012
(dollars in thousands)	Amount	Weighted Average Rate	Amount	Weighted Average Rate

Demand deposits:
Noninterest-bearing	$185,092	-	$131,827	-
Interest-bearing	164,217	0.501%	103,085	0.558%
Money market and savings	91,365	0.378%	91,278	0.488%
Certificates of deposits	279,257	0.693%	323,551	0.732%
Total	$719,931	0.431%	$649,741	0.522%

F-12

FIRST FOUNDATION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Quarter Ended June 30, 2013 - UNAUDITED

At June 30, 2013, certificates of deposits of $100,000 or more totaled $260.4 million, $228.6 million mature within one year and $31.8 million mature after one year. Of the $18.9 million of certificates of deposit of less than $100,000, $15.5 million mature within one year and $3.4 million mature after one year. At December 31, 2012, certificates of deposits of $100,000 or more totaled $303.6 million, $271.4 million mature within one year and $32.2 million mature after one year. Of the $20.0 million of certificates of deposit of less than $100,000, $16.3 million mature within one year and $3.7 million mature after one year.

NOTE 6: BORROWINGS

Borrowings: At June 30, 2013, our borrowings consisted of $84.0 million of overnight FHLB advances and a $7.4 million note payable by FFI. At December 31, 2012, the $100.0 million of borrowings consisted solely of FHLB advances. These FHLB advances were paid in full in the early part of July 2013 and in the early part of January 2013, respectively. Because the Bank utilizes overnight borrowings, the balance of outstanding borrowings fluctuates on a daily basis. During the first six months of 2013, the average balance of overnight FHLB advances was $68.8 million.

In the second quarter of 2013, FFI entered into a term loan note agreement to borrow $7.5 million. This note bears interest at a rate of ninety day Libor plus 4.0% per annum. The term of the loan is five years. The loan agreement requires us to make monthly payments of principal and interest, the amounts of which are determined on the basis of a 10 year amortization schedule, with a final payment of the unpaid principal balance, in the amount of approximately $3.8 million, plus accrued but unpaid interest, at the maturity date of the loan in May 2018. We have the right, in our discretion, to prepay the loan at any time in whole or, from time to time, in part, without any penalties or premium. We are required to meet certain financial covenants during the term of the loan. As security for our repayment of the loan, we pledged all of the common stock of the Bank to the lender.

NOTE 7: SHAREHOLDERS’ EQUITY

During the first six months of 2013, 38,734 shares of common stock were sold by FFI under a supplemental private placement in exchange for $0.6 million.

F-13

FIRST FOUNDATION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Quarter Ended June 30, 2013 - UNAUDITED

NOTE 8: EARNINGS PER SHARE

Basic earnings per share excludes dilution and is computed by dividing net income or loss available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if contracts to issue common stock were exercised or converted into common stock that would then share in earnings. The following table sets forth the Company’s unaudited earnings per share calculations for the periods indicated:

	Six Months Ended June 30, 2013		Six Months Ended June 30, 2012
(dollars in thousands)	Basic	Diluted	Basic	Diluted

Net income	$2,910	$2,910	$2,078	$2,078

Basic common shares outstanding	7,395,699	7,395,699	6,173,565	6,173,565
Effect of options and restricted stock		278,512		227,337
Diluted common shares outstanding		7,674,211		6,400,902

Earnings per share	$0.39	$0.38	$0.34	$0.32

Based on a weighted average basis, options to purchase 312,194 and 559,153 shares of common stock were excluded for the six months ended June 30, 2013 and 2012, respectively, because their effect would have been anti-dilutive.

F-14

INDEPENDENT AUDITOR’S REPORT

Board of Directors and Shareholders of

First Foundation Inc. and Subsidiaries

We have audited the accompanying consolidated financial statements of First Foundation Inc. and Subsidiaries, which are comprised of the consolidated balance sheets as of December 31, 2012 and 2011, and the related consolidated statements of income and comprehensive income, changes in shareholders' equity and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Foundation Inc. and Subsidiaries as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Laguna Hills, California

February 28, 2013

25231 Paseo De Alicia, Suite 100   Laguna Hills, CA 92653   Tel: 949.768.0833   Fax: 949.768.8408   www.vtdcpa.com

FRESNO • LAGUNA HILLS • PALO ALTO • PLEASANTON • RANCHO CUCAMONGA • SACRAMENTO • RIVERSIDE

F-15

FIRST FOUNDATION INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share amounts)

	December 31,
	2012	2011
ASSETS

Cash and cash equivalents	$63,108	$10,098
Securities available for sale (“AFS”)	5,813	10,186

Loans, net of deferred fees	743,627	524,103
Allowance for loan losses	(8,340)	(6,550)
Net loans	735,287	517,553

Premises and equipment, net	2,384	1,231
Investment in FHLB stock	8,500	4,883
Deferred taxes	10,055	4,656
Real estate owned (“REO”)	650	-
Other assets	4,712	2,977
Total Assets	$830,509	$551,584

LIABILITIES AND SHAREHOLDERS’ EQUITY

Liabilities:
Deposits	$649,741	$406,826
Borrowings	100,000	91,000
Accounts payable and other liabilities	7,188	4,561
Total Liabilities	756,929	502,387

Commitments and contingencies	-	-

Shareholders’ Equity
Common Stock, par value $.001: 20,000,000 shares authorized; 7,366,126 and 6,166,574 shares issued and outstanding at December 31, 2012 and December 31, 2011, respectively	7	6
Additional paid-in-capital	69,434	50,867
Retained earnings (deficit)	4,139	(1,662)
Accumulated other comprehensive income, net of tax	-	(14)
Total Shareholders’ Equity	73,580	49,197

Total Liabilities and Shareholders’ Equity	$830,509	$551,584

(See accompanying notes to the consolidated financial statements)

F-16

FIRST FOUNDATION INC.

CONSOLIDATED STATEMENTS OF INCOME

AND COMPREHENSIVE INCOME

(In thousands, except share and per share amounts)

	For the Year Ended December 31,
	2012	2011
Interest income:
Loans	$30,552	$22,864
Securities	193	135
Fed funds sold and interest-bearing deposits	129	23
Total interest income	30,874	23,022

Interest expense:
Deposits	2,918	2,791
Borrowings	227	90
Total interest expense	3,145	2,881

Net interest income	27,729	20,141

Provision for loan losses	2,065	2,297

Net interest income after provision for loan losses	25,664	17,844

Noninterest income:
Asset management, consulting and other fees	15,469	13,211
Other income	1,151	4,489
Total noninterest income	16,620	17,700

Noninterest expense:
Compensation and benefits	23,267	18,079
Occupancy and depreciation	5,068	3,027
Professional services and marketing costs	2,720	2,597
Other expenses	3,421	2,743
Total noninterest expense	34,476	26,446

Income before taxes on income	7,808	9,098
Taxes on income	2,007	-
Net income	$5,801	$9,098

Other comprehensive income, net of tax:
Unrealized holding gains on securities arising during the period	14	44
Comprehensive income	$5,815	$9,142

Net income per share:
Basic	$0.88	$1.48
Diluted	$0.85	$1.42
Shares used in computation:
Basic	6,603,533	6,164,283
Diluted	6,831,955	6,393,713

(See accompanying notes to the consolidated financial statements)

F-17

FIRST FOUNDATION INC.

CONSOLIDATED STATEMENTS OF CHANGES

IN SHAREHOLDERS’ EQUITY

(In thousands, except share and per share amounts)

					Accumulated
	Common Stock			Retained	Other
	Number		Additional	Earnings	Comprehensive
	of Shares	Amount	Paid-in-Capital	(Deficit)	Income (Loss)	Total

Balance: December 31, 2010	6,145,407	$6	$50,219	$(10,760)	$(58)	$39,407

Net income	-	-	-	9,098	-	9,098

Other comprehensive income	-	-	-	-	44	44

Issuance of restricted stock	21,167	-	-	-	-	-

Stock-based compensation	-	-	648	-	-	648

Balance: December 31, 2011	6,166,574	6	50,867	(1,662)	(14)	49,197

Net income	-	-	-	5,801	-	5,801

Other comprehensive income	-	-	-	-	14	14

Issuance of restricted stock	9,667	-	-	-	-	-

Issuance of common stock
Under merger agreement	815,447	1	12,230	-	-	12,231
Capital raise	374,438	-	5,617	-	-	5,617

Stock-based compensation	-	-	720	-	-	720

Balance: December 31, 2012	7,366,126	$7	$69,434	$4,139	$-	$73,580

(See accompanying notes to the consolidated financial statements)

F-18

FIRST FOUNDATION INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the Year Ended December 31,
	2012	2011

Cash Flows from Operating Activities:
Net income	$5,801	$9,098
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	2,065	2,297
Gain on sale of REO	-	(3,695)
Stock–based compensation expense	720	648
Depreciation and amortization	591	339
Deferred tax benefit	(2,051)	(3,545)
Increase in other assets	(1,078)	(688)
Increase in accounts payable and other liabilities	2,378	424
Net cash provided by operating activities	8,426	4,878

Cash Flows from Investing Activities:
Net increase in loans	(129,899)	(187,155)
Purchase of AFS securities	(19,100)	(10,200)
Maturity / sale of AFS securities	32,486	10,200
Cash from acquisition	34,891	-
Purchase of FHLB stock	(3,029)	(1,123)
Purchase of premises and equipment	(1,370)	(982)
Recovery of allowance for loan losses	-	275
Proceeds from sale of REO	-	3,695
Net cash used in investing activities	(86,021)	(185,290)

Cash Flows from Financing Activities:
Increase in deposits	115,988	123,556
Net increase in borrowings	9,000	11,000
Proceeds from the sale of stock, net	5,617	-
Net cash provided by financing activities	130,605	134,556

Increase (decrease) in cash and cash equivalents	53,010	(45,856)
Cash and cash equivalents at beginning of year	10,098	55,954
Cash and cash equivalents at end of year	$63,108	$10,098

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest	$3,032	$2,928
Income taxes	$2,475	$4,709
Noncash transactions:
Chargeoffs against allowance for loans losses	$275	$232
Transfer from loans to REO	$225	$-

(See accompanying notes to the consolidated financial statements)

F-19

FIRST FOUNDATION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2012 and 2011

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

First Foundation Inc. (“FFI”) is a financial holding company whose operations are conducted through its wholly owned subsidiaries: First Foundation Advisors (“FFA”) and First Foundation Bank (“FFB” or the “Bank”). In July, 2011, First Foundation Insurance Services (“FFIS”), a wholly owned subsidiary of FFB, began operations. FFI also has two inactive wholly owned subsidiaries, First Foundation Consulting (“FFC”) and First Foundation Advisors, LLC (“FFA LLC”). In addition, FFA has set up a limited liability company, which is not included in these consolidated financial statements, as a private investment fund to provide an investment vehicle for its clients. The corporate headquarters for all of the companies is located in Irvine, California.

FFA, established in 1985 and incorporated in the State of California, began operating in 1990 as a fee based registered investment advisor. FFA provides (i) investment management and financial planning services for individuals, retirement plans, charitable institutions and private foundations; (ii) provides financial, investment and economic advisory and related services to high-net-worth individuals and their families, family businesses, and other organizations (including public and closely-held corporations, family and private charitable organizations); and (iii) provides support services involving the processing and transmission of financial and economic data for charitable organizations. At the end of 2012, these services were provided to approximately 1,100 clients, primarily located in Southern California, with an aggregate of $2.2 billion of assets under management.

The Bank commenced operations in 2007 and currently operates primarily in Southern California. The Bank’s main branch office is located at 2600 Michelson, Suite 140, Irvine, California 92612. The Bank also has branch offices in Palm Desert, Pasadena, El Centro, West Los Angeles and San Diego. The Bank offers a wide range of deposit instruments including personal and business checking and savings accounts, including interest-bearing negotiable order of withdrawal (“NOW”) accounts, money market accounts, and time certificates of deposit (“CD”) accounts. As a lender, the Bank originates, and retains for its portfolio, loans secured by real estate and commercial loans. Over 90% of the Bank’s loans are to clients located in California. The Bank also offers a wide range of specialized services including trust services, on-line banking, remote deposit capture, merchant credit card services, ATM cards, Visa debit cards, business sweep accounts, and through FFIS, insurance brokerage services. Effective in the second quarter of 2012, the Bank changed its charter to a state non-member bank and it is now is subject to continued examination by the California Department of Financial Institutions and Federal Deposit Insurance Corporation.

On August 15, 2012, the Company completed the acquisition of Desert Commercial Bank (“DCB”). As a result of this acquisition (the “Merger”), the assets, liabilities and operations of DCB were transferred to FFB. In addition, DCB ceased to exist as a separate legal entity.

At December 31, 2012, the Company employed 154.5 full-time equivalent employees.

Subsequent Events

The Company has evaluated subsequent events for recognition and disclosure through February 28, 2013, which is the date the financial statements were available to be issued.

F-20

FIRST FOUNDATION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2012 and 2011

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All inter-company balances and transactions have been eliminated in consolidation. The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and prevailing practices within the banking industry. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates.

Reclassifications

Certain amounts in the 2011 consolidated financial statements have been reclassified to conform to the 2012 presentation.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash, due from banks, certificates of deposits with maturities of less than ninety days, investment securities with original maturities of less than ninety days, money market mutual funds and Federal funds sold. At times, the Bank maintains cash at major financial institutions in excess of Federal Deposit Insurance Corporation (“FDIC”) insured limits. However, as the Bank places these deposits with major well-capitalized financial institutions and monitors the financial condition of these institutions, management believes the risk of loss to be minimal. The Bank maintains most of its excess cash at the Federal Reserve Bank, with well capitalized correspondent banks or with other depository institutions at amounts less than the FDIC insured limits. At December 31, 2012, included in cash and cash equivalents were $44.3 million in funds held at the Federal Reserve Bank.

Banking regulations require that banks maintain a percentage of their deposits as reserves in cash or on deposit with the Federal Reserve Bank. The Bank was in compliance with its reserve requirements as of December 31, 2012.

Certificates of Deposit

From time to time, the Company may invest funds with other financial institutions through certificates of deposit. Certificates of deposit with maturities of less than ninety days are included as cash and cash equivalents. Certificates of deposit are carried at cost.

Investment Securities

Investment securities for which the Company has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity. Investments not classified as trading securities nor as held-to-maturity securities are classified as available-for-sale securities and recorded at fair value. Unrealized gains or losses on available-for-sale securities are excluded from net income and reported as an amount net of taxes as a separate component of other comprehensive income included in stockholders’ equity. Premiums or discounts on held-to-maturity and available-for-sale securities are amortized or accreted into income using the interest method.

F-21

FIRST FOUNDATION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2012 and 2011

Realized gains or losses on sales of held-to-maturity or available-for-sale securities are recorded using the specific identification method. Declines in the fair value of individual held-to-maturity and available-for-sale securities below their cost that are considered other-than-temporary impairment (“OTTI”) result in write-downs of the individual securities to their fair value. The credit component of any OTTI related write-downs is charged against earnings.

Management evaluates securities for OTTI at least on a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation. For securities in an unrealized loss position, management considers the extent and duration of the unrealized loss, and the financial condition and near-term prospects of the issuer. Management also assesses whether it intends to sell, or it is more likely than not that it will be required to sell, a security in an unrealized loss position before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the entire difference between amortized cost and fair value is recognized as impairment through earnings. For debt securities that do not meet the aforementioned criteria, the amount of impairment is split into two components as follows; OTTI related to credit loss, which must be recognized in the income statement and; OTTI related to other factors, which is recognized in other comprehensive income. The credit loss is defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis. For equity securities, the entire amount of impairment is recognized through earnings.

Loan Origination Fees and Costs

Net loan origination fees and direct costs associated with lending are deferred and amortized to interest income as an adjustment to yield over the respective lives of the loans using the interest method. The amortization of deferred fees and costs is discontinued on loans that are placed on nonaccrual status. When a loan is paid off, any unamortized net loan origination fees are recognized in interest income.

Allowance for Loan Losses

The allowance for loan losses is a valuation allowance for probable incurred credit losses. Provisions for loan losses are charged to operations based on management’s evaluation of the estimated losses in its loan portfolio. The major factors considered in evaluating losses are historical charge-off experience, delinquency rates, local and national economic conditions, the borrower’s ability to repay the loan and timing of repayments, and the value of any related collateral. Management’s estimate of fair value of the collateral considers current and anticipated future real estate market conditions, thereby causing these estimates to be particularly susceptible to changes that could result in a material adjustment to results of operations in the future. Recovery of the carrying value of such loans and related real estate is dependent, to a great extent, on economic, operating and other conditions that may be beyond the Bank’s control.

The Bank’s primary regulatory agencies periodically review the allowance for loan losses and such agencies may require the Bank to recognize additions to the allowance based on information and factors available to them at the time of their examinations. Accordingly, no assurance can be given that the Bank will not recognize additional provisions for loan losses with respect to its loan portfolio.

The allowance consists of specific and general reserves. Specific reserves relate to loans that are individually classified as impaired. Loan losses are charged against the allowance when management believes a loan balance is uncollectible. Subsequent recoveries, if any, are credited to the allowance. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged off.

F-22

FIRST FOUNDATION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2012 and 2011

The Bank considers a loan to be impaired when, based upon current information and events, it believes it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement. The Bank bases the measurement of loan impairment using either the present value of the expected future cash flows discounted at the loan’s effective interest rate, or the fair value of the loan’s collateral properties. Impairment losses are included in the allowance for loan losses through a charge to provision for loan losses. Adjustments to impairment losses due to changes in the fair value of impaired loans’ collateral properties are included in the provision for loan losses. The Bank’s impaired loans include nonaccrual loans (excluding those collectively reviewed for impairment), certain restructured loans and certain performing loans less than ninety days delinquent (“other impaired loans”) that the Bank believes will likely not be collected in accordance with contractual terms of the loans. Loans, for which the terms have been modified resulting in a concession, and for which the borrower is experiencing financial difficulties, are generally considered troubled debt restructurings and classified as impaired.

Commercial loans and loans secured by multifamily and commercial real estate are individually evaluated for impairment. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan’s existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Large groups of smaller balance homogeneous loans, such as consumer and residential real estate loans, are collectively evaluated for impairment, and accordingly, they are not separately identified for impairment disclosures.

Troubled debt restructurings are separately identified for impairment disclosures and are measured at the present value of estimated future cash flows using the loan’s effective rate at inception. If a troubled debt restructuring is considered to be a collateral dependent loan, the loan is reported, net, at the fair value of the collateral. For troubled debt restructurings that subsequently default, the Bank determines the amount of reserve in accordance with the accounting policy for the allowance for loan losses.

General reserves cover non-impaired loans and are based on historical loss rates for each portfolio segment, adjusted for the effects of qualitative or environmental factors that are likely to cause estimated credit losses as of the evaluation date to differ from the portfolio segment’s historical loss experience. Because the Bank is relatively new and has not experienced any meaningful amount of losses in any of its current portfolio segments, the Bank calculates the historical loss rates on industry data, specifically loss rates published by the FDIC. Qualitative factors include consideration of the following: changes in lending policies and procedures; changes in economic conditions, changes in the nature and volume of the portfolio; changes in the experience, ability and depth of lending management and other relevant staff; changes in the volume and severity of past due, nonaccrual and other adversely graded loans; changes in the loan review system; changes in the value of the underlying collateral for collateral-dependent loans; concentrations of credit and the effect of other external factors such as competition and legal and regulatory requirements.

Portfolio segments identified by the Bank include loans secured by residential real estate, including multifamily and single family properties, loans secured by commercial real estate, commercial and industrial loans and consumer loans. Relevant risk characteristics for these portfolio segments generally include debt service coverage, loan-to-value ratios and financial performance on non-consumer loans and debt-to income, collateral type and loan-to-value ratios for consumer loans.

Financial Instruments

In the ordinary course of business, the Bank has entered into off-balance sheet financial instruments consisting of commitments to extend credit, commercial letters of credit, and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

F-23

FIRST FOUNDATION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2012 and 2011

Real Estate Owned

Real estate owned (REO) represents the collateral acquired through foreclosure in full or partial satisfaction of the related loan. REO is recorded at the fair value less estimated selling costs at the date of foreclosure. Any write-down at the date of transfer is charged to the allowance for loan losses. The recognition of gains or losses on sales of REO is dependent upon various factors relating to the nature of the property being sold and the terms of sale. REO values are reviewed on an ongoing basis and any decline in value is recognized as foreclosed asset expense in the current period. The net operating results from these assets are included in the current period in noninterest expense as foreclosed asset expense (income).

In 2011, FFB reached a settlement agreement with the bank who sold us the two participation loans that were foreclosed on and became REO properties. As a result of the settlement FFB transferred the REO properties to the other bank and recognized a $3.7 million gain on sale of REO in 2011. This gain on sale of REO is included in other noninterest income in the consolidated financial statements.

Premises and Equipment

Premises and equipment are stated at cost, less accumulated depreciation and amortization, which is charged to expense on a straight-line basis over the estimated useful lives of 3 to 10 years. Premises under leasehold improvements are amortized on a straight-line basis over the term of the lease or the estimated useful life of the improvements, whichever is shorter. Expenditures for major renewals and betterments of premises and equipment are capitalized and those for maintenance and repairs are charged to expense as incurred. A valuation allowance is established for any impaired long-lived assets. The Company did not have impaired long-lived assets as of December 31, 2012 or 2011.

Federal Home Loan Bank Stock

As a member of the Federal Home Loan Bank (“FHLB”), the Bank is required to purchase FHLB stock in accordance with its advances, securities and deposit agreement. This stock, which is carried at cost, may be redeemed at par value. However, there are substantial restrictions regarding redemption and the Bank can only receive a full redemption in connection with the Bank surrendering its FHLB membership. At December 31, 2012, the Bank held $8.5 million of FHLB stock. The Company does not believe that this stock is currently impaired and no adjustments to its carrying value have been recorded.

Revenue Recognition

Interest on Loans: Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans. Accrual of interest on loans is discontinued when reasonable doubt exists as to the full, timely collection of interest or principal and, generally, when a loan becomes contractually past due for ninety days or more with respect to principal or interest. The accrual of interest may be continued on a well-secured loan contractually past due ninety days or more with respect to principal or interest if the loan is in the process of collection or collection of the principal and interest is deemed probable.

F-24

FIRST FOUNDATION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2012 and 2011

When a loan is placed on nonaccrual status, all interest previously accrued but not collected is reversed against current period income. Interest on such loans is then recognized only to the extent that cash is received and where the future collection of principal is probable. Accrual of interest is resumed on loans only when, in the judgment of management, the loan is estimated to be fully collectible. The Bank continues to accrue interest on restructured loans since full payment of principal and interest is expected and such loans are performing or less than ninety days delinquent and, therefore, do not meet the criteria for nonaccrual status. Restructured loans that have been placed on nonaccrual status are returned to accrual status when the remaining loan balance, net of any charge-offs related to the restructure, is estimated to be fully collectible by management and performing in accordance with the applicable loan terms.

Other Fees: Asset management fees are billed on a monthly or quarterly basis based on the amount of assets under management and the applicable contractual fee percentage. Asset management fees are recognized as revenue in the period in which they are billed and earned. Financial planning fees are due and billed at the completion of the planning project and are recognized as revenue at that time.

Stock-Based Compensation

The Company recognizes the cost of employee services received in exchange for awards of stock options, or other equity instruments, based on the grant-date fair value of those awards. This cost is recognized over the period, which an employee is required to provide services in exchange for the award, generally the vesting period. A Black-Scholes model is utilized to estimate the fair value of stock options, while the market price of the Company’s common stock at the date of grant is used for stock awards.

Marketing Costs

The Company expenses marketing costs, including advertising, in the period incurred.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. A valuation allowance is established if it is “more likely than not” that all or a portion of the deferred tax asset will not be realized.

The tax effects from an uncertain tax position can be recognized in the financial statements only if, based on its merits, the position is more likely than not to be sustained on audit by the taxing authorities. Interest and penalties related to uncertain tax positions are recorded as part of income tax expense.

Comprehensive Income

Comprehensive income consists of net income and other comprehensive income. Changes in unrealized gains and losses on available-for-sale securities is the only component of other comprehensive income for the Company.

F-25

FIRST FOUNDATION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2012 and 2011

Earnings Per Share (“EPS”)

Basic earnings per share represents income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflect additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate to outstanding stock options and restricted stock, and are determined using the treasury stock method.

Fair Value Measurement

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Current accounting guidance establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The guidance describes three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect an entity’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The Company measures the fair value of its available-for-sale securities on a recurring basis by referring to quoted prices (Level 1). The Company measures the fair value of REO on a non-recurring basis using third party appraisals of the property (Level 3). In cases where the carrying amount exceeds the fair value, less costs to sell, an impairment loss is recognized.

New Accounting Pronouncements

In May, 2011, the FASB issued an amendment to achieve common fair value measurement and disclosure requirements between U.S. and International accounting principles. Overall, the guidance is consistent with existing U.S. accounting principles; however, there are some amendments that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The amendments in this guidance are effective for annual periods beginning after December 15, 2011. Any new fair value related disclosures required by the new standard have been included in these financial statements.

In June 2011, the FASB amended existing guidance and eliminated the option to present the components of other comprehensive income as part of the statement of changes in shareholder’s equity. The amendment requires that comprehensive income be presented in either a single continuous statement or in two separate consecutive statements. The adoption of this amendment had no impact on the consolidated financial statements as the current presentation of comprehensive income is in compliance with this amendment.

F-26

FIRST FOUNDATION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2012 and 2011

NOTE 2: ACQUISITIONS

On August 15, 2012, the Company acquired all the assets and assumed all the liabilities of DCB in exchange for stock and a minimal amount of cash for fractional shares. The Company issued 815,447 shares of its common stock with a fair value of $15.00 per share and paid $3,000 in cash. In addition, prior to the acquisition, the Company had acquired shares of DCB at a cost of $241,000. The Company contributed all of the assets, assumed liabilities and operations of DCB to the Bank. As a result, the Bank acquired branches in Palm Desert and El Centro, California from DCB, and consolidated its existing branch in La Quinta, California into the Palm Desert branch.

The Merger is accounted for under the acquisition method of accounting. The acquired assets, assumed liabilities and identifiable intangible assets are recorded at their respective acquisition date fair values. Fair values are preliminary and subject to refinement for up to one year after the closing date of the Merger as additional information regarding the closing date fair values becomes available. No goodwill was recognized in this Merger.

The following table represents the assets acquired and liabilities assumed of DCB as of August 15, 2012 and the provisional fair value adjustments and amounts recorded by the Bank in 2012 under the acquisition method of accounting:

	DCB Book Value	Fair Value Adjustments	Fair Value
(dollars in thousands)
Assets Acquired:
Cash and cash equivalents	$34,894	$-	$34,894
Securities AFS	9,020	(11)	9,009
Loans, net of deferred fees	96,192	(6,067)	90,125
Allowance for loan losses	(2,054)	2,054	-
Premises and equipment, net	978	(604)	374
Investment in FHLB stock	588	-	588
Deferred taxes	-	3,617	3,617
REO	700	(275)	425
Other assets	518	370	888
Total assets acquired	$140,836	$(916)	$139,920

Liabilities Assumed:
Deposits	$126,724	$204	$126,928
Accounts payable and other liabilities	600	(83)	517
Total liabilities assumed	127,324	121	127,445
Excess of assets acquired over liabilities assumed	13,512	(1,037)	12,475
Total	$140,836	$(916)	$139,920

Consideration:
Stock issued			$12,231
Basis in DCB stock purchased, cash paid			244
Total			$12,475

F-27

FIRST FOUNDATION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2012 and 2011

In many cases, the fair values of assets acquired and liabilities assumed were determined by estimating the cash flows expected to result from those assets and liabilities and discounting them at appropriate market rates. The most significant category of assets for which this procedure was used was that of acquired loans. The excess of expected cash flows above the fair value of the majority of loans will be accreted to interest income over the remaining lives of the loans in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 310-20 (formerly SFAS No. 91).

Certain loans, for which specific credit-related deterioration since origination was identified, are recorded at fair value reflecting the present value of the amounts expected to be collected. Income recognition on these "purchased credit impaired" loans is based on a reasonable expectation about the timing and amount of cash flows to be collected. Acquired loans deemed impaired and considered collateral dependent, with the timing of the sale of loan collateral indeterminate, remain on nonaccrual status and have no accretable yield. No such loans were acquired in the Merger.

For loans acquired from DCB, the contractual amounts due, expected cash flows to be collected and fair value as of the respective acquisition dates were as follows:

(dollars in thousands)	Purchased Credit Impaired	All Other Acquired Loans

Contractual amounts due	$19,751	$105,154
Cash flows not expected to be collected	6,462	1,851
Expected cash flows	13,289	103,303
Interest component of expected cash flows	1,871	24,596
Fair value of acquired loans	$11,418	$78,707

In accordance with generally accepted accounting principles there was no carryover of the allowance for loan losses that had been previously recorded by DCB.

The Company recorded a deferred income tax asset of $3.6 million related to DCB’s operating loss carry-forward and other tax attributes of DCB, along with the effects of fair value adjustments resulting from applying the acquisition method of accounting. The amount of deferred taxes recorded is net of a valuation allowance of $2.6 million related to the operating loss carryforward which was established due to the uncertainty in realizing future earnings over a the loss carryforward period of 20 years. This valuation reserve equals the operating loss benefits not realizable until after 12/31/15.

The fair value of savings and transaction deposit accounts acquired from DCB were assumed to approximate their carrying value as these accounts have no stated maturity and are payable on demand. Certificates of deposit accounts were valued by comparing the contractual cost of the portfolio to an identical portfolio bearing current market rates. The portfolio was segregated into pools based on remaining maturity. For each pool, the projected cash flows from maturing certificates were then calculated based on contractual rates and prevailing market rates. The valuation adjustment for each pool is equal to the present value of the difference of these two cash flows, discounted at the assumed market rate for a certificate with a corresponding maturity. This valuation adjustment will be accreted to reduce interest expense over the remaining maturities of the respective pools. The Company also recorded a core deposit intangible, which represents the value of the deposit relationships acquired in the Merger, of $0.4 million. The core deposit intangible will be amortized over a period of 7 years.

F-28

FIRST FOUNDATION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2012 and 2011

The Merger agreement provided for contingent consideration to be paid to the shareholders of DCB, in the form of additional shares of common stock of FFI, if the actual losses (as defined in the agreement) on a pool of loans and REO was less than $4.5 million, as measured on the second anniversary of the date of the Merger. The expected credit losses on this pool of loans and REO, which is reflected in the fair values assigned to these loans and REO, was $4.8 million at the date of the merger and as of December 31, 2012. Therefore, no contingent consideration has been provided for in the consolidated financial statements.

NOTE 3: SECURITIES

The following table provides a summary of the Company’s AFS securities portfolio at December 31:

	Amortized	Gross Unrealized		Estimated
(dollars in thousands)	Cost	Gains	Losses	Fair Value
2012:
US Treasury Securities	$300	$-	$-	$300
FHLB Agency Note	5,513	-	-	5,513
Total	$5,813	$-	$-	$5,813

2011:
US Treasury Securities	$200	$-	$-	$200
FHLB Agency Note	10,000	-	(14)	9,986
Total	$10,200	$-	$(14)	$10,186

The US Treasury Securities are pledged as collateral to the State of California to meet regulatory requirements related to the Bank’s trust operations. These securities, which have a weighted average yield of 0.21%, mature in June 2014. The FHLB Agency Notes mature in 2013 and have a weighted average yield of 0.54%.

NOTE 4: LOANS

The following is a summary of our loans as of December 31:

(dollars in thousands)	2012	2011
Outstanding principal balance:
Loans secured by real estate:
Residential properties:
Multifamily	$367,412	$320,053
Single family	155,864	85,226
Total real estate loans secured by residential properties	523,276	405,279
Commercial properties	132,217	75,542
Land	7,575	-
Total real estate loans	663,068	480,821
Commercial and industrial loans	67,920	35,377
Consumer loans	12,585	8,012
Total loans	743,573	524,210
Premiums, discounts and deferred fees and expenses	54	(107)
Total	$743,627	$524,103

F-29

FIRST FOUNDATION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2012 and 2011

The principal balances shown above are net of $6.3 million of unaccreted discount related to the loans acquired in the Merger.

In 2012, the Company purchased loans, for which there was, at acquisition, evidence of deterioration of credit quality since origination and it was probable, at acquisition, that all contractually required payments would not be collected. The carrying amount of these purchased credit impaired loans is as follows at December 31, 2012:

(dollars in thousands)
Outstanding principal balance:
Loans secured by real estate:
Residential properties - single family	$2,574
Commercial properties	5,567
Land	6,137
Total real estate loans	14,278
Commercial and industrial loans	2,621
Consumer loans	276
Total loans	17,175
Unaccreted discount on purchased credit impaired loans	(5,782)
Total	$11,393

Accretable yield, or income expected to be collected on purchased credit impaired loans, is as follows at December 31, 2012:

(dollars in thousands)

Beginning balance	$-
New loans purchased	1,871
Accretion of income	(340)
Reclassifications from nonaccretable difference	-
Disposals	-
Ending balance	$1,531

There were no increases or reversals of the allowance for loan losses during 2012 related to purchased credit impaired loans.

F-30

FIRST FOUNDATION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2012 and 2011

The following table summarizes our delinquent and nonaccrual loans as of December 31, 2012:

	Past Due				Total Past
(dollars in thousands)	30–59 Days	60-89 Days	90 Days or More	Nonaccrual	Due and Nonaccrual	Current	Total

Real estate loans:
Residential properties	$-	$-	$-	$146	$146	$523,130	$523,276
Commercial properties	2,012	-	-	-	2,012	130,205	132,217
Land	-	-	3,169	524	3,693	3,882	7,575
Commercial and industrial loans	1,188	1,113	11	97	2,409	65,511	67,920
Consumer loans	-	147	-	-	147	12,438	12,585
Total	$3,200	$1,260	$3,180	$767	$8,407	$735,166	$743,573

Percentage of total loans	0.43%	0.17%	0.43%	0.10%	1.13%

As of December 31, 2011, the Company had $0.5 million of loans 30 to 59 days past due. This represented 0.10% of total loans outstanding. The Company did not have any loans over 60 days past due as of December 31, 2011. The Bank did not have any nonaccrual loans at December 31, 2011.

NOTE 5: ALLOWANCE FOR LOAN LOSSES

The following is a rollforward of the Bank’s allowance for loan losses for the years ended December 31:

(dollars in thousands)	Beginning Balance	Provision for Loan Losses	Charge-offs	Recoveries	Ending Balance
2012:
Real estate loans:
Residential properties	$3,984	$646	$(275)	$-	$4,355
Commercial properties	1,218	(282)	-	-	936
Commercial and industrial loans	1,104	1,737	-	-	2,841
Consumer loans	244	(36)	-	-	208
Total	$6,550	$2,065	$(275)	$-	$8,340

2011:
Real estate loans:
Residential properties	$2,185	$1,524	$-	$275	$3,984
Commercial properties	900	318	-	-	1,218
Commercial and industrial loans	955	381	(232)	-	1,104
Consumer loans	170	74	-	-	244
Total	$4,210	$2,297	$(232)	$275	$6,550

F-31

FIRST FOUNDATION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2012 and 2011

The following table presents the balance in the allowance for loan losses and the recorded investment in loans by impairment method as of December 31:

	2012
	Allowance for Loan Losses				Unaccreted Credit
(dollars in thousands)	Evaluated for Impairment		Purchased		Component
	Individually	Collectively	Impaired	Total	Other Loans
Allowance for loan losses:
Real estate loans:
Residential properties	$-	$4,355	$-	$4,355	$62
Commercial properties	-	936	-	936	617
Land	-	-	-	-	129
Commercial and industrial loans	1,536	1,305	-	2,841	302
Consumer loans	-	208	-	208	19
Total	$1,536	$6,804	$-	$8,340	$1,129
Loans:
Real estate loans:
Residential properties	$2,257	$519,288	$1,731	$523,276	$5,121
Commercial properties	-	128,035	4,182	132,217	39,862
Land	543	3,818	3,214	7,575	4,521
Commercial and industrial loans	2,736	62,989	2,195	67,920	16,512
Consumer loans	-	12,514	71	12,585	324
Total	$5,536	$726,644	$11,393	$743,573	$66,340

The column labeled “Unaccreted Credit Component Other Loans” represents the amount of unaccreted credit component discount for the other loans acquired in the Merger, and the stated principal balance of the related loans. The discount is equal to 1.70% of the stated principal balance of these loans.

	2011
(dollars in thousands)	Evaluated for Impairment
	Individually	Collectively	Total
Allowance for loan losses:
Real estate loans:
Residential properties	$-	$3,984	$3,984
Commercial properties	-	1,218	1,218
Commercial and industrial loans	-	1,104	1,104
Consumer loans	-	244	244
Total	$-	$6,550	$6,550

Loans:
Real estate loans:
Residential properties	$2,358	$402,921	$405,279
Commercial properties	-	75,542	75,542
Commercial and industrial loans	-	35,377	35,377
Consumer loans	-	8,012	8,012
Total	$2,358	$521,852	$524,210

F-32

FIRST FOUNDATION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2012 and 2011

The Bank categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as current financial information, historical payment experience, collateral adequacy, credit documentation, and current economic trends, among other factors. The Bank analyzes loans individually by classifying the loans as to credit risk. This analysis typically includes larger, non-homogeneous loans such as loans secured by multifamily or commercial real estate and commercial and industrial loans. This analysis is performed on an ongoing basis as new information is obtained. The Bank uses the following definitions for risk ratings:

Special Mention: Loans classified as special mention have a potential weakness that deserves management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution's credit position at some future date.

Substandard: Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

Impaired: A loan is considered impaired, when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement. Additionally, all loans classified as troubled debt restructurings (“TDRs”) are considered impaired. Purchased credit impaired loans are not considered impaired loans for these purposes.

Loans listed as pass include larger non-homogeneous loans not meeting the risk rating definitions above and smaller, homogeneous loans not assessed on an individual basis.

Based on the most recent analysis performed, the risk category of loans by class of loans is as follows as of December 31:

(dollars in thousands)	Pass	Special Mention	Substandard	Impaired	Total
2012:
Real estate loans:
Residential properties	$519,288	$-	$1,731	$2,257	$523,276
Commercial properties	127,803	-	4,414	-	132,217
Land	3,818	-	3,214	543	7,575
Commercial and industrial loans	62,000	889	2,295	2,736	67,920
Consumer loans	12,387	127	71	-	12,585
Total	$725,296	$1,016	$11,725	$5,536	$743,573

2011:
Real estate loans:
Residential properties	$402,630	$291	$-	$2,358	$405,279
Commercial properties	75,542	-	-	-	75,542
Commercial and industrial loans	31,627	3,750	-	-	35,377
Consumer loans	7,860	152	-	-	8,012
Total	$517,659	$4,193	$-	$2,358	$524,210

The Bank did not have any loan classified as TDR’s as of December 31, 2012 or December 31, 2011.

F-33

FIRST FOUNDATION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2012 and 2011

Impaired loans evaluated individually and any related allowance is as follows as of December 31:

	With No Allowance Recorded		With an Allowance Recorded
(dollars in thousands)	Unpaid Principal Balance	Recorded Investment	Unpaid Principal Balance	Recorded Investment	Related Allowance
2012:
Real estate loans:
Residential properties	$2,257	$2,257	$-	$-	$-
Commercial properties	-	-	-	-	-
Land	543	543	-	-	-
Commercial and industrial loans	-	-	2,736	2,736	1,536
Consumer loans	-	-	-	-	-
Total	$2,800	$2,800	$2,736	$2,736	$1,536

2011:
Real estate loans:
Residential properties	$2,358	$2,358	$-	$-	$-
Commercial properties	-	-	-	-	-
Commercial and industrial loans	-	-	-	-	-
Consumer loans	-	-	-	-	-
Total	$2,358	$2,358	$-	$-	$-

The weighted average annualized average balance of the recorded investment for impaired loans, beginning from when the loan became impaired, and any interest income recorded on impaired loans after they became impaired is as follows for the years ending December 31:

	2012		2011
(dollars in thousands)	Average Recorded Investment	Interest Income after Impairment	Average Recorded Investment	Interest Income after Impairment
Real estate loans:
Residential properties	$2,023	$98	$657	$-
Commercial properties	-	-	-	-
Land	45	-	-	-
Commercial and industrial loans	225	14	-	-
Consumer loans	-	-	-	-
Total	$2,293	$112	$657	$-

F-34

FIRST FOUNDATION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2012 and 2011

NOTE 6: PREMISES AND EQUIPMENT

A summary of premises and equipment is as follows at December 31:

(dollars in thousands)	2012	2011

Leasehold improvements and artwork	$991	$292
Information technology equipment	2,240	1,427
Furniture and fixtures	972	741
Total	4,203	2,460
Accumulated depreciation and amortization	(1,819)	(1,229)
Net	$2,384	$1,231

NOTE 7: REAL ESTATE OWNED

The activity in our portfolio of REO is as follows during the periods ending December 31:

(dollars in thousands)	2012	2011

Beginning balance	$-	$-
Loans transferred to REO	225	-
REO acquired in Merger	425	-
REO chargeoffs	-	-
Dispositions of REO	-	-
Ending balance	$650	$-

The following table provides quantitative information about the Bank’s nonrecurring Level 3 fair value measurements of its REO as of December 31, 2012:

	Valuation Technique	Unobservable Input	Estimated Selling Costs	Fair Value
(dollars in thousands)

Single family residence	Third Party Appraisal less senior liens	Selling costs	9.0%	$225
Undeveloped land	Third Party Appraisal	Selling costs	9.0%	425
Total				$650

F-35

FIRST FOUNDATION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2012 and 2011

NOTE 8: DEPOSITS

The following table summarizes the outstanding balance of deposits and average rates paid thereon at December 31:

	2012		2011
(dollars in thousands)	Amount	Weighted Average Rate	Amount	Weighted Average Rate

Demand deposits:
Noninterest-bearing	$131,827	-	$66,383	-
Interest-bearing	103,085	0.558%	13,411	0.622%
Money market and savings	91,278	0.488%	75,534	0.589%
Certificates of deposits	323,551	0.732%	251,498	0.895%
Total	$649,741	0.522%	$406,826	0.683%

At December 31, 2012, certificates of deposits of $100,000 or more totaled $303.6 million, $271.4 million mature within one year and $32.2 million mature after one year. Of the $20.0 million of certificates of deposit of less than $100,000, $16.3 million mature within one year and $3.7 million mature after one year. At December 31, 2011, certificates of deposits of $100,000 or more totaled $242.1 million, $205.1 million mature within one year and $37.0 million mature after one year. Of the $9.4 million of certificates of deposit of less than $100,000, $7.2 million mature within one year and $2.2 million mature after one year.

NOTE 9: BORROWINGS

At December 31, 2012, the Bank had a $100.0 million overnight FHLB Advance outstanding with an interest rate of 0.28% which was repaid on January 2, 2013. At December 31, 2011, the Company had a $91.0 million overnight FHLB Advance outstanding with an interest rate of 0.07% which was repaid on January 3, 2012.

FHLB advances are collateralized by loans secured by multifamily and commercial real estate properties with a carrying value of $349.4 million as of December 31, 2012. As a matter of practice, the Bank provides substantially all of its qualifying loans as collateral to the FHLB. The Bank’s total borrowing capacity from the FHLB at December 31, 2012 was $292.3 million. In addition to the $100.0 million borrowing, the Bank had in place $46.0 million of letters of credit from the FHLB which are used to meet collateral requirements for borrowings from the State of California and local agencies.

The Bank also has $2.0 million available unsecured fed funds lines each with Pacific Coast Banker’s Bank and Wells Fargo Bank, and a $7.0 million available unsecured fed funds line at Zions Bank. None of these lines had outstanding borrowings as of December 31, 2012. Combined, the Bank’s unused lines of credit as of December 31, 2012 were $157.3 million. The average daily balance of borrowings outstanding during 2012 and 2011 was $99.3 million and $60.4 million, respectively.

F-36

FIRST FOUNDATION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2012 and 2011

NOTE 10: SHAREHOLDERS’ EQUITY

As part of the Merger, the Company issued 815,447 shares of its common stock to the shareholders of DCB. During 2012, 374,438 shares of common stock were sold by FFI under a supplemental private placement in exchange for $5.6 million.

FFI is a holding company and does not have any direct operating activities. Any future cash flow needs of FFI are expected to be met by its existing cash and cash equivalents and dividends from its subsidiaries. The Bank is subject to various laws and regulations that limit the amount of dividends that a bank can pay without obtaining prior approval from bank regulators. As of December 31, 2012, FFI’s cash and cash equivalents totaled $2.2 million.

NOTE 11: EARNINGS PER SHARE

The following table sets forth the Company’s earnings per share calculations for the years ended December 31:

	2012		2011
(dollars in thousands)	Basic	Diluted	Basic	Diluted

Net income	$5,801	$5,801	$9,098	$9,098

Basic common shares outstanding	6,603,533	6,603,533	6,164,283	6,164,283
Effect of options and restricted stock		228,422		229,430
Diluted common shares outstanding		6,831,955		6,393,713

Earnings per share	$0.88	$0.85	$1.48	$1.42

Based on a weighted average basis, options to purchase 582,472 and 313,534 shares of common stock were excluded for 2012 and 2011, respectively, because their effect would have been anti-dilutive.

NOTE 12: STOCK OPTION PLAN

In 2007, the Board of Directors of FFI approved two stock option plans (“the Plans”) that provide for future grants of options to employees and directors of the Company for the purchase of up to 1,300,282 shares of the FFI’s common stock. In 2010, the Shareholders approved an increase of 580,000 in the number of shares available for issuance under this plan. The options, when granted, have an exercise price not less than the current market value of the common stock and expire after ten years if not exercised. If applicable, vesting periods are set at the date of grant and the Plans provide for accelerated vesting should a change in control occur. The Company recognized stock-based compensation expense of $0.7 million in 2012 and $0.6 million in 2011. The total income tax benefit recorded was $0.3 million in 2012 and in 2011. Included in these amounts are $0.1 million and $0.2 million of expense related to restricted stock grants in 2012 and 2011, respectively.

F-37

FIRST FOUNDATION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2012 and 2011

The fair value of the each option granted in 2012 and 2011 was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

Expected Volatility	20%
Expected Term	6.5 years
Expected Dividends	None
Weighted Average Risk Free Rate:
Third quarter 2012 grants	1.085%
Fourth quarter 2011 grants	1.630%
Third quarter 2011 grants	1.490%
Second quarter 2011 grant	2.730%
First quarter 2011 grants	2.801%
Weighted-Average Grant Fair Value:
Third quarter 2012 grants	$3.46
Fourth quarter 2011 grants	$3.59
Third quarter 2011 grants	$3.63
Second quarter 2011 grant	$4.14
First quarter 2011 grants	$4.16

Since the Company does not have any historical stock activity, the expected volatility is based on the historical volatility of similar companies that have a longer trading history. The expected term represents the estimated average period of time that the options remain outstanding. Since the Company does not have sufficient historical data on the exercise of stock options, the expected term is based on the “simplified” method that measures the expected term as the average of the vesting period and the contractual term. The risk free rate of return reflects the grant date interest rate offered for zero coupon U.S. Treasury bonds over the expected term of the options.

The following table summarizes the activities in the Plans during 2012:

(dollars in thousands except per share amounts)	Options Granted	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value

Balance: December 31, 2011	1,364,467	$12.23
Options granted:
Third quarter	70,000	15.00
Options exercised	-	-
Options forfeited	(10,502)	13.57
Balance: December 31, 2012	1,423,965	12.36	6.21 Years	$3,845

Options exercisable	1,102,072	$11.55	5.44 Years	$3,845

F-38

FIRST FOUNDATION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2012 and 2011

The following table summarizes the activities in the Plans during 2011:

(dollars in thousands except per share amounts)	Options Granted	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value

Balance: December 31, 2010	1,093,800	$11.27
Options granted:
First quarter	35,000	15.00
Second quarter	14,000	15.00
Third quarter	18,500	15.00
Fourth quarter	290,000	15.21
Options exercised	-	-
Options forfeited	(86,833)	12.20
Balance: December 31, 2011	1,364,467	12.23	7.04 Years	$3,861

Options exercisable	935,129	$10.89	5.96 Years	$3,861

As of December 31, 2012, The Company had $0.9 million of unrecognized compensation costs related to outstanding stock options which will be recognized through July 2015, subject to the vesting requirements for these stock options.

In 2011, the Company entered into agreements with five of its independent directors which provided for the issuance of 3,000 shares of restricted common stock of FFI to each of these directors. For each director, 1,000 shares vested in 2011 and the remaining shares vest over a two year period subject to continued service as a director. In 2011, the Company entered into an agreement with an officer which provided for the issuance of 3,000 shares of restricted common stock of FFI. These shares vest over a three year period subject to continued employment. In 2010, the Company entered into an agreement with an officer which provided for the issuance of 11,000 shares of restricted common stock of FFI. These shares vest over a three year period subject to continued employment. In 2008, the Company entered into employment arrangements with certain executive officers which provided for the issuance of 37,500 shares of restricted common stock of FFI. These restricted shares vested over a period of three years and were subject to continued employment and upon achievement of certain revenue goals.

The following table provides a summary of the nonvested restricted stock grants issued by the Company for the periods ended December 31:

	2012		2011
	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value

Balance: January 1	20,334	$15.00	23,501	$13.40
New stock grants	-	-	18,000	15.00
Shares vested and issued	(9,667)	15.00	(21,167)	13.23
Shares forfeited	-	-	-	-
Balance December 31	10,667	15.00	20,334	15.00

The fair value of the shares vested and issued in 2012 and 2011 were $145,000 and $318,000, respectively.

F-39

FIRST FOUNDATION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2012 and 2011

NOTE 13: 401(k) PROFIT SHARING PLAN

The Company’s employees participate in the Company’s 401(k) profit sharing plan (the “401k Plan”) that covers all employees eighteen years of age or older who have completed three months of employment. Each employee eligible to participate in the 401k Plan may contribute up to 100% of his or her compensation, subject to certain statutory limitations. In 2012 and 2011, the Company matched 50% of the participant’s contribution up to 5% of employee compensation, which is subject to the plan’s vesting schedule. The Company contributions of $330,000 and $251,000 were included in Compensation and Benefits for 2012 and 2011, respectively. The Company may also make an additional profit sharing contribution on behalf of eligible employees. No profit sharing contributions were made in 2012 or 2011.

NOTE 14: INCOME TAXES

The Company is subject to federal income tax and California franchise tax. Income tax expense (benefit) was as follows for the years ended December 31:

(dollars in thousands)	2012	2011
Current expense:
Federal	$3,302	$2,857
State	756	688
Deferred expense:
Federal	(554)	13
State	(210)	52
Benefit of net operating loss carryforwards	(282)	-
Change in valuation allowance	(1,005)	(3,610)
Total	$2,007	$-

The following is a comparison of the federal statutory income tax rates to the Company’s effective income tax rate for the years ended December 31:

	2012		2011
(dollars in thousands)	Amount	Rate	Amount	Rate

Income before taxes	$7,808		$9,098

Federal tax statutory rate	$2,655	34.00%	$3,093	34.00%
State tax, net of Federal benefit	526	6.73%	618	6.80%
Change in valuation allowance	(1,005)	(12.87)%	(3,610)	(39.68)%
Other items, net	(169)	(2.16)%	(101)	(1.11)%
Effective tax rate	$2,007	25.70%	$-	-%

F-40

FIRST FOUNDATION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2012 and 2011

Deferred taxes are a result of differences between income tax accounting and generally accepted accounting principles with respect to income tax recognition, The following is a summary of the components of the net deferred tax assets recognized in the accompanying consolidated balances sheet at December 31:

(dollars in thousands)	2012	2011

Deferred tax assets (liabilities)
Allowance for loan and REO losses	$3,326	$2,712
Market valuation: Loans and REO from Merger	2,784	-
Stock-based compensation	1,729	1,594
Organizational expenses	411	323
Operating loss carryforwards	3,085	145
Prepaid expenses	(141)	(109)
Other	1,474	937
Total	12,668	5,602
Valuation allowance	(2,613)	(946)
Net deferred tax assets	$10,055	$4,656

As part of the merger with DCB, the Company acquired operating loss carryforwards of approximately $14.0 million. These operating loss carryforwards are subject to limitation under Section 382 of the Internal Revenue Service Code. As a result, the Company will only be able to realize a benefit from these operating loss carryforwards of $7.7 million, ratably over a period of 20 years. Due to the uncertainty in realizing future earnings over an extended period of 20 years, at December 31, 2012, a valuation allowance of $2.6 million has been established against the operating loss carryforward benefits not realizable until after 12/31/15. At December 31, 2011, a valuation allowance was established because the Company had not realized taxable earnings sufficient enough to support the full recognition of net deferred tax assets.

NOTE 15: COMMITMENTS AND CONTINGENCIES

Leases

The Company leases certain facilities for its corporate offices and branch operations under non-cancelable operating leases that expire through 2020. Lease expense for 2012 and 2011 was $1.8 million and $1.2 million, respectively. Future minimum lease commitments under all non-cancelable operating leases at December 31, 2012 are as follows:

(dollars in thousands)
Year Ending December 31,
2013	$2,490
2014	2,591
2015	2,395
2016	2,197
2017 and after	4,777
Total	$14,450

F-41

FIRST FOUNDATION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2012 and 2011

Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Bank is a party to financial instruments with off-balance sheet risk to meet the financing needs of customers and to reduce exposure to fluctuations in interest rates. These financial instruments may include commitments to extend credit and standby and commercial letters of credit. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Standby and commercial letters of credit and financial guarantees are conditional commitments issued by the Bank to guaranty the performance of a customer to a third party. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. At December 31, 2012, the Bank had commitments to extend credit of $61.0 million. In addition, the Bank had $1.7 million of standby or commercial letters of credit outstanding at December 31, 2012.

Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management’s credit evaluation of the counter-party. Collateral held varies but may include deposits, marketable securities, accounts receivable, inventory, property, plant and equipment, motor vehicles and real estate.

Litigation

From time to time, the Company may become party to various lawsuits, which have arisen in the course of business. While it is not possible to predict with certainty the outcome of such litigation, it is the opinion of management, based in part upon opinions of counsel, that the liability, if any, arising from such lawsuits would not have a material adverse effect on the Company’s financial position or results of operations.

NOTE 16: RELATED-PARTY TRANSACTIONS

As of December 31, 2012, the Bank had a $1.4 million loan to a related party and held $2.4 million of deposits from related parties, including directors and executive officers of the Company. Interest earned from the loan in 2012 and 2011 was $56,000 in each year, and interest paid on deposit accounts held by related parties was $7,000 in both 2012 and 2011.

During 2012 and 2011, an entity in which one of the Directors of the Company had an ownership interest, provided insurance brokerage services to the Company. Broker fees earned by this entity for the services it provided to the Company were $82,000 in 2012 and $65,000 in 2011.

F-42

FIRST FOUNDATION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2012 and 2011

NOTE 17: REGULATORY MATTERS

FFI and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possible additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on FFI and the Bank’s financial condition. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of FFI and the Bank’s assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. FFI’s and the Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Quantitative measures established by the regulators to ensure capital adequacy require FFI and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to assets (as defined). Management believes, as of December 31, 2012 that FFI and the Bank met all capital adequacy requirements. The following table presents the regulatory standards for well capitalized institutions and the capital ratios for FFI and the Bank as of:

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
(dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio

FFI
December 31, 2012
Tier 1 leverage ratio	$72,909	9.19%	$31,730	4.00%
Tier 1 risk-based capital ratio	72,909	13.60%	21,446	4.00%
Total risk based capital ratio	79,636	14.85%	42,891	8.00%

BANK
December 31, 2012
Tier 1 leverage ratio	$67,515	8.56%	$31,563	4.00%	$39,454	5.00%
Tier 1 risk-based capital ratio	67,515	12.68%	21,292	4.00%	31,939	6.00%
Total risk based capital ratio	74,194	13.94%	42,585	8.00%	53,231	10.00%

December 31, 2011
Tier 1 (core) capital ratio	$44,037	8.03%	$21,944	4.00%	$27,429	5.00%
Tier 1 risk-based capital ratio	44,037	12.20%	14,434	4.00%	21,651	6.00%
Total risk based capital ratio	48,573	13.46%	28,868	8.00%	36,086	10.00%

As a savings and loan holding company prior to its charter conversion in 2012, FFI was not subject to these capital requirements as of December 31, 2011.

As of December 31, 2012, the Bank is categorized as well capitalized under these regulatory standards. There are no conditions or events that have occurred since December 31, 2012 that management believes have changed the Bank’s category. As a condition of approval of the acquisition of DCB, FFI contributed $5.0 million to the Bank, and the Bank will be required to maintain a Tier 1 Leverage Ratio of 8.5% through August 15, 2014.

F-43

FIRST FOUNDATION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2012 and 2011

NOTE 18: SEGMENT REPORTING

In 2012 and 2011 the Company had two reportable business segments: Banking and Wealth Management. The results of FFI and any elimination entries are included in the column labeled Other. The following tables show key operating results for each of our business segments used to arrive at our consolidated totals for the years ended December 31:

	2012
(dollars in thousands)	Banking	Wealth Management	Other	Total

Interest income	$30,874	$-	$-	$30,874
Interest expense	3,145	-	-	3,145
Net interest income	27,729	-	-	27,729
Provision for loan losses	2,065	-	-	2,065
Noninterest income	2,599	14,250	(229)	16,620
Noninterest expense	18,280	14,896	1,300	34,476
Income (loss) before taxes on income	$9,983	$(646)	$(1,529)	$7,808

	2011
(dollars in thousands)	Banking	Wealth Management	Other	Total

Interest income	$23,022	$-	$-	$23,022
Interest expense	2,881	-	-	2,881
Net interest income	20,141	-	-	20,141
Provision for loan losses	2,297	-	-	2,297
Noninterest income	5,094	12,719	(113)	17,700
Noninterest expense	12,137	13,027	1,282	26,446
Income (loss) before taxes on income	$10,801	$(308)	$(1,395)	$9,098

Included in 2011 noninterest income for Banking is a $3.7 million gain on sale of REO.

F-44

FIRST FOUNDATION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2012 and 2011

The following tables show the financial position for each of our business segments, and of FFI which is included in the column labeled Other, and the eliminating entries used to arrive at our consolidated totals at December 31:

	2012
(dollars in thousands)	Banking	Wealth Management	Other	Eliminations	Total

Cash and cash equivalents	$62,965	$1,895	$2,178	$(3,930)	$63,108
Securities AFS	5,813	-	-	-	5,813
Loans, net	734,778	509	-	-	735,287
Premises and equipment	1,661	657	66	-	2,384
FHLB Stock	8,500	-	-	-	8,500
Deferred taxes	8,734	981	340	-	10,055
REO	650	-	-	-	650
Other assets	3,509	638	71, 058	(70,493)	4,712
Total assets	$826,610	$4,680	$73,642	$(74,423)	$830,509

Deposits	$653,671	$-	$-	$(3,930)	$649,741
Borrowings	100,000	-	-	-	100,000
Intercompany balances	1,451	205	(1,656)	-	-
Other liabilities	3,302	2,168	1,718	-	7,188
Shareholders’ equity	68,186	2,307	73,580	(70,493)	73,580
Total liabilities and equity	$826,610	$4,680	$73,642	$(74,423)	$830,509

	2011
(dollars in thousands)	Banking	Wealth Management	Other	Eliminations	Total

Cash and cash equivalents	$9,587	$1,540	$1,952	$(2,981)	$10,098
Securities AFS	10,186	-	-	-	10,186
Loans, net	516,861	692	-	-	517,553
Premises and equipment	756	423	52	-	1,231
FHLB Stock	4,883	-	-	-	4,883
Deferred taxes	4,251	930	(525)	-	4,656
Other assets	2,042	490	46,838	(46,393)	2,977
Total assets	$548,566	$4,075	$48,317	$(49,374)	$551,584

Deposits	$409,807	$-	$-	$(2,981)	$406,826
Borrowings	91,000	-	-	-	91,000
Intercompany balances	1,136	232	(1,368)	-	-
Other liabilities	2,600	1,473	488	-	4,561
Shareholders’ equity	44,023	2,370	49,197	(46,393)	49,197
Total liabilities and equity	$548,566	$4,075	$48,317	$(49,374)	$551,584

F-45

FIRST FOUNDATION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2012 and 2011

NOTE 19: DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value estimates of financial instruments for both assets and liabilities are made at a discrete point in time based on relevant market information and information about the financial instruments. Because no active market exists for a significant portion of the Company’s financial instruments, fair value estimates are based on judgments regarding current economic conditions, risk characteristics of various financial instruments, prepayment assumptions, future expected loss experience and such other factors. These estimates are subjective in nature, involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The Company intends to hold the majority of its assets and liabilities to their stated maturities. Thus, management does not believe that the bulk sale concepts applied to certain problem loans for purposes of measuring the impact of credit risk on fair values of said assets is reasonable to the operations of the Company and does not fairly present the values realizable over the long term on assets that will be retained by the Company. Therefore, the Company does not intend to realize any significant differences between carrying amounts and fair value disclosures through sale or other disposition. No attempt should be made to adjust stockholders’ equity to reflect the following fair value disclosures as management believes them to be inconsistent with the philosophies and operations of the Company.

In addition, the fair value estimates are based on existing on-and-off balance sheet financial instruments without attempting to estimate the value of existing and anticipated future client relationships and the value of assets and liabilities that are not considered financial instruments.

Fair value estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The following methods and assumptions were used by the Company in estimating fair values of financial instruments:

Cash and Cash Equivalents and Federal Funds: The carrying values approximate fair values because of the short-term maturity of these instruments.

Certificates of Deposit: The fair values of certificates of deposit are estimated by discounting the expected cash flows at current rates for instruments with similar maturities.

Investment Securities: Fair value is based on quoted market prices.

Loans: Fair value is estimated by discounting the future cash flows at current market rates for loans with similar maturities that would be made to borrowers with similar credit risk.

FHLB Stock: The carrying amount approximates fair value, as the stock may be sold back to the FHLB at carrying value and no other market exists for the sale of this stock.

Deposits: The carrying values of transaction accounts are deemed to be fair value since they are payable on demand. The fair values of certificates of deposit are estimated by discounting the expected cash flows at current rates for instruments with similar maturities.

Borrowings: The carrying value of this overnight FHLB advance approximates fair values because of the short-term maturity of this instrument.

F-46

FIRST FOUNDATION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2012 and 2011

The estimated fair values of the Company’s financial instruments are as follows at December 31:

	Fair Value	2012		2011
(dollars in thousands)	Measurement Level	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Assets:
Cash and cash equivalents	1	$63,108	$63,108	$10,098	$10,098
Securities AFS	2	5,813	5,813	10,186	10,186
Loans, net of deferred fees, ALLL	2	735,287	769,235	517,553	561,987
Investment in FHLB stock	2	8,500	8,500	4,883	4,883

Liabilities:
Deposits	2	649,741	640,245	406,826	407,109
Borrowings	2	100,000	100,000	91,000	91,000

F-47

FIRST FOUNDATION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2012 and 2011

NOTE 20: QUARTERLY FINANCIAL INFORMATION (Unaudited)

	Year Ended December 31, 2012
(dollars in thousands, except per share amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year

Interest income	$6,663	$7,054	$7,972	$9,185	$30,874
Interest expense	725	740	835	845	3,145
Net interest income	5,938	6,314	7,137	8,340	27,729
Provision for loan losses	330	745	693	297	2,065
Noninterest income	3,771	4,074	4,010	4,765	16,620
Noninterest expense	7,670	8,054	8,886	9,866	34,476
Income before taxes on income	1,709	1,589	1,568	2,942	7,808
Taxes on income	632	588	580	207	2,007
Net income	$1,077	$1,001	$988	$2,735	$5,801

Income per share
Basic	$0.17	$0.16	$0.15	$0.37	$0.88
Diluted	$0.17	$0.16	$0.14	$0.36	$0.85

	Year Ended December 31, 2011
(dollars in thousands, except per share amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year

Interest income	$4,872	$5,463	$6,143	$6,544	$23,022
Interest expense	675	711	763	732	2,881
Net interest income	4,197	4,752	5,380	5,812	20,141
Provision for loan losses	712	520	690	375	2,297
Noninterest income	3,218	7,172	3,802	3,508	17,700
Noninterest expense	6,240	6,336	6,630	7,240	26,446
Income before taxes on income	463	5,068	1,862	1,705	9,098
Taxes on income	-	-	-	-	-
Net income	$463	$5,068	$1,862	$1,705	$9,098

Income per share
Basic	$0.08	$0.82	$0.30	$0.28	$1.48
Diluted	$0.07	$0.79	$0.29	$0.27	$1.42

Included in noninterest income in the second quarter of 2011 is a $3.7 million gain on sale of REO.

F-48

INDEPENDENT AUDITOR’S REPORT

Board of Directors and Shareholders of

Desert Commercial Bank

We have audited the accompanying statements of financial condition of Desert Commercial Bank as of December 31, 2011 and 2010, and the related statements of operations, changes in shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Desert Commercial Bank as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Laguna Hills, California

March 28, 2012

25231 Paseo De Alicia, Suite 100 Laguna Hills, CA 92653 Tel: 949.768.0833 Fax: 949.768.8408 www.vtdcpa.com

FRESNO • LAGUNA HILLS • PALO ALTO • PLEASANTON • RANCHO CUCAMONGA • RIVERSIDE • SACRAMENTO

F-49

DESERT COMMERCIAL BANK

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2011 AND 2010

	2011	2010

ASSETS
Cash and Due from Banks	$3,104,757	$2,179,816
Interest-bearing Demand Deposits	8,035,582	7,176
Federal Funds Sold	8,620,000	12,570,000
TOTAL CASH AND CASH EQUIVALENTS	19,760,339	14,756,992

Investment Securities Available for Sale	11,002,236	14,348,660

Loans:
Real Estate	93,803,218	98,044,435
Commercial	13,581,443	17,521,487
Consumer	155,225	484,474
TOTAL LOANS	107,539,886	116,050,396
Deferred Loan Fees, Net of Costs	(365,211)	(378,811)
Allowance for Loan Losses	(2,206,070)	(2,186,910)
NET LOANS	104,968,605	113,484,675

Premises and Equipment	1,164,883	1,456,420
Other Real Estate Owned	2,613,997	2,208,750
Federal Home Loan and Other Bank Stock, at Cost	841,900	722,700
Accrued Interest and Other Assets	552,844	625,345

	$140,904,804	$147,603,542

F-50

DESERT COMMERCIAL BANK

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2011 AND 2010

	2011	2010

LIABILITIES AND SHAREHOLDERS' EQUITY

Deposits:
Noninterest-bearing Demand	$26,071,464	$20,895,511
Savings, NOW and Money Market Accounts	47,522,611	45,424,646
Time Deposits Under $100,000	12,367,161	14,216,478
Time Deposits $100,000 and Over	39,732,166	50,341,067
TOTAL DEPOSITS	125,693,402	130,877,702
Accrued Interest and Other Liabilities	634,127	469,356
TOTAL LIABILITIES	126,327,529	131,347,058

Commitments and Contingencies - Notes D and K	-	-

Shareholders' Equity:
Preferred Stock - No par value,10,000,000 Shares Authorized, None Outstanding	-	-
Common Stock - No par value, 10,000,000 Shares Authorized, Issued and Outstanding, 4,005,881 in 2011 and 2010	30,249,991	30,249,991
Additional Paid-in Capital	1,549,795	1,372,168
Accumulated Deficit	(17,223,700)	(15,309,499)
Accumulated Other Comprehensive Income - Net Unrealized Gain (Loss) on Available-for-Sale Securities Net of Taxes of $827 in 2011 and $39,038 in 2010	1,189	(56,176)
TOTAL SHAREHOLDERS' EQUITY	14,577,275	16,256,484

	$140,904,804	$147,603,542

F-51

DESERT COMMERCIAL BANK

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
INTEREST INCOME
Interest and Fees on Loans	$7,230,834	$7,539,264
Interest on Investment Securities	376,273	419,716
Interest on Federal Funds Sold and Other	59,760	16,149
TOTAL INTEREST INCOME	7,666,867	7,975,129

INTEREST EXPENSE
Interest on Savings, NOW and Money Market Accounts	342,732	306,766
Interest on Time Deposits	846,837	1,053,008
TOTAL INTEREST EXPENSE	1,189,569	1,359,774

NET INTEREST INCOME	6,477,298	6,615,355

Provision for Loan Losses	1,518,000	958,000
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	4,959,298	5,657,355

NONINTEREST INCOME
Service Charges, Fees, and Other Income	194,364	562,527
Gain on Sale of Investment Securities	14,676	234,867
	209,040	797,394

NONINTEREST EXPENSE
Salaries and Employee Benefits	3,427,402	3,134,800
Occupancy Expenses	839,249	844,684
Equipment Expenses	307,033	314,693
Other Real Estate Owned Expenses	370,192	58,308
Other Expenses	2,137,863	1,995,482
	7,081,739	6,347,967
INCOME (LOSS) BEFORE INCOME TAXES	(1,913,401)	106,782
Income Taxes	800	800

NET INCOME (LOSS)	$(1,914,201)	$105,982

NET INCOME (LOSS) PER SHARE - BASIC	$(0.48)	$0.03

NET INCOME (LOSS) PER SHARE - DILUTED	$(0.48)	$0.03

F-52

DESERT COMMERCIAL BANK

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

						Accumulated
			Additional			Other
	Shares	Common	Paid-in	Comprehensive	Accumulated	Comprehensive
	Outstanding	Stock	Capital	Income	Deficit	Income	Total
Balance December 31, 2009	4,004,921	$30,247,111	$1,206,575		$(15,415,481)	$9,442	$16,047,647
Exercise of Stock Options	960	2,880					2,880
Stock-based Compensation			165,593				165,593
Comprehensive Income :
Net Income				$105,982	105,982		105,982
Unrealized Gain on Available-for-Sale Securities, Net of Taxes of $50,695				72,954		72,954	72,954
Less Reclassification of Realized Gains Included in Net Income, Net of Taxes of $96,295				(138,572)		(138,572)	(138,572)
Total Comprehensive Loss				$40,364
Balance December 31, 2010	4,005,881	30,249,991	1,372,168		(15,309,499)	(56,176)	16,256,484
Exercise of Stock Options	-	-					-
Stock-based Compensation			177,627				177,627
Comprehensive Income :
Net Loss				$(1,914,201)	(1,914,201)		(1,914,201)
Unrealized Gain on Available-for-Sale Securities, Net of Taxes of $45,882				66,024		66,024	66,024
Less Reclassification of Realized Gains Included in Net Income, Net of Taxes of $6,017				(8,659)		(8,659)	(8,659)
Total Comprehensive Income				$(1,856,836)
Balance December 31, 2011	4,005,881	$30,249,991	$1,549,795		$(17,223,700)	$1,189	$14,577,275

F-53

DESERT COMMERCIAL BANK

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
OPERATING ACTIVITIES
Net Income (Loss)	$(1,914,201)	$105,982
Adjustments to Reconcile Net Income (Loss) to Net Cash From Operating Activities:
Depreciation and Amortization	339,012	362,709
Write Down of Other Real Estate Owned	294,675	-
Stock-based Compensation	177,627	165,593
Provision for Loan Losses	1,518,000	958,000
Gain on Sale of Securities Available for Sale	(14,676)	(234,867)
Other Items	176,279	(605,241)
NET CASH FROM OPERATING ACTIVITIES	576,716	752,176

INVESTING ACTIVITIES
Purchase of Securities Available for Sale	(19,503,667)	(26,874,341)
Paydowns and Maturities of Securities Available for Sale	21,500,000	15,025,969
Proceeds from Sale of Securities Available for Sale	1,483,125	10,662,660
Net Change in Federal Home Loan and Other Bank Stock	(119,200)	66,500
Net Change in Loans	6,298,148	(11,999,485)
Purchases of Premises and Equipment	(47,475)	(105,925)
NET CASH FROM INVESTING ACTIVITIES	9,610,931	(13,224,622)

FINANCING ACTIVITIES
Net Change in Deposits	(5,184,300)	7,301,428
Proceeds from Exercise of Stock Options	-	2,880
NET CASH FROM FINANCING ACTIVITIES	(5,184,300)	7,304,308
(DECREASE) INCREASE IN
CASH AND CASH EQUIVALENTS	5,003,347	(5,168,138)
Cash and Cash Equivalents at Beginning of Period	14,756,992	19,925,130

CASH AND CASH EQUIVALENTS AT END OF YEAR	$19,760,339	$14,756,992

Supplemental Disclosures of Cash Flow Information:
Interest Paid	$1,201,553	$1,363,339
Taxes Paid	$800	$800
Transfers of Loans to Other Real Estate Owned	$699,922	$-

F-54

DESERT COMMERCIAL BANK

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

The Bank has been incorporated in the State of California and organized as a single operating segment that operates two full-service branches in Palm Desert and El Centro, California. The Bank's primary source of revenue is providing loans to customers, who are predominately small and middle-market businesses and individuals located primarily in Riverside and Imperial Counties, California.

Subsequent Events

The Bank has evaluated subsequent events for recognition and disclosure through March 28, 2012, which is the date the financial statements were available to be issued.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The allowance for loan losses is the most significant accounting estimate reflected in the Bank's financial statements. The allowance for loan losses includes charges to reduce the recorded balances of loans receivable to their estimated net realizable value, as appropriate. The allowance is based on estimates, and ultimate losses may vary from current estimates. The Bank provides for estimated losses on loans receivable and real estate when any significant and permanent decline in value occurs. These estimates for losses are based on individual assets and their related cash flow forecasts, sales values, independent appraisals, the volatility of certain real estate markets, and concern for disposing of real estate in distressed markets. Although management of the Bank believes the estimates underlying the calculation of specific allowances are reasonable, there can be no assurances that the Bank could ultimately realize there values. In addition to providing valuation allowances on specific assets where a decline in value has been identified, the Bank establishes general valuation allowances for losses based on the overall portfolio composition, general market conditions, concentrations, and prior loss experience.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash, due from banks and federal funds sold. Generally, federal funds are sold for periods of less than ninety days.

F-55

DESERT COMMERCIAL BANK

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Cash and Due from Banks

Banking regulations require that banks maintain a percentage of their deposits as reserves in cash or on deposit with the Federal Reserve Bank. The Bank was in compliance with its reserve requirements as of December 31, 2011.

The Bank maintains amounts due from banks, which may exceed federally insured limits. The Bank has not experienced any losses in such accounts.

Investment Securities

Bonds, notes, and debentures for which the Bank has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity. Investments not classified as trading securities nor as held to maturity securities are classified as available-for-sale securities and recorded at fair value. Unrealized gains or losses on available-for-sale securities are excluded from net income and reported as an amount net of taxes as a separate component of other comprehensive income included in shareholders' equity. Premiums or discounts on held-to-maturity and available-for-sale securities are amortized or accreted into income using the interest method. Realized gains or losses on sales of held-to-maturity or available-for-sale securities are recorded using the specific identification method.

Management evaluates securities for other-than-temporary impairment ("OTTI") on at least a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation. For securities in an unrealized loss position, management considers the extent and duration of the unrealized loss, and the financial condition and near-term prospects of the issuer. Management also assesses whether it intends to sell, or it is more likely than not that it will be required to sell, a security in an unrealized loss position before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the entire difference between amortized cost and fair value is recognized as impairment through earnings. For debt securities that do not meet the aforementioned criteria, the amount of impairment is split into two components as follows; OTTI related to credit loss, which must be recognized in the income statement and; OTTI related to other factors, which is recognized in other comprehensive income. The credit loss is defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis. For equity securities, the entire amount of impairment is recognized through earnings.

Loans

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding unpaid principal balances reduced by any charge-offs or specific valuation accounts and net of deferred fees or costs on originated loans, or unamortized premiums or discounts on purchased loans. Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan. Amortization of deferred loan fees is discontinued when a loan is placed on nonaccrual status.

F-56

DESERT COMMERCIAL BANK

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Loans - Continued

Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans. The accrual of interest on loans is discontinued when principal or interest is past due 90 days based on the contractual terms of the loan or when, in the opinion of management, there is reasonable doubt as to collectibility. When loans are placed on nonaccrual status, all interest previously accrued but not collected is reversed against current period interest income. Income on nonaccrual loans is subsequently recognized only to the extent that cash is received and the loan's principal balance is deemed collectible. Interest accruals are resumed on such loans only when they are brought current with respect to interest and principal and when, in the judgment of management, the loans are estimated to be fully collectible as to all principal and interest.

Allowance for Loan Losses

The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged off. Amounts are charged-off when available information confirms that specific loans or portions thereof, are uncollectible. This methodology for determining charge-offs is consistently applied to each portfolio segment.

The Bank determines a separate allowance for each portfolio segment. The allowance consists of specific and general reserves. Specific reserves relate to loans that are individually classified as impaired. A loan is impaired when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement. Factors considered in determining impairment include payment status, collateral value and the probability of collecting all amounts when due. Measurement of impairment is based on the expected future cash flows of an impaired loan, which are to be discounted at the loan's effective interest rate, or measured by reference to an observable market value, if one exists, or the fair value of the collateral for a collateral-dependent loan. The Bank selects the measurement method on a loan-by-loan basis except that collateral-dependent loans for which foreclosure is probable are measured at the fair value of the collateral.

The Bank recognizes interest income on impaired loans based on its existing methods of recognizing interest income on nonaccrual loans. Loans, for which the terms have been modified resulting in a concession, and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings and classified as impaired with measurement of impairment as described above.

If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral.

F-57

DESERT COMMERCIAL BANK

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Allowance for Loan Losses - Continued

General reserves cover non-impaired loans and are based on historical loss rates for each portfolio segment, adjusted for the effects of qualitative or environmental factors that are likely to cause estimated credit losses as of the evaluation date to differ from the portfolio segment's historical loss experience. Qualitative factors include consideration of the following: changes in lending policies and procedures; changes in economic conditions, changes in the nature and volume of the portfolio; changes in the experience, ability and depth of lending management and other relevant staff; changes in the volume and severity of past due, nonaccrual and other adversely graded loans; changes in the loan review system; changes in the value of the underlying collateral for collateral-dependent loans; concentrations of credit and the effect of other external factors such as competition and legal and regulatory requirements.

Portfolio segments identified by the Bank include real estate, commercial and consumer loans. Relevant risk characteristics for these portfolio segments generally include debt service coverage, loan-to-value ratios and financial performance on non-consumer loans and credit scores, debt-to income, collateral type and loan-to-value ratios for consumer loans.

Premises and Equipment

Premises and equipment are carried at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives, which ranges from three to seven years for furniture and equipment. Leasehold improvements are amortized using the straight-line method over the estimated useful lives of the improvements or the remaining lease term, whichever is shorter. Expenditures for betterments or major repairs are capitalized and those for ordinary repairs and maintenance are charged to operations as incurred.

Other Real Estate Owned

Real estate acquired by foreclosure or deed in lieu of foreclosure is recorded at fair value at the date of foreclosure, establishing a new cost basis by a charge to the allowance for loan losses, if necessary. Other real estate owned is carried at the lower of the Bank's carrying value of the property or its fair value, less estimated carrying costs and costs of disposition. Fair value is based on current appraisals less estimated selling costs. Any subsequent write-downs are charged against operating expenses and recognized as a valuation allowance. Operating expenses of such properties, net of related income, and gains and losses on their disposition are included in other operating expenses.

Advertising Costs

The Bank expenses the costs of advertising in the period incurred.

F-58

DESERT COMMERCIAL BANK

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Federal Home Loan Bank ("FHLB") Stock

The Bank is a member of the FHLB system. Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on the ultimate recovery of par value. Both cash and stock dividends are reported as income.

Income Taxes

Deferred income taxes are computed using the asset and liability method, which recognizes a liability or asset representing the tax effects, based on current tax law, of future deductible or taxable amounts attributable to events that have been recognized in the financial statements. A valuation allowance is established to reduce the deferred tax asset to the level at which it is "more likely than not" that the tax asset or benefits will be realized. Realization of tax benefits of deductible temporary differences and operating loss carryforwards depends on having sufficient taxable income of an appropriate character within the carryforward periods.

The Bank has adopted guidance issued by the Financial Accounting Standards Board ("FASB") that clarifies the accounting for uncertainty in tax positions taken or expected to be taken on a tax return and provides that the tax effects from an uncertain tax position can be recognized in the financial statements only if, based on its merits, the position is more likely than not to be sustained on audit by the taxing authorities. Interest and penalties related to uncertain tax positions are recorded as part of income tax expense.

Comprehensive Income

Changes in unrealized gains and losses on available-for-sale securities is the only component of accumulated other comprehensive income for the Bank.

Financial Instruments

In the ordinary course of business, the Bank has entered into off-balance sheet financial instruments consisting of commitments to extend credit, commercial letters of credit, and standby letters of credit as described in Note K. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

Earnings Per Share ("EPS")

Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

F-59

DESERT COMMERCIAL BANK

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Fair Value Measurement

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Current accounting guidance establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The guidance describes three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a Bank's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

See Note O for more information and disclosures relating to the Bank's fair value measurements.

Stock-Based Compensation

The Bank recognizes the cost of employee services received in exchange for awards of stock options, or other equity instruments, based on the grant-date fair value of those awards. This cost is recognized over the period which an employee is required to provide services in exchange for the award, generally the vesting period. See Note M for additional information on the Bank's stock option plan.

Reclassifications

Certain reclassifications have been made in the prior year's financial statements to conform to the presentation used in the current year. These reclassifications had no impact of the Bank's previously reported financial statements.

F-60

DESERT COMMERCIAL BANK

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Adoption of New Accounting Standards

In July 2010, the Financial Accounting Standard Board (“FASB”) amended guidance to require significantly more information about the credit quality of the Bank’s loan portfolio. The Bank had previously included period-end related disclosures as required by the new amendment. Newly required activity related disclosures are effective for interim and annual reporting periods ending after December 15, 2011 and are included in these financial statements.

In April 2011, the FASB amended existing guidance for assisting a creditor in determining whether a restructuring is a troubled debt restructuring (“TDR”). The amendments clarify the guidance for a creditor’s evaluation of whether it has granted a concession and whether a debtor is experiencing financial difficulties. This guidance was effective for interim and annual reporting periods beginning after June 15, 2011 and is to be applied retrospectively to the beginning of the annual period of adoption. The new guidance did not have a significant impact on the Bank’s determination of whether a restructuring is a TDR.

Newly Issued But Not Yet Effective Standards

In May, 2011, the FASB issued an amendment to achieve common fair value measurement and disclosure requirements between U.S. and International accounting principles. Overall, the guidance is consistent with existing U.S. accounting principles; however, there are some amendments that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The amendment in this guidance will be effective for interim and annual reporting periods beginning after December 15, 2011. The amendment is not expected to significantly impact the Bank.

In September 2011, the FASB amended existing guidance and eliminated the option to present the components of other comprehensive income as part of the statement of changes in shareholders’ equity. The amendment requires that comprehensive income be presented in either a single continuous statement or in two separate consecutive statements. This amendment will be effective for interim and annual reporting periods beginning after December 15, 2011. The adoption of this amendment will change the presentation of the components of comprehensive income for the Bank as part of the statement of shareholders’ equity.

F-61

DESERT COMMERCIAL BANK

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

NOTE B - INVESTMENT SECURITIES

Debt and equity securities have been classified in the balance sheets according to management's intent. The amortized cost of securities and their approximate fair values at December 31 were as follows:

	Amortized	Unrealized	Unrealized	Fair
December 31, 2011	Cost	Gains	Losses	Value
Available-for-Sale Securities:
U.S. Government Agency Securities	$9,500,220	$29,601	$-	$9,529,821
Corporate Securities	1,500,000	-	(27,585)	1,472,415

	$11,000,220	$29,601	$(27,585)	$11,002,236

December 31, 2010
Available-for-Sale Securities:
U.S. Government Agency Securities	$12,943,874	$27,044	$(82,838)	$12,888,080
Corporate Securities	1,500,000	-	(39,420)	1,460,580

	$14,443,874	$27,044	$(122,258)	$14,348,660

Gross realized gains on sales of available-for-sale securities were $14,676 and $234,867, in 2011 and 2010, respectively.

At December 31, 2011 the Bank had securities available-for-sale with a fair value of approximately $5.0 million, which were pledged to secure public monies and for other purposes as required by law.

The amortized cost and estimated fair value of all investment securities as of December 31, 2011 by expected maturities are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Available-for-Sale Securities
	Amortized	Fair
	Cost	Value

Due in One Year or Less	$1,000,220	$1,001,822
Due from One Year to Five Years	10,000,000	10,000,414

	$11,000,220	$11,002,236

F-62

DESERT COMMERCIAL BANK

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

NOTE B - INVESTMENT SECURITIES - Continued

The gross unrealized loss and related estimated fair value of investment securities that have been in a continuous loss position for less than twelve months and over twelve months at December 31 are as follows:

	Less than Twelve Months		Over Twelve Months		Total
	Unrealized		Unrealized		Unrealized
	Losses	Fair Value	Losses	Fair Value	losses	Fair Value
December 31, 2011

Corporate Securities	$-	$-	$(27,585)	$1,472,415	$(27,585)	$1,472,415

December 31, 2010

U.S. Government Agency Securities	$(82,838)	$6,861,036	$-	$-	$(82,838)	$6,861,036
Corporate Securities	(39,420)	1,460,580	-	-	(39,420)	1,460,580

	$(122,258)	$8,321,616	$-	$-	$(122,258)	$8,321,616

As of December 31, 2011, the Company had one debt security where the estimated fair value had declined 1.84% from the Bank's amortized cost. The unrealized losses relate principally to the general change in interest rates and illiquidity, and not credit quality, that has occurred since the securities purchase dates, and such unrecognized losses or gains will continue to vary with general interest rate level fluctuations in the future. As management does not intend to sell the securities, and it is likely that it will not be required to sell the securities before their anticipated recovery, no declines are deemed to be other than temporary.

NOTE C - LOANS

A summary of the changes in the allowance for loan losses follows as of December 31:

	2011	2010

Balance at Beginning of Year	$2,186,910	$2,883,356
Additions to the Allowance Charged to Expense	1,518,000	958,000
Recoveries on Loans Charged Off	165,168	273,750
	3,870,078	4,115,106
Less Loans Charged Off	(1,664,008)	(1,928,196)

	$2,206,070	$2,186,910

F-63

DESERT COMMERCIAL BANK

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

NOTE C – LOANS – Continued

The following table presents the activity in the allowance for loan losses for the year 2011, and the recorded investment in loans and impairment method as of December 31, 2011 and 2010, by portfolio segment:

December 31, 2011	Real Estate	Commercial	Consumer	Total
Allowance for Loan Losses:
Beginning of Year	$1,129,568	$1,050,149	$7,193	$2,186,910
Provisions	1,088,930	444,171	(15,101)	1,518,000
Charge-offs	(785,389)	(878,619)	-	(1,664,008)
Recoveries	59,541	87,127	18,500	165,168

End of Year	$1,492,650	$702,828	$10,592	$2,206,070

Reserves:
Specific	$828,429	$124,969	$-	$953,398
General	664,221	577,859	10,592	1,252,672

	$1,492,650	$702,828	$10,592	$2,206,070

Loans Evaluated for Impairment:
Individually	$9,435,448	$348,308	$-	$9,783,756
Collectively	84,367,770	13,233,135	155,225	97,756,130

	$93,803,218	$13,581,443	$155,225	$107,539,886

December 31, 2010
Reserves:
Specific
General	840,939	364,837	7,193	1,212,969

	$1,129,568	$1,050,149	$7,193	$2,186,910

Loans Evaluated for Impairment:
Individually	$10,028,245	$1,011,823	$-	$11,040,068
Collectively	88,016,190	16,509,664	484,474	105,010,328

	$98,044,435	$17,521,487	$484,474	$116,050,396

F-64

DESERT COMMERCIAL BANK

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

NOTE C – LOANS – Continued

The Bank categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as current financial information, historical payment experience, collateral adequacy, credit documentation, and current economic trends, among other factors. The Bank analyzes loans individually by classifying the loans as to credit risk. This analysis typically includes larger, non-homogeneous loans such as commercial real estate and commercial and industrial loans. This analysis is performed on an ongoing basis as new information is obtained. The Bank uses the following definitions for risk ratings:

Pass – Loans classified as pass include loans not meeting the risk ratings defined below.

Special Mention - Loans classified as special mention have a potential weakness that deserves management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution's credit position at some future date.

Substandard - Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

Impaired – A loan is considered impaired, when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement. Additionally, all loans classified as troubled debt restructurings are considered impaired.

The risk category of loans by class of loans was as follows as of December 31, 2011:

		Special
December 31, 2011	Pass	Mention	Substandard	Impaired	Total
Real Estate:
Construction and Land Development	$14,146,427	$126,992	$-	$2,507,460	$16,780,879
Farmland	3,069,000	-	-	-	3,069,000
1-4 Family Residential	10,923,656	-	256,062	-	11,179,718
Multifamily Residential	963,368	-	67,035	-	1,030,403
Commercial Real Estate and Other	53,912,347	902,883	-	6,927,988	61,743,218
Commercial	12,466,995	45,847	720,293	348,308	13,581,443
Consumer	143,390	-	11,835	-	155,225

	$95,625,183	$1,075,722	$1,055,225	$9,783,756	$107,539,886

F-65

DESERT COMMERCIAL BANK

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

NOTE C – LOANS – Continued

The risk category of loans by class of loans was as follows as of December 31, 2010:

		Special
December 31, 2010	Pass	Mention	Substandard	Impaired	Total
Real Estate:
Construction and Land Development	$13,325,232	$174,328	$4,270,587	$1,774,263	$19,544,410
Farmland	3,103,002	-	-	-	3,103,002
1-4 Family Residential	9,973,566	722,571	-	3,847,886	14,544,023
Multifamily Residential	1,484,748	-	-	-	1,484,748
Commercial Real Estate and Other	54,052,881	359,000	550,275	4,406,096	59,368,252
Commercial	15,777,326	243,073	489,265	1,011,823	17,521,487
Consumer	484,474	-	-	-	484,474

	$98,201,229	$1,498,972	$5,310,127	$11,040,068	$116,050,396

Past due and nonaccrual loans presented by loan class were as follows as of December 31, 2011 and 2010:

	Still Accruing
	30-89 Days	Over 90 Days
December 31, 2011	Past Due	Past Due	Nonaccrual
Real Estate:
Construction and Land Development	$-	$-	$2,507,460
Commercial Real Estate and Other	340,589	-	2,504,659
Commercial and Industrial	113,994	-	234,314

	$454,583	$-	$5,246,433

December 31, 2010
Real Estate:
Construction and Land Development	$718,127	$-	$1,774,263
1-4 Family Residential	-	-	3,847,886
Commercial Real Estate and Other	-	-	4,406,096
Commercial and Industrial	186,419	-	1,011,823
Consumer	13,105	-	-

	$917,651	$-	$11,040,068

F-66

DESERT COMMERCIAL BANK

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

NOTE C – LOANS – Continued

Information relating to individually impaired loans presented by class of loans was as follows as of December 31, 2011 and 2010:

	Unpaid			Average	Interest
	Principal	Recorded	Related	Recorded	Income
December 31, 2011	Balance	Investment	Allowance	Investment	Recognized
With an Allowance Recorded
Real Estate:
Construction and Land Development	$2,507,460	$2,507,460	$445,316	1,791,000	-
Farmland	-	-	-	-	-
1-4 Family Residential	-	-	-	31,000	-
Multifamily Residential	-	-	-	-	-
Commercial Real Estate and Other	6,927,988	6,927,988	383,113	5,609,000	133,000
Commercial	385,556	348,308	124,969	872,000	-
Consumer	-	-	-	-	-

	$9,821,004	$9,783,756	$953,398	$8,303,000	$133,000

December 31, 2010
With an Allowance Recorded
Real Estate:
Construction and Land Development	$1,774,263	$1,774,263	$42,222	443,000	-
Farmland	-	-	-
1-4 Family Residential	3,848,603	3,847,886	170,800	1,140,000	-
Multifamily Residential	-	-	-	-	-
Commercial Real Estate and Other	4,419,354	4,406,096	75,607	1,102,000	-
Commercial	1,218,576	1,011,823	685,312	1,482,000	-
Consumer	-	-	-	-	-

	$11,260,796	$11,040,068	$973,941	$4,167,000	$-

The Bank did not have any troubled debt restructuring during 2011. During 2011 the Bank had no troubled debt restructurings for which there was a payment default within twelve months following modification.

F-67

DESERT COMMERCIAL BANK

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

NOTE D - PREMISES AND EQUIPMENT

A summary of premises and equipment as of December 31 follows:

	2011	2010

Furniture, Fixtures, and Equipment	$1,605,495	$1,579,852
Leasehold Improvements	2,377,815	2,376,893
	3,983,310	3,956,745
Less Accumulated Depreciation and Amortization	(2,818,427)	(2,500,325)

	$1,164,883	$1,456,420

The Bank has entered into leases for its main office and El Centro office, which will expire in December 2015, and January 2017, respectively. These leases include provisions for periodic rent increases as well as payment by the lessee of certain operating expenses. The rental expense relating to these leases and other short term rentals was approximately $530,000 and $530,000 for the years ended December 31, 2011 and 2010, respectively.

At December 31, 2011, the future minimum lease payments remaining under noncancellable operating lease commitments for the Bank's main office and El Centro office were as follows:

2012	$448,628
2013	453,874
2014	459,277
2015	464,842
2016	209,973
Thereafter	16,440

$2,053,034

F-68

DESERT COMMERCIAL BANK

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

NOTE E - DEPOSITS

At December 31, 2011, the scheduled maturities of time deposits are as follows:

2012	$42,349,103
2013	8,427,456
2014	788,202
2015	468,600
2016	65,966

$52,099,327

NOTE F - OTHER BORROWINGS

The Bank may borrow up to $2.0 million overnight on a secured basis from a correspondent bank. As of December 31, 2011, no collateral was pledged and no amount had been advanced under this agreement.

The Bank is a member of the Federal Home Loan Bank and has arranged secured borrowing lines with that institution. As of December 31, 2011, the Bank had pledged loans totaling approximately $15.1 million resulting in a secured borrowing capability of approximately $7,045,000. No amount was outstanding as of December 31, 2011 under this arrangement.

The Bank also has a line of credit with the Federal Reserve Bank of San Francisco. The amount of the line of credit is subject to the Bank providing adequate capital. As of December 31, 2011, the Bank had pledged loans with a carrying value of approximately $16.0 million, resulting in a secured borrowing capability of approximately $8.1 million. No amount was outstanding as of December 31, 2011 under this arrangement.

F-69

DESERT COMMERCIAL BANK

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

NOTE G - OTHER EXPENSES

Other expenses as of December 31 are comprised of the following:

	2011	2010

Professional Fees	$309,986	$174,131
Data Processing	325,389	338,083
Legal Fees	370,669	242,709
Marketing and Business Promotion	82,915	93,996
Insurance	175,739	237,263
Office Expenses	156,088	164,532
Regulatory Assessments	335,854	401,497
Other Expenses	381,223	343,271

	$2,137,863	$1,995,482

NOTE H - EMPLOYEE BENEFIT PLAN

The Bank adopted a 401(k) plan for its employees in 2005. Under the plan, eligible employees may defer a portion of their salaries. The plan also provides for a non-elective contribution by the Bank. The Bank made a contribution of $63,547 and $57,278 for 2011 and 2010, respectively.

F-70

DESERT COMMERCIAL BANK

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

NOTE I - INCOME TAXES

The tax expense for the periods ended December 31, 2011 and 2010 was the minimum franchise tax for the State of California. The tax benefits related to the operating losses incurred during the year ended December 31, 2011, were not recognized, as realization of the benefits are dependent upon future income. During 2010 tax expense was $800 comprised of taxes accrued on current operating earnings of $27,800 and reduced by a reduction in the valuation allowance against net deferred tax assets of $27,000.

Deferred taxes are a result of differences between income tax accounting and generally accepted accounting principles with respect to income and expense recognition. The following is a summary of the components of the net deferred tax asset accounts recognized in the accompanying statements of financial condition at December 31:

	2011	2010
Deferred Tax Assets:
Pre-Opening Expenses	$136,000	$152,000
Allowance for Loan Losses Due to Tax Limitations	280,000	248,000
Write down of Other Real Estate Owned	910,000	726,000
Nonaccrual Interest	180,000	185,000
Depreciation Differences	284,000	228,000
Operating Loss Carryforwards	4,736,000	4,329,000
Stock-based Compensation	233,000	211,000
Unrealized Loss on Securities Available for Sale	-	39,000
Other Assets and Liabilities	40,000	42,000
	6,799,000	6,160,000

Valuation Allowance	(6,725,000)	(6,001,000)

Deferred Tax Liabilities:
Accrual to Cash Adjustment	-	(39,000)
Loan Origination Costs	(56,000)	(61,000)
Unrealized Gain on Securities Available for Sale	(1,000)	-
Other Assets and Liabilities	(18,000)	(20,000)
	(75,000)	(120,000)

Net Deferred Tax Asset (Liability)	$(1,000)	$39,000

The valuation allowance was established because the Bank has not reported earnings sufficient enough to support the recognition of the deferred tax assets. The Bank has net operating loss carryforwards of approximately $11,505,000 for federal income tax purposes and $11,519,000 for California franchise tax purposes. Federal and California net operating loss carryforwards, to the extent not used will expire at various dates through 2031. Income tax returns for the years ended December 31, 2010, 2009 and 2008 are open to audit by the federal authorities and for the years ended December 31, 2010, 2009, 2008, and 2007 are open to audit by the state authorities.

F-71

DESERT COMMERCIAL BANK

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

NOTE J - RELATED PARTY TRANSACTIONS

In the ordinary course of business, the Bank has granted loans to certain officers and directors and the companies with which they are associated. In the Bank's opinion, all loans and loan commitments to such parties are made on substantially the same terms including interest rates and collateral, as those prevailing at the time of comparable transactions with other persons. The total outstanding principal and commitment of these loans at December 31, 2011 and 2010 was approximately $1,000 and $89,000, respectively.

Also, in the ordinary course of business, certain executive officers, directors and companies with which they are associated have deposits with the Bank. The balances of these deposits at December 31, 2011 and 2010 amounted to approximately $1,597,000 and $2,657,000, respectively.

NOTE K - COMMITMENTS

In the ordinary course of business, the Bank enters into financial commitments to meet the financing needs of its customers. These financial commitments include commitments to extend credit and standby letters of credit. Those instruments involve to varying degrees, elements of credit and interest rate risk not recognized in the Bank's financial statements.

The Bank's exposure to loan loss in the event of nonperformance on commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments as it does for loans reflected in the financial statements.

As of December 31, 2011 and 2010, the Bank had the following outstanding financial commitments whose contractual amount represents credit risk:

	2011	2010

Commitments to Extend Credit	$6,898,946	$8,076,810
Standby Letters of Credit	5,000	5,000

	$6,903,946	$8,081,810

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since many of the commitments are expected to expire without being drawn upon, the total amounts do not necessarily represent future cash requirements. The Bank evaluates each client's credit worthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Bank is based on management's credit evaluation of the customer. The majority of the Bank's commitments to extend credit and standby letters of credit are secured by real estate.

F-72

DESERT COMMERCIAL BANK

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

NOTE L - EARNINGS PER SHARE ("EPS")

The following is a reconciliation of net income (loss) and shares outstanding to the income and number of shares used to compute EPS:

	2011		2010
	Income	Shares	Loss	Shares
Net Income (Loss) as Reported	$(1,914,201)		$105,982
Shares Outstanding at Year End		4,005,881		4,005,881
Impact of Weighting Shares Issued During the Year		-		(831)
Used in Basic EPS	(1,914,201)	4,005,881	105,982	4,005,050
Dilutive Effect of Outstanding Stock Options		-		21,768

Used in Diluted EPS	$(1,914,201)	4,005,881	$105,982	4,026,818

NOTE M - STOCK OPTION PLAN

The Bank's 2005 Stock Option Plan was approved by its shareholders in 2005. Under the terms of the 2005 Stock Option Plan, directors, officers and key employees may be granted both nonqualified and incentive stock options. The Plan provides for options to purchase 754,000 shares of common stock at a price not less than 100% of the fair market value of the stock on the date of the grant. Stock options expire no later than ten years from the date of the grant and generally vest over three to five years. The Plan provides for accelerated vesting if there is a change of control, as defined in the Plan. The Bank recognized stock-based compensation expense of $177,627 and $165,593 in 2011 and 2010, respectively.

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model with the assumptions presented below:

	2011	2010

Expected Volatility	47.6%	42.1%
Expected Term	5.9 Years	6.5 Years
Expected Dividends	None	None
Risk Free Rate	2.31%	2.14%
Weighted-Average Grant Date Fair Value	$1.16	$1.18

F-73

DESERT COMMERCIAL BANK

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

NOTE M - STOCK OPTION PLAN - Continued

Since the Bank has a limited amount of historical stock activity the expected volatility is based on the historical volatility of similar banks that have a longer trading history. The expected term represents the estimated average period of time that the options remain outstanding. Since the Bank does not have sufficient historical data on the exercise of stock options, the expected term is based on the "simplified" method that measures the expected term as the average of the vesting period and the contractual term. The risk free rate of return reflects the grant date interest rate offered for zero coupon U.S. Treasury bonds over the expected term of the options.

A summary of the status of the Bank's stock option plan as of December 31, 2011 and changes during the period ended thereon is presented below:

			Weighted-
		Weighted-	Average	Aggregate
		Average	Remaining	Intrinsic
		Exercise	Contractual	Value
December 31, 2011	Shares	Price	Term	in Thousands
Outstanding at Beginning of Year	602,107	$3.93
Granted	69,500	$2.46
Exercised	-	$-
Forfeited	(2,500)	$3.00
Expired	-	$-

Outstanding at End of Year	669,107	$3.81	5.9 Years	$-

Options Exercisable	604,236	$3.92	5.7 Years	$-

As of December 31, 2011, there was $67,735 of total unrecognized compensation cost related to the outstanding stock options that will be recognized over a weighted-average period of 1.5 years.

F-74

DESERT COMMERCIAL BANK

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

NOTE N - REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2011 and 2010, that the Bank meets all capital adequacy requirements.

As of December 31, 2011, the most recent notification from the FDIC categorized the Bank as adequately capitalized under the regulatory framework for prompt corrective action (there are no conditions or events since that notification that management believes have changed the Bank's category). To be categorized as well capitalized, the Bank must maintain minimum ratios as set forth in the table below and be released from the order described below.

The following table also sets forth the Bank's actual capital amounts and ratios as of December 31, 2011 and 2010 and also the amount and ratios generally required under capital adequacy rules and the prompt corrective rules to be considered well-capitalized, in addition to those provided in the Agreement discussed following (dollar amounts in thousands):

			Amount of Capital Required
					To Be Well-
					Capitalized
			For Capital		Under Prompt
			Adequacy		Corrective
	Actual		Purposes		Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2011:
Total Capital (to Risk-Weighted Assets)	$16,043	13.8%	$9,327	8.0%	$11,659	10.0%
Tier 1 Capital (to Risk-Weighted Assets)	$14,576	12.5%	$4,664	4.0%	$6,996	6.0%
Tier 1 Capital (to Average Assets)	$14,576	10.3%	$5,686	4.0%	$7,107	5.0%

As of December 31, 2010:
Total Capital (to Risk-Weighted Assets)	$17,874	14.4%	$9,936	8.0%	$12,420	10.0%
Tier 1 Capital (to Risk-Weighted Assets)	$16,313	13.1%	$4,968	4.0%	$7,452	6.0%
Tier 1 Capital (to Average Assets)	$16,313	11.1%	$5,883	4.0%	$7,354	5.0%

F-75

DESERT COMMERCIAL BANK

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

NOTE N - REGULATORY MATTERS Continued

Following the conclusion of a regulatory examination of the Bank conducted during 2008 the Bank has entered into a consent agreement (the "Agreement") with the Federal Deposit Insurance Corporation ("FDIC") and California Department of Financial institutions ("CDFI") as of February 17, 2009. The agreement generally prohibits certain operations or practices deemed objectionable or in violation of law by the FDIC and CDFI and requires the Bank to take several affirmative actions. The primary requirements of the Agreement are as follows:

•	Retain management acceptable to the FDIC and CDFI.

•	Notify the FDIC and CDFI of any new director, which director shall be subject to non-disapproval by such agencies.

•	Develop and adopt a capital plan maintaining a Tier I capital ratios of nine percent, and maintain minimum risk-based capital requirement, in a form and manner acceptable to the FDIC and CDFI.

•	Restore the allowance for loan and lease losses to an appropriate level.

•	Develop, adopt, and implement a comprehensive policy for the allowance for loan and lease losses, with appropriate Board of Directors' review and consideration.

•	Develop a written action plan to reduce exposure to adversely classified assets listed in the report of exam.

•	Develop, adopt, and implement a plan to reduce the concentration in real estate assets.

•	Adopt and implement a written policy providing for adequate liquidity and funds management practices.

•	Comply with all laws and regulations applicable to the Bank.

•	The Bank shall not make any distributions to shareholders without FDIC and CDFI approval.

•	Formulate a comprehensive three-year business and strategic plan.

•	Develop and implement an effective internal and external audit program.

•	Provide internal and external audit reports to the FDIC and CDFI.

•	Make quarterly progress reports to the FDIC and CDFI.

•	Provide certain notifications to its shareholders.

Management believes that the Bank has made progress since the report of examination consistent with the requirements of the Agreement by reducing other real estate owned from $7.8 million at the end of 2008 to $2.6 million at the end of 2011; and by increasing its Tier I capital ratio to 10.3% as a result of the capital offering during 2009.

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DESERT COMMERCIAL BANK

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

NOTE O – FAIR VALUE MEASUREMENT

The following is a description of valuation methodologies used for assets and liabilities recorded at fair value:

Securities: The fair values of securities available for sale are determined by matrix pricing, which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted prices for specific securities but rather by relying on the securities' relationship to other benchmark quoted securities (Level 2).

Collateral-Dependent Impaired Loans: The Bank does not record loans at fair value on a recurring basis. The fair value of impaired loans with specific allocations of the allowance for loan losses is generally based on recent real estate appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are usually significant and typically result in a Level 3 classification of the inputs for determining fair value.

Other Real Estate Owned: Nonrecurring adjustments to certain commercial and residential real estate properties classified as other real estate owned are measured at fair value, less costs to sell. Fair values are generally based on recent third party appraisals of the property. These appraisals may use a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are usually significant and typically result in a Level 3 classification of the inputs for determining fair value.

F-77

DESERT COMMERCIAL BANK

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

NOTE O – FAIR VALUE MEASUREMENT - Continued

The following table provides the hierarchy and fair value for each major category of assets and liabilities measured at fair value at December 31:

	Fair Value Measurements Using
December 31, 2011	Level 1	Level 2	Level 3	Total
Assets measured at fair value on a recurring basis
Securities Available for Sale	$-	$11,002,000	$-	$11,002,000

Assets measured at fair value on a non-recurring basis
Collateral-Dependent Impaired Loans, Net of Specific Reserves	$-	$-	$8,830,000	$8,830,000
Other Real Estate Owned	$-	$-	$2,614,000	$2,614,000

December 31, 2010
Assets measured at fair value on a recurring basis
Securities Available for Sale	$-	$14,349,000	$-	$14,349,000

Assets measured at fair value on a non-recurring basis
Collateral-Dependent Impaired Loans, Net of Specific Reserves	$-	$-	$10,066,000	$10,066,000
Other Real Estate Owned	$-	$-	$2,209,000	$2,209,000

Collateral-dependent impaired loans, which are measured for impairment using the fair value of the collateral, had a carrying value of approximately $9,783,0000 and $11,040,000, with specific reserves of $953,000 and $974,000 as of December 31, 2011 and 2010, respectively.

Other real estate owned which is measured at the lower of carrying amount or fair value less costs to sell, had a carrying amount of $2,614,000 and $2,209,000 at December 31, 2011 and 2010, respectively, after a write down of $294,675 in 2011 and none in 2010.

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DESERT COMMERCIAL BANK

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

NOTE P - FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the amount at which the asset or obligation could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the entire holdings of a particular financial instrument. Because no market value exists for a significant portion of the financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature, involve uncertainties and matters of judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on financial instruments both on and off the balance sheet without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Additionally, tax consequences related to the realization of the unrealized gains and losses can have a potential effect on fair value estimates and have not been considered in many of the estimates.

The following methods and assumptions were used to estimate the fair value of significant financial instruments:

Financial Assets

The carrying amounts of cash, short term investments, due from customers on acceptances, and bank acceptances outstanding are considered to approximate fair value. Short term investments include federal funds sold, securities purchased under agreements to resell, and interest bearing deposits with banks. The fair values of investment securities, including available for sale, are generally based on matrix pricing. The fair value of loans are estimated using a combination of techniques, including discounting estimated future cash flows and quoted market prices of similar instruments where available.

Financial Liabilities

The carrying amounts of deposit liabilities payable on demand, commercial paper, and other borrowed funds are considered to approximate fair value. For fixed maturity deposits, fair value is estimated by discounting estimated future cash flows using currently offered rates for deposits of similar remaining maturities. The fair value of long term debt is based on rates currently available to the Bank for debt with similar terms and remaining maturities.

Off-Balance Sheet Financial Instruments

The fair value of commitments to extend credit and standby letters of credit is estimated using the fees currently charged to enter into similar agreements. The fair value of these financial instruments is not material.

F-79

DESERT COMMERCIAL BANK

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

NOTE P - FAIR VALUE OF FINANCIAL INSTRUMENTS - Continued

The estimated fair value of financial instruments at December 31, 2011 and 2010 are summarized as follows:

	2011		2010
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
Financial Assets:
Cash and Due From Banks	$11,140,339	$11,140,339	$2,186,992	$2,186,992
Federal Funds Sold	8,620,000	8,620,000	12,570,000	12,570,000
Investment Securities	11,002,236	11,002,236	14,348,660	14,348,660
Loans, net	104,968,605	109,758,000	113,484,675	117,880,000
Federal Home Loan Bank Stock	841,900	841,900	722,700	722,700
Accrued Interest Receivable	399,894	399,894	430,003	430,003

Financial Liabilities:
Deposits	$125,693,402	$126,077,000	$130,877,702	$131,425,000
Accrued Interest Payable	23,874	23,874	35,858	35,858

NOTE Q - WARRANTS

In connection with the Bank's 2009 stock offering, the Bank issued one warrant to purchase an additional one share of common stock for every five shares purchased. The warrants may be exercised at any time from the date of issuance until June 16, 2011, at an exercise price of $6.50 per share and then at an exercise price of $7.25 per share until December 16, 2012. As of December 31, 2011, there were 354,593 warrants outstanding.

NOTE R - PROPOSED MERGER

On June 29, 2011, the Bank and First Foundation, Inc. (“FFI”) announced the signing of a definitive merger agreement (the "Agreement") whereby Desert Commercial Bank will merge with and into a wholly owned subsidiary of FFI, First Foundation Bank.

Under the terms of the Agreement, Desert Commercial Bank shareholders will received approximately $16 million consisting of FFI common stock for DCB’s outstanding common stock and cash for DCB stock options. The number of FFI shares to be received by DCB shareholders and the cash to be paid to the DCB option holders in the merger may be adjusted based on DCB’s financial performance after March 31, 2011, and prior to the closing of the merger DCB shareholders and option holders could also receive up to $4.05 million of additional consideration, consisting of additional FFI shares to the DCB shareholders and additional cash to the DCB options holders, based upon the performance, over the succeeding two years, of certain loans within DCB’s portfolio. On January 30, 2012, Desert Commercial Bank's shareholders approved the merger. The transaction is subject to regulatory approval and is expected to be completed in the second quarter of 2012.

F-80

(b) The following exhibits are filed as part of this registration statement:

Exhibit Number	Description

3.1	Articles of Incorporation of First Foundation Inc., as amended, as filed with the Secretary of State of California.

3.2	Amended and Restated Bylaws of First Foundation Inc.

10.1*	First Foundation Inc. 2007 Equity Incentive Plan.

10.2*	First Foundation Inc. 2007 Management Stock Incentive Plan.

10.3*	Form of Director and Officer Indemnification Agreement.

10.4*	Amended and Restated Employment Agreement of Ulrich E. Keller, Jr., dated December 31, 2009, together with First and Second Amendments thereto.

10.5*	Amended and Restated Employment Agreement of Scott F. Kavanaugh, dated December 31, 2009, together with First and Second Amendments thereto.

10.6*	Amended and Restated Employment Agreement of John Hakopian, dated December 31, 2009, together with First and Second Amendments thereto.

10.7*	Change of Control Agreement of Ulrich E. Keller, Jr., dated September 17, 2007.

10.8*	Change of Control Agreement of Scott F. Kavanaugh, dated September 17, 2007.

10.9*	Change of Control Agreement of John Hakopian, dated September 17, 2007.

10.11	Agreement and Plan of Merger, as amended, by and among First Foundation Inc., First Foundation Bank and Desert Commercial Bank, dated June 29, 2011, together with First, Second and Third Amendments thereto.

10.12	Earn-Out Agreement entered into August 15, 2012 with Desert Commercial Bank (“DCB”) pursuant to the Agreement and Plan of Merger with DCB.

10.13	Loan Agreement dated April 19, 2013 between NexBank SSB, as lender and the Company as borrower, together with the Company’s Promissory Note and a Security Agreement entered into by the Company pursuant to the Loan Agreement.

* Each of these exhibits constitutes a management contract, compensatory plan, or arrangement.

75

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

FIRST FOUNDATION INC.

Date: October 17, 2013	By:	/s/ SCOTT KAVANUGH
Scott Kavanaugh, Chief Executive Officer

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INDEX OF EXHIBITS

Exhibit Number	Description

3.1	Articles of Incorporation of First Foundation Inc., as amended, as filed with the Secretary of State of California.

3.2	Amended and Restated Bylaws of First Foundation Inc.

10.1*	First Foundation Inc. 2007 Equity Incentive Plan.

10.2*	First Foundation Inc. 2007 Management Stock Incentive Plan.

10.3*	Form of Director and Officer Indemnification Agreement.

10.4*	Amended and Restated Employment Agreement of Ulrich E. Keller, Jr., dated December 31, 2009, together with First and Second Amendments thereto.

10.5*	Amended and Restated Employment Agreement of Scott F. Kavanaugh, dated December 31, 2009, together with First and Second Amendments thereto.

10.6*	Amended and Restated Employment Agreement of John Hakopian, dated December 31, 2009, together with First and Second Amendments thereto.

10.7*	Change of Control Agreement of Ulrich E. Keller, Jr., dated September 17, 2007.

10.8*	Change of Control Agreement of Scott F. Kavanaugh, dated September 17, 2007.

10.9*	Change of Control Agreement of John Hakopian, dated September 17, 2007.

10.11	Agreement and Plan of Merger, as amended, by and among First Foundation Inc., First Foundation Bank and Desert Commercial Bank, dated June 29, 2011, together with First, Second and Third Amendments thereto.

10.12	Earn-Out Agreement entered into August 15, 2012 with Desert Commercial Bank (“DCB”) pursuant to the Agreement and Plan of Merger with DCB.

10.13	Loan Agreement dated April 19, 2013 between NexBank SSB, as lender and the Company as borrower, together with the Company’s Promissory Note and a Security Agreement entered into by the Company pursuant to the Loan Agreement.

* Each of these exhibits constitutes a management contract, compensatory plan, or arrangement.

E-1